
13001501



REPUBLIC SERVICES, INC.

2012 Summary Annual Report

FOCUSING ON WHAT MATTERS - CREATING VALUE FOR ALL

EMPLOYEES
We value our employees and strive to provide meaningful and rewarding careers—with safety underlying everything we do.

CUSTOMERS
Serving customers is not just what we do—it's who we are. We are a company focused on making our relationships with customers stronger, more effective and longer-lasting.

COMMUNITY & PLANET
We care for our communities by reducing vehicle emissions, diverting waste, developing renewable energy sources and keeping an eye out for the neighborhoods we serve.

STOCKHOLDERS
We value our stockholders and remain committed to generating consistent earnings and cash flow growth.



PAVING THE ROAD TO SUCCESS, WITH A STAR AS OUR GUIDE

Republic Services is guided by the principles we have adopted as our core values – to be Respectful, Responsible, Reliable, Resourceful and Relentless in all we do, every day.

We are reminded of these principles every time we see the five R's joined together to form the Republic Services' Star.

RESPECTFUL
We value others and demonstrate that in everything we do.

RESPONSIBLE
We do the right thing – always and every day.

RELIABLE
We are trustworthy and accountable.

RESOURCEFUL
We maximize our strengths to get the job done.

RELENTLESS
We work hard and never give up.



FELLOW STOCKHOLDERS,



As I reflect on 2012, it can be best defined as a year in Republic's history when we took strategic steps to strengthen our foundation in preparation for growth and innovation in 2013 and beyond. Despite a less than favorable economy, we executed on our long-term strategy and maintained our track record of generating strong cash flow from the business. Consistent with our balanced approach to cash utilization, we reinvested in the business and returned a significant portion of free cash flow to our stockholders. This included dividends of $329 million and share repurchases of $325 million.

We are extremely pleased with the progress we have made and value our employees' hard work that contributed to our 2012 successes.

> **"Our strategy has not changed. It is designed to generate cash flow growth and improve returns on invested capital."**

DELIVERING STRONG FINANCIAL PERFORMANCE

We delivered adjusted free cash flow of $768 million and closed the year with a total stockholder return of 9.9%. Additionally, we proudly returned $654 million in total cash to our stockholders during the year, a cash yield of 6.3%.

In the second half of 2012, we experienced two sequential quarters of core price improvement. This was an encouraging indicator as we entered 2013. We expect full year 2013 price to exceed our 2012 performance. We also delivered positive results from initiatives to grow the business, including positive unit growth in all collection lines of business while maintaining high levels of customer retention. We believe this is a positive indicator that there is some level of economic stability and improvement occurring in the marketplace. And, our marketing efforts are beginning to take hold.

INCREASING EMPLOYEE ENGAGEMENT AND PRODUCTIVITY

Strong company performance begins with employees who believe—believe in the company and in the role they play to deliver results. In 2012, we optimized our organization to ensure we have the right people in the right roles to achieve our goals. This means more accountability, wider spans of control and more meaningful work for everyone. We strengthened our internal performance management system, improved our learning and development capabilities, and simplified business processes and decision making so all employees are working to achieve "The Republic Way."

INVESTING IN THE BUSINESS

We completed approximately $100 million in acquisitions in 2012, which was our highest investment in four years. These acquisitions have annual run rate revenue of approximately $65 million and an expected annual EBITDA contribution of approximately $23 million. Our financial flexibility enables us to complete these accretive transactions and gives us the capacity we need to pursue future deals.

We finished 2012 with 62% of our residential routes now being automated, single-operator trucks. Operating an automated fleet is more than increasing productivity. It also greatly increases driver safety and engagement, broadens our driver recruitment demographic, and improves customer experience.

ENVIRONMENTALLY RESPONSIBLE INVESTMENTS

We are focused on being good stewards of the planet. Republic has a substantial recycling business and we intend to continue expanding our capabilities in this growing segment. We believe that waste streams from recycling and diverted materials will continue to grow. Two years ago, we identified 25 of our existing markets that we could invest in to build our recycling capacity. We are doing this by expanding into three to five of these markets per year. In 2012, we made improvements at three existing recycling facilities, opened a new facility in Jacksonville, Florida, and broke ground on a new single-stream facility in Dallas.

We are also pleased with the strides we have made in gradually converting our fleet to natural gas. Natural gas allows us to take advantage of the cost savings of running a fleet on this clean alternative fuel source. Approximately 55% of our vehicle purchases during 2012 were vehicles fueled by natural gas. Further, we added seven fueling stations to our portfolio giving us a total of 21 stations, four of which we share with our municipal partners to help gain a wider acceptance and use of this abundant alternative fuel.

2013 – A CONTINUED STEADFAST AND FOCUSED PACE OF CHANGE

Our strategy has not changed. It is designed to generate cash flow growth and improve returns on invested capital. We remain committed to an effective cash flow utilization strategy that includes increasing cash returns to our stockholders through share repurchases and dividends.

To deliver on this strategy and to create value for all stakeholders, in 2013 we are focusing our attention on what we do best. This includes executing our long-term plan of profitably growing and operating our North American solid waste and recycling businesses. We will accomplish this by continuing our pricing programs and utilizing our return on investment-based tools. We will grow the business through sales, acquisitions and investments in recycling processing capability. We also will enhance the customer experience by continuously improving our service delivery and differentiating our service offerings.

We continue to manage our cost structure through programs designed to gain operational efficiencies, including fleet automation, CNG conversion and standardized maintenance practices.

Most importantly, we will continue investing in our people, building our talent and improving team engagement.

As we have demonstrated year after year, our strategy and performance are solid. We have consistently demonstrated the strength of our core business, and executing our strategy will ensure we maintain our position as a market leader. I believe with a lot of focused determination over the next few years, we can earn five stars – from our employees, customers and stockholders – if we continue to be guided by just one: our Republic Star.

My deepest thanks go to our employees for their unwavering focus on teamwork and showing our customers that we work for them, to our customers for the opportunity to serve them, to our Board of Directors for their wisdom and counsel, and to our stockholders for your continued investments and trust.

We are all committed to delivering for you.



Don Slager
President & Chief Executive Officer



2012 SUCCESSES:

$768M in Adjusted Free Cash Flow

$654M in Cash Returned to Stockholders

$329M in Dividends

$325M in Share Repurchases

$100M in Strategic Acquisitions



HIGHLIGHTS



in millions except percentages	2012	2011	2010
Cash Returned to Stockholders	**$654**	**$769**	**$336**
Cash yield	6.3%	7.0%	3.0%
Shares repurchased	11.8	15.7	1.4
Net investment in acquisitions	**$100**	**$52**	**$29**
Total tons recycled	4.6	4.4	4.0
Automated residential routes	62%	59%	51%
Natural gas vehicles (% of fleet)	8%	5%	3%

NOTE: See "Adjusted Free Cash Flow" section in Republic's Current Report on Form 8-K, dated February 7, 2013, for a reconciliation of adjusted free cash flow to cash provided by operating activities and a description of why we present it.



DOING MORE OF WHAT WE DO BEST IN 2013

STRATEGIC ACQUISITIONS

We continue to grow our company through thoughtful acquisitions. In 2012, we accelerated our efforts in this area, investing $100 million in acquisitions. In 2013, we remain dedicated to growing our business with strategic acquisitions at the same pace, when and where it makes sense and only with adequate returns on invested capital.

SUSTAINABLE IMPACT

We take our role as responsible stewards of the environment seriously and will grow our recycling infrastructure so we can provide more residents and businesses – and our great grandchildren – with a cleaner, healthier, more sustainable planet. Keeping our 2012 pace, we will invest in three to five existing markets to expand our recycling capability and meet customer needs in 2013. We will also expand our planet-friendly fleet. We ended 2012 with approximately 8% of our fleet powered by natural gas. We expect 50% of our annual truck purchases to be CNG and the natural gas share of our fleet to grow to 20% by 2016.

ENHANCEMENTS FOR CUSTOMERS

In 2013 – and the years to follow – we will focus on providing even more value to our customers. We will do this by offering more products and services our customers need and want; delivering the type of quality service customers can't find anywhere else; and providing an overall experience that makes doing business with us easy, convenient and worth every penny. Let's just say, we are working hard to earn five stars.

FLEET AUTOMATION

Automation increases productivity and provides a safer working environment for our drivers. An automated, single-operator fleet allows us to serve more customers more efficiently and enables us to attract and retain strong, diverse talent. We ended 2012 with approximately 62% of our residential fleet automated. And, with our current conversion and purchase plans, we expect approximately 80% of our residential fleet to be automated within seven years.

FLEET MAINTENANCE STANDARDIZATION

Through OneFleet, our maintenance standardization program, we are minimizing variability in our maintenance processes. This standardization will result in higher vehicle quality and reliability and a safer, more efficient fleet with lower operating costs. Approximately 50% of our fleet is managed in facilities that have implemented a consistent and higher set of maintenance standards and practices. We expect all of our fleet will be managed to these standards by 2016.

GROWTH FOR EMPLOYEES

Success starts with the people we employ to operate our company on a day-to-day basis. With strong talent across all roles and geographies in our footprint, our customers are getting the best—the best thinking and the best execution. Our employees are deeply invested in our success and in satisfying our customers. In 2013, we will roll out new tools and programs for employees, designed to maximize results and drive employee engagement.



STRENGTH IN NUMBERS

191


LAND
FILLS

195 transfer stations

954



trucks purchased in 2012

30,000 employees



$100 million in 2012 strategic acquisitions



15,400 recycling and waste collection trucks on the road



71 recycling facilities

39 states & Puerto Rico


2

solar energy projects

69



landfill gas projects

332 collection companies

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number: 1-14267

REPUBLIC SERVICES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**65-0716904**
(State of Incorporation)	*(I.R.S. Employer Identification No.)*
18500 North Allied Way Phoenix, Arizona	**85054**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code: (480) 627-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Stock, par value $.01 per share	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2012, the aggregate market value of the shares of the Common Stock held by non-affiliates of the registrant was $9.7 billion.

As of February 8, 2013, the registrant had outstanding 362,596,989 shares of Common Stock (excluding treasury shares of 44,076,417).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement relative to the 2013 Annual Meeting of Stockholders are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

PART I		
Item 1.	Business	2
Item 1A.	Risk Factors	14
Item 1B.	Unresolved Staff Comments	23
Item 2.	Properties	23
Item 3.	Legal Proceedings	24
Item 4.	Mine Safety Disclosures	27
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	27
Item 6.	Selected Financial Data	29
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	31
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	72
Item 8.	Financial Statements and Supplementary Data	74
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	137
Item 9A.	Controls and Procedures	137
Item 9B.	Other Information	138
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	138
Item 11.	Executive Compensation	138
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	138
Item 13.	Certain Relationships and Related Transactions, and Director Independence	139
Item 14.	Principal Accounting Fees and Services	139
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	139
	Signatures	147

Unless the context requires otherwise, all references in this Form 10-K to "Republic", "the company," "we," "us" and "our" refer to Republic Services, Inc. and its consolidated subsidiaries.

PART I

ITEM 1. BUSINESS

Overview

We are the second largest provider of services in the domestic non-hazardous solid waste industry as measured by revenue. We provide non-hazardous solid waste collection services for commercial, industrial, municipal and residential customers through 332 collection operations in 38 states and Puerto Rico. We own or operate 195 transfer stations, 191 active solid waste landfills and 71 recycling centers. We also operate 69 landfill gas and renewable energy projects. We were incorporated as a Delaware corporation in 1996. On December 5, 2008, we acquired all the issued and outstanding shares of Allied Waste Industries, Inc. (Allied) in a stock-for-stock transaction for an aggregate purchase price of $12.1 billion, which included $5.4 billion of debt, at fair value.

Based on analysts' reports and industry trade publications, we believe the United States non-hazardous solid waste services industry generates annual revenue of approximately $55 billion, of which approximately 60% is managed by publicly owned waste companies. We believe that we and one other public waste company generated in excess of 60% of the publicly owned companies' total revenue. Industry data also indicates that the non-hazardous waste industry in the United States remains fragmented as privately held companies and municipal and other local governmental authorities generate approximately 19% and 22%, respectively, of total industry revenue. We believe growth in the solid waste industry historically has been linked primarily to growth in the overall economy, including the level of new household and business formation and changes in residential and commercial construction activity.

Our operations are national in scope, but the physical collection and disposal of waste is very much a local business and the dynamics and opportunities differ in each of our markets. By combining local operating management with standardized business practices, we drive greater overall operating efficiency across the company while maintaining day-to-day operating decisions at the local level, closest to the customer.

We manage our operations through three geographic operating regions that are also our reportable segments: East, Central and West. Each region is organized into several areas and each area contains multiple business units or operating locations. Each of our regions and substantially all our areas provide collection, transfer, recycling and disposal services. We believe this structure facilitates integrating our operations within each region, which is a critical component of our operating strategy. It also allows us to maximize the growth opportunities in each of our markets and to operate the business efficiently, while minimizing administrative overhead costs and maintaining effective controls and standards over operational and administrative matters, including financial reporting. See Note 14, *Segment Reporting*, to our consolidated financial statements in Item 8 of this Form 10-K for further discussion of our operating segments.

During the fourth quarter of 2012, we restructured our field and corporate operations to create a more efficient and competitive company. These changes included consolidating the regions from four to three, which resulted in a change to our reportable segments to those described above, and areas from 28 to 20, relocating office space and reducing administrative staffing levels. We implemented this realignment to leverage our strong leadership team and organizational capabilities to refine how we operate. We have not made any changes to the span of control at our business units, keeping the appropriate leadership focus and decision making closest to our customers.

Management Team

We believe we have one of the most experienced management teams in the solid waste industry.

Donald W. Slager became our Chief Executive Officer (CEO) and remained our President on January 1, 2011, after having served as our President and Chief Operating Officer (COO) from the Allied acquisition in December 2008 until then. In addition to his duties as CEO, Mr. Slager resumed the role of principal operating executive from November 2011 until August 2012. Prior to the Allied acquisition, Mr. Slager worked for Allied from 1992 through 2008 and served in various management positions, including President and COO from 2004 through 2008 and Executive Vice President and COO from 2003 to 2004. From 2001 to 2003, Mr. Slager served as Senior Vice President, Operations. Mr. Slager held various management positions at Allied from 1992 to 2003, and was previously General Manager at National Waste Services, where he served in various management positions since 1985. Mr. Slager has over 32 years of experience in the solid waste industry. Mr. Slager has been a member of our Board of Directors since June 24, 2010.

Glenn A. Culpepper was elected Executive Vice President – Chief Financial Officer, effective on January 9, 2013. Mr. Culpepper has more than 30 years of broad-based financial experience. He joins Republic from Summit Materials, a leading business in the aggregates and building materials sector, where he has been Chief Financial Officer (CFO) for the last two years. Prior to that, Mr. Culpepper spent 21 years at CRH PLC, a large publicly-traded multinational construction materials company based in Dublin, Ireland, including two years as its principal financial officer and member of its board of directors, and 13 years as the CFO of its North American operations, Oldcastle Materials. Prior to CRH, Mr. Culpepper held roles of increasing responsibility in audit, tax and mergers and acquisitions at Price Waterhouse.

Robert Boucher was named Executive Vice President, Operations in August 2012. Mr. Boucher joined us in June 2010 as the Area President for the Houston area and then served as Senior Vice President, Operations, Southern Region. Mr. Boucher has had a 20-year career in the waste industry, including serving as President and Chief Executive Officer of Synagro from 2002 to 2010. Before that, Mr. Boucher worked for Allied Waste Industries, Inc. from 1997 to 2002 in positions including District Manager and Regional Vice President. Mr. Boucher also worked for Waste Management from 1994 to 1997 and for American Waste Systems from 1989 to 1994. During this time, his many roles included Division Manager, Operations Manager, General Manager and Division President. Mr. Boucher has over 23 years of experience in the solid waste industry.

Jeffrey A. Hughes was named Executive Vice President, Human Resources in December 2008. Before that, Mr. Hughes served as Senior Vice President, Eastern Region Operations for Allied from 2004 until the Allied acquisition in December 2008. Mr. Hughes served as Assistant Vice President of Operations Support for Allied from 1999 to 2004 and as a District Manager for Allied from 1988 to 1999. Mr. Hughes has over 25 years of experience in the solid waste industry.

Michael P. Rissman has served as our Executive Vice President, General Counsel and Corporate Secretary since August 2009. Previously, Mr. Rissman had served as acting General Counsel and Corporate Secretary from March 2009. Mr. Rissman joined Allied as Vice President and Deputy General Counsel in July 2007 and continued in the same positions at Republic following the Allied acquisition in December 2008. Prior to joining Allied, Mr. Rissman was a partner at Mayer Brown LLP, in Chicago, where he worked from 1990 until coming to Allied in 2007.

Our local management team has extensive industry experience in growing, operating and managing solid waste companies and has substantial experience in their local geographic markets. This allows us to quickly respond to and meet our customers' needs and stay in touch with local businesses and municipalities. Each regional management team includes a regional president, vice president-controller, vice president of human resources, vice president of sales, vice president of operations support, director of safety, director of engineering and environmental management, and director of market planning and development. We believe that our strong regional management teams allow us to effectively and efficiently drive our initiatives and help ensure consistency throughout the organization. Our regional management teams and area presidents have extensive authority, responsibility and autonomy for operations within their respective geographic markets. As a result of retaining experienced managers with extensive knowledge of and involvement in their local communities, we are proactive in anticipating customers' needs and adjusting to changes in our markets. We also seek to implement the best practices of our various regions, areas and business units throughout our operations to continue improving operating margins.

Integrated Operations

We believe we have created a company with a strong, national operating platform. We seek to achieve a high rate of internalization by controlling waste streams from the point of collection through processing or disposal. Our fully integrated markets generally have a lower cost of operations and more favorable cash flows than our non-integrated markets. Through acquisitions, landfill operating agreements and other market development activities, we create market-specific, integrated operations typically consisting of one or more collection operations, transfer stations and landfills. We also operate recycling centers in markets where diversion of waste is a priority and it is profitable to do so. We consider acquiring companies that own or operate landfills with significant permitted disposal capacity and appropriate levels of waste volumes.

We also seek to acquire solid waste collection operations in markets in which we own or operate landfills. In addition, we generate internal growth in our disposal operations by developing new landfills and expanding our existing landfills in markets in which we have significant collection operations or in markets that we determine lack sufficient disposal capacity. During the year ended December 31, 2012, approximately 67% of the total waste volume that we collected was disposed at landfill sites that we own or operate (internalization). In a number of our larger markets, we and our competitors are required to take waste to government-controlled disposal facilities (flow control). This provides us with an opportunity to compete effectively in these markets without investing in landfill capacity.

Major Initiatives

Our initiatives are designed to deliver total waste stream solutions, including recycling, to our customers while creating sustainable economic value for our stockholders. We believe focusing on the following major initiatives will improve profitability and generate value for our stockholders:

Customer Experience

We strive to provide the highest level of customer service. Our policy is to periodically visit each commercial account to ensure customer service and satisfaction. We also have municipal marketing representatives who are responsible for working with municipalities or communities to which we provide residential service to ensure customer satisfaction. Additionally, the municipal representatives organize and drive the effort to obtain new or renew municipal contracts in their service areas.

We will continue to exceed our customers' expectations through consistently delivering high quality service and an expanded use of technology to make it easier to do business with us. Our technology eventually will allow more customers to access information and perform functions like changing service requests and making payments over the internet that were previously done with the assistance of a customer service representative. By increasing the ease of use and functionality of our web-based market presence, we believe we will enhance customer satisfaction and retention while we lower our costs.

Expansion of Recycling Capabilities

We believe approximately 35% of municipal solid waste is recycled. Communities have increasingly committed to their residents to enhance and expand their recycling programs. We continue to focus on innovative waste disposal processes and programs to help our customers achieve their goals related to sustainability and environmentally sound waste practices. We currently own or operate 71 recycling centers. During 2012, we invested approximately $76 million on five recycling centers. We will continue to look for opportunities to expand our recycling capabilities in markets where these services are desired and provide an appropriate return on our investment.

Fleet Automation

Through 2012, we have converted approximately 62% of our residential routes to automated single driver trucks. By converting our residential routes to automated service, we believe we can more efficiently service our customers, improve driver safety, increase productivity and reduce labor costs. Additionally, communities using automated vehicles have higher participation rates in recycling programs, thereby complementing our initiative to expand our recycling capabilities.

Fleet Conversion to Compressed Natural Gas (CNG)

We currently operate 1,300 CNG vehicles out of our total 15,000 active vehicles. We expect to continue our gradual fleet conversion to CNG, our preferred alternative fuel technology, as part of our ordinary annual fleet replacement process. We believe a gradual fleet conversion is most prudent to realize the full value of our previous fleet investments. Approximately 54% of our vehicle purchases during 2012 were vehicles fueled by CNG. We believe using CNG vehicles provides us a competitive advantage in communities with strict clean emission objectives or initiatives that focus on protecting the environment. Although upfront costs are higher, we expect that using natural gas will reduce our overall fleet operating costs through lower maintenance and fuel expenses.

Standardized Maintenance

We believe we operate the eighth largest vocational fleet in the United States. As of December 31, 2012, our average fleet age in years, by line of business, was as follows:

	Number of Vehicles	Average Age
Residential	7,500	6
Commercial	4,000	6
Industrial	3,500	9
Total	15,000	7

We have historically spent approximately 5% of our revenue on fleet maintenance. Through standardization of core functions, we believe we can minimize variability in our maintenance processes, resulting in higher vehicle quality and reliability and a safer, more efficient fleet with lower operating costs. We have standardized maintenance programs for approximately 50% of our fleet maintenance operations through December 31, 2012.

Cash Utilization Strategy

Key components of our cash utilization strategy include generating and growing free cash flow and sustaining or improving our return on invested capital. Our definition of free cash flow, which is not a measure determined in accordance with United States generally accepted accounting principles (U.S. GAAP), is cash provided by operating activities less purchases of property and equipment, plus proceeds from sales of property and equipment as presented in our consolidated statements of cash flows. We believe that free cash flow is a driver of stockholder value and provides useful information regarding the recurring cash provided by our operations. Free cash flow also demonstrates our ability to execute our cash utilization strategy, which includes:

- internal growth and acquisitions,
- dividends,
- share repurchases, and
- strong capital structure.

We manage our free cash flow by ensuring that capital expenditures and operating asset levels are appropriate in light of our existing business and growth opportunities and by closely managing our working capital, which consists primarily of accounts receivable, accounts payable, and accrued landfill and environmental costs.

Internal Growth and Acquisitions

Our growth strategy focuses on increasing revenue, gaining market share and enhancing stockholder value through internal growth in price and volume as well as through development activities, acquisitions and improving our operating margins. Within our markets, our goal is to deliver sustainable, long-term profitable growth while efficiently operating our assets to generate acceptable rates of return. We allocate capital to businesses, markets and development projects both to support growth and to achieve acceptable rates of return. The key components of our growth strategy are:

Price Growth. We seek to secure price increases necessary to offset increased costs, to improve our operating margins and to obtain adequate returns on our substantial investments in vehicles, other equipment, landfills, transfer stations and recycling facilities.

Volume Growth. Growth through increases in our customer base and services provided is the most capital efficient means to grow our business. We seek to obtain long-term contracts for collecting solid waste with exclusive franchise agreements with municipalities as well as commercial and industrial contracts. By obtaining such long-term agreements, we can grow our contracted revenue base at the same rate as the underlying population growth in these markets. In addition, by securing a base of long-term recurring revenue, we are better able to protect our market position from competition. We work to increase volumes while ensuring that prices charged for services provide an appropriate return on our capital investment.

Sales and Marketing Activities. We manage our sales and marketing activities to enable us to capitalize on our leading position in many of the markets in which we operate. While most of our marketing activity is local in nature, we also provide a National Accounts program in response to the needs of national and regional customers. This National Accounts program is designed to provide the best total solution to our customers' evolving waste management needs in an environmentally responsible manner. We partner with national clients to reach their sustainability goals, optimize waste streams, balance equipment and service intervals, and provide customized reporting. The National Accounts program centralizes services to effectively manage customer needs, while helping minimize costs. With our extended geographic reach, this program effectively serves our customers nationwide. As an industry leader, our mission is to use our strengths and expertise to exceed customer expectations by consistently delivering the best national program available.

Development Activities. We seek to identify opportunities to further our position as an integrated service provider in markets where we are not fully integrated. Where appropriate, we seek to obtain permits to build transfer stations, recycling centers and landfills that would provide vertically integrated waste services or expand the service areas for our existing disposal sites. Development projects, while generally less capital intensive than acquisitions, typically require extensive permitting efforts that can take years to complete with no assurance of success. We undertake development projects when we believe there is a reasonable probability of success and where reasonably priced acquisition opportunities are not available.

We continuously evaluate our existing operating assets and their deployment within each market to determine if we have optimized our position and to ensure appropriate investment of capital. Where operations are not generating acceptable returns, we examine opportunities to achieve greater efficiencies and returns through integrating additional assets. If such enhancements are not possible, we may ultimately decide to divest the existing assets and reallocate resources to other markets.

Acquisitions. Our acquisition growth strategy focuses primarily on acquiring privately held solid waste and recycling companies that complement our existing business platform. We believe our ability to acquire privately held companies is enhanced by increasing competition in the solid waste industry, increasing capital requirements due to changes in solid waste regulatory requirements, and the limited number of exit strategies for privately held companies. In addition, we will continue to evaluate opportunities to acquire operations and facilities that are being divested by other publicly owned waste companies.

Public-Private Partnerships. In addition to privately held solid waste and recycling companies, we also focus on the waste and recycling operations and facilities of municipal and other local governmental authorities for growth opportunities. We believe our ability to acquire operations and facilities from municipalities that are privatizing is growing, as they increasingly seek to raise capital and reduce risk.

The consolidation of acquired businesses into existing operations, whether through acquisitions or public-private partnerships, reduces costs by decreasing capital and expenses used for truck routing, personnel, equipment and vehicle maintenance, inventories and back-office administration.

Dividends

In July 2003, our board of directors initiated a quarterly cash dividend of $0.04 per share. Our quarterly dividend has increased from time to time thereafter, the latest increase occurring in the third quarter of 2012 to $0.235 per share, representing a compound annual growth rate since 2003 of approximately 22%. We expect to continue paying quarterly cash dividends and may consider additional dividend increases if we believe they will enhance stockholder value.

Share Repurchases

We have had a share repurchase program since November 2010. From November 2010 to December 31, 2012, we used $825.6 million to repurchase 29.0 million shares of our common stock at a weighted average cost per share of $28.49. We expect to use the remaining authorization, totaling $324.4 million, to repurchase outstanding shares during 2013.

Strong Capital Structure

Debt. Since our merger with Allied on December 5, 2008, we have refinanced $5,288.2 million in senior notes and $1,022.3 million in tax-exempt financings. This reduced the average coupon rate on our senior notes and tax-exempt financings, on a weighted average basis, by more than 175 basis points while extending our debt maturities and giving greater stability to our capital structure. As a result of the refinancing, our debt maturity profile is as follows:

	2013	2014	2015	2016	2017	Thereafter
Credit facilities	$ -	$ -	$ -	$ 1,000.0	$ 1,250.0	$ -
Senior notes	-	-	-	-	-	5,725.7
Debentures	-	-	-	-	-	200.5
Tax-exempt financings	11.3	11.3	4.8	25.0	5.2	1,040.3
Total	$ 11.3	$ 11.3	$ 4.8	$ 1,025.0	$ 1,255.2	$ 6,966.5

Credit Ratings. A key component of our financial strategy includes maintaining investment grade ratings on our senior debt, which was rated BBB by Standard & Poor's, BBB by Fitch and Baa3 by Moody's as of December 31, 2012. Such ratings have allowed us, and should continue to allow us, to readily access capital markets at competitive rates.

Operations

Our operations primarily consist of providing collection, transfer and disposal of non-hazardous solid waste and recovering and recycling certain materials.

Collection Services. We provide solid waste collection services to commercial, industrial, municipal and residential customers through 332 collection operations. In 2012, 77% of our revenue was derived from collection services. Within the collection line of business, 35% of our revenue is from services provided to municipal and residential customers, 40% is from services provided to commercial customers, and 25% is from services provided to industrial (both permanent and temporary) and other customers.

Our residential collection operations involve the curbside collection of refuse from small containers into collection vehicles for transport to transfer stations, or directly to landfills or recycling centers. We typically perform residential solid waste collection services under contracts with municipalities, which we generally secure by competitive bid and which give us exclusive rights to service all or a portion of the homes in the respective municipalities. These contracts or franchises usually range in duration from one to five years, although some of our exclusive franchises are for significantly longer periods. We also perform residential solid waste collection services on a subscription basis, in which individual households contract directly with us. The fees received for subscription residential collection are based primarily on market factors, frequency and type of service, the distance to the disposal facility and the cost of disposal. In general, subscription residential collection fees are paid quarterly in advance by the residential customers receiving the service.

In our commercial and industrial collection operations, we supply our customers with waste containers of varying sizes. We also rent compactors to large waste generators. We typically perform commercial collection services under one- to three-year service agreements, and fees are determined based on a number of factors including the market, collection frequency, type of equipment furnished, type and volume or weight of the waste collected, transportation costs, and the cost of disposal.

We also provide waste collection services to industrial and construction facilities on a contractual basis with terms ranging from a single pickup to one year or longer. Our construction services are provided to the commercial construction and home building sectors. We collect the containers or compacted waste and transport the waste to either a transfer station or directly to a landfill for disposal.

We also provide recycling services based on our collection customers' requirements to complete our service offerings.

Transfer Services. We own or operate 195 transfer stations. Revenue at transfer stations is primarily generated by charging tipping or disposal fees which accounted for 5% of our revenue during 2012. Our collection operations deposit waste at these transfer stations, as do other private and municipal haulers, for compaction and transfer to disposal sites or recycling centers. Transfer stations provide collection operations with a cost effective means to consolidate waste and reduce transportation costs while providing our landfill sites with an additional "gate" to extend their geographic reach.

Disposal Services. We own or operate 191 active landfills. We charge tipping fees to third parties, which accounted for 12% of our revenue during 2012. As of December 31, 2012, we had approximately 37,000 permitted acres and total available permitted and probable expansion disposal capacity of 4.8 billion in-place cubic yards. The in-place capacity of our landfills is subject to change based on engineering factors, requirements of regulatory authorities, our ability to continue to operate our landfills in compliance with applicable regulations, and our ability to successfully renew operating permits and obtain expansion permits at our sites. Some of our landfills accept non-hazardous special waste, including utility ash, asbestos and contaminated soils.

Most of our active landfill sites have the potential for expanded disposal capacity beyond the currently permitted acreage. We monitor the availability of permitted disposal capacity at each of our landfills and evaluate whether to pursue an expansion at a given landfill based on estimated future waste volumes and prices, market needs, remaining capacity and the likelihood of obtaining an expansion. To satisfy future disposal demand, we are currently seeking to expand permitted capacity at certain of our landfills. However, we cannot assure you that all proposed or future expansions will be permitted as designed.

We also have responsibility for 128 closed landfills, for which we have associated closure and post-closure obligations.

Recycling Services. We own or operate 71 recycling centers. These facilities generate revenue through the collection, processing, and sale of old corrugated cardboard (OCC), old newspaper (ONP), aluminum, glass and other materials. Most of these recyclable materials are collected by our collection operations.

Changing market demand for recyclable materials causes volatility in commodity prices. At current volumes and mix of materials, we believe a ten dollar per ton change in the price of recyclable materials will change annual revenue and operating income by approximately $29 million and $20 million, respectively, on an annual basis.

In certain instances we issue recycling rebates to municipalities or large industrial customers, which can be based on the price we receive upon the final sale of recyclable materials, a fixed contractual rate or other measures. We also receive rebates when we dispose of recyclable materials at third-party facilities.

Of the current waste stream, approximately 35% is recycled, and we believe that percentage is growing faster than the overall waste stream as more volumes are diverted from landfills. As consumer demand for recycling services has increased, we have met that demand by integrating recycling components to each of our collection service offerings. Our goal is to provide a complete waste stream management solution to our customers in an environmentally sustainable way.

Other Services. Other revenue consists primarily of National Accounts revenue generated from nationwide contracts in markets outside our operating areas, where the associated waste handling services are subcontracted to local operators. Thus, substantially all of this revenue is offset with related subcontract costs, which are recorded in cost of operations.

Customers

We provide services to a broad base of commercial, industrial, municipal and residential customers. No single customer has individually accounted for more than 3% of our consolidated revenue in any of the last three years.

Competition

Although we operate in a highly competitive industry, entry into our business and the ability to operate profitably require substantial amounts of capital and managerial experience. Competition in the non-hazardous solid waste industry comes from a few other large, national publicly-owned companies, including Waste Management, Inc., several regional publicly- and privately-owned solid waste companies, and thousands of small privately-owned companies. In any given market, competitors may have larger operations and greater resources. In addition, we compete with municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to the availability of tax revenue and tax-exempt financing.

We compete for collection accounts primarily on the basis of price and the quality of our services. From time to time, our competitors reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract. Our ability to maintain and increase prices in certain markets may be impacted by our competitors' pricing policies. This may have an impact on our future revenue and profitability.

Seasonality and Severe Weather

Our operations can be adversely affected by periods of inclement or severe weather, which could increase the volume of waste collected under our existing contracts (without corresponding compensation), delay the collection and disposal of waste, reduce the volume of waste delivered to our disposal sites, or delay the construction or expansion of our landfill sites and other facilities. Our operations also can be favorably affected by severe weather, which could increase the volume of waste in situations where we are able to charge for our additional services.

Regulation

Our facilities and operations are subject to a variety of federal, state and local requirements that regulate, among other things, the environment, public health, safety, zoning and land use. Operating and other permits, licenses and other approvals generally are required for landfills and transfer stations, certain solid waste collection vehicles, fuel storage tanks and other facilities that we own or operate. These permits are subject to denial, revocation, modification and renewal in certain circumstances. Federal, state and local laws and regulations vary, but generally govern wastewater or storm water discharges, air emissions, the handling, transportation, treatment, storage and disposal of hazardous and non-hazardous waste, and the remediation of contamination associated with the release or threatened release of hazardous substances. These laws and regulations provide governmental authorities with strict powers of enforcement, which include the ability to revoke or decline to renew any of our operating permits, obtain injunctions, or impose fines or penalties in the event of violations, including criminal penalties. The U.S. Environmental Protection Agency (EPA) and various other federal, state and local authorities administer these regulations.

We strive to conduct our operations in compliance with applicable laws, regulations and permits. However, from time to time we have been issued citations or notices from governmental authorities that have resulted in the need to expend funds for remedial work and related activities at various landfills and other facilities or in the need to expend funds for fines, penalties or settlements. We cannot assure you that citations and notices will not be issued in the future despite our regulatory compliance efforts. We have established final capping, closure, post-closure and remediation reserves that we believe, based on currently available information, will be adequate to cover our current estimates of regulatory costs. However, we cannot assure you that actual costs will not exceed our reserves.

Federal Regulation. The following summarizes the primary federal environmental and occupational health and safety-related statutes that affect our facilities and operations:

- *The Solid Waste Disposal Act, including the Resource Conservation and Recovery Act* (RCRA). RCRA establishes a framework for regulating the handling, transportation, treatment, storage and disposal of hazardous and non-hazardous solid waste, and requires states to develop programs to ensure the safe disposal of solid waste in sanitary landfills.

  Subtitle D of RCRA establishes a framework for regulating the disposal of municipal solid waste. Regulations under Subtitle D currently include minimum comprehensive solid waste management criteria and guidelines, including location restrictions, facility design and operating criteria, final capping, closure and post-closure requirements, financial assurance standards, groundwater monitoring requirements and corrective action standards. All of the states in which we operate have implemented permit programs pursuant to RCRA and Subtitle D. These state permit programs may include landfill requirements that are more stringent than those of Subtitle D. Our failure to comply with any of these environmental requirements at any of our locations may lead to temporary or permanent loss of an operating permit, which would result in costs in connection with securing new permits and reduced revenue from lost operational time.

  All of our planned landfill expansions and new landfill development projects have been engineered to meet or exceed Subtitle D requirements. Operating and design criteria for existing operations have been modified to comply with these regulations. Compliance with Subtitle D regulations has resulted in increased costs and may in the future require substantial additional expenditures in addition to other costs normally associated with our waste management activities.

- *The Comprehensive Environmental Response, Compensation and Liability Act of 1980* (CERCLA). CERCLA, among other things, provides for the cleanup of sites from which there is a release or threatened release of a hazardous substance into the environment. CERCLA may impose strict joint and several liability for the costs of cleanup and for damages to natural resources upon current owners and operators of a site, parties who were owners or operators of a site at the time the hazardous substances were disposed of, parties who transported the hazardous substances to a site, and parties who arranged for the disposal of the hazardous substances at a site. Under the authority of CERCLA and its implementing regulations, detailed requirements apply to the manner and degree of investigation and remediation of facilities and sites where hazardous substances have been or are threatened to be released into the environment. Liability under CERCLA is not dependent on the existence or disposal of only "hazardous wastes," but also can be based upon the existence of small quantities of more than 700 "substances" characterized by the EPA as "hazardous," many of which are found in common household waste. Among other things, CERCLA authorizes the federal government to investigate and remediate sites at which hazardous substances have been or are threatened to be released into the environment or to order persons potentially liable for the cleanup of the hazardous substances to do so themselves. In addition, the EPA has established a National Priorities List of sites at which hazardous substances have been or are threatened to be released and which require investigation or cleanup.

CERCLA liability is strict liability. It can be founded upon the release or threatened release, even as a result of unintentional, non-negligent or lawful action, of hazardous substances, including very small quantities of such substances. Thus, even if we have never knowingly transported or received hazardous substances, it is likely that hazardous substances have been deposited or "released" at landfills or other facilities that we presently or historically have owned or operated, or at properties owned by third parties to which we have transported waste. Therefore, we could be liable under CERCLA for the cost of cleaning up such hazardous substances at such sites and for damages to natural resources, even if those substances were deposited at our facilities before we acquired or operated them. The costs of a CERCLA cleanup can be very expensive and can include the costs of disposing of hazardous substances at appropriately-licensed facilities. Given the difficulty of obtaining insurance for environmental impairment liability, any such liability could have a material impact on our business, financial condition, results of operations and cash flows.

- *The Federal Water Pollution Control Act of 1972* (the Clean Water Act). This act regulates the discharge of pollutants from a variety of sources, including solid waste disposal sites, into streams, rivers and other waters of the United States. Runoff from our landfills and transfer stations that is discharged into surface waters through discrete conveyances must be covered by discharge permits that generally require us to conduct sampling and monitoring, and, under certain circumstances, to reduce the quantity of pollutants in those discharges. Storm water discharge regulations under the Clean Water Act require a permit for certain construction activities and for runoff from industrial operations and facilities, which may affect our operations. If a landfill or transfer station discharges wastewater through a sewage system to a publicly owned treatment works, the facility must comply with discharge limits imposed by that treatment works. In addition, states may adopt groundwater protection programs under the Clean Water Act or the Safe Drinking Water Act that could affect the manner in which our landfills monitor and control their waste management activities. Furthermore, if development at any of our facilities alters or affects wetlands, we may be required to secure permits before such development starts. In these situations, permitting agencies may require mitigation of wetland impacts.

- *The Clean Air Act.* The Clean Air Act imposes limitations on emissions from various sources, including landfills. In March 1996, the EPA promulgated regulations that require large municipal solid waste landfills to install landfill gas monitoring systems. These regulations apply to landfills that commenced construction, reconstruction or modification on or after May 30, 1991, and, principally, to landfills that can accommodate 2.5 million cubic meters or more of municipal solid waste. The regulations apply whether the landfills are active or closed. The date by which each affected landfill must have a gas collection and control system installed and made operational varies depending on calculated emission rates at the landfill. Efforts to curtail the emission of greenhouse gases and to ameliorate the effect of climate change may require our landfills to deploy more stringent emission controls and monitoring systems, with resulting capital or operating costs. Many state regulatory agencies also currently require monitoring systems for the collection and control of certain landfill gas. Certain of these state agencies are also implementing greenhouse gas control regulations that would also apply to landfill gas emissions. See Item 1A, *Risk Factors – "Regulation of greenhouse gas emissions could impose costs on our operations, the magnitude of which we cannot yet estimate*," in this Form 10-K.

  In addition, our vehicle fleet also may become subject to higher efficiency standards or other carbon-emission restrictions. Over the past two years, EPA and the National Highway Traffic Safety Administration (NHTSA) have adopted regulations mandating the reduction of vehicle tail pipe emissions as a means of reducing greenhouse gas emissions. The regulations take the form of fuel economy standards. EPA and NHTSA have developed fuel economy standards in two vehicle categories: (1) conventional automobiles and light-duty trucks; and (2) heavy-duty tucks, including solid waste collection vehicles and tractor trailers. We own and operate vehicles in both categories. For conventional automobiles and light-duty trucks, in May 2010 EPA and NHTSA finalized fuel economy standards for model years 2012 through 2016. In October 2011, EPA and

NHTSA initiated a second round of rulemaking for conventional automobiles and pick-up trucks in model years 2017 through 2025. In August 2011, EPA and NHTSA finalized standards for heavy duty trucks, including solid waste collection vehicles and tractor trailers, for model years 2014 through 2018. In issuing the fuel economy standards for heavy-duty trucks and tractor trailers, the government estimated the standards would increase the cost of the average tractor-trailer by approximately $6,200, but that the vehicle would save fuel costs over its operating life.

- *The Occupational Safety and Health Act of 1970* (OSHA). This act authorizes the Occupational Safety and Health Administration of the U.S. Department of Labor to promulgate occupational safety and health standards. A number of these standards, including standards for notices of hazardous chemicals and the handling of asbestos, apply to our facilities and operations.

State and Local Regulation. Each state in which we operate has its own laws and regulations governing solid waste disposal, water and air pollution, and, in most cases, releases and cleanup of hazardous substances and liabilities for such matters. States also have adopted regulations governing the design, operation, maintenance and closure of landfills and transfer stations. Some counties, municipalities and other local governments have adopted similar laws and regulations. In addition, our operations may be affected by the trend in many states toward requiring solid waste reduction and recycling programs. For example, several states have enacted laws that require counties or municipalities to adopt comprehensive plans to reduce, through solid waste planning, composting, recycling or other programs, the volume of solid waste deposited in landfills. Additionally, laws and regulations restricting the disposal of certain waste in solid waste landfills, including yard waste, newspapers, beverage containers, unshredded tires, lead-acid batteries, electronic wastes and household appliances, have been adopted in several states and are being considered in others. Legislative and regulatory measures to mandate or encourage waste reduction at the source and waste recycling also have been or are under consideration by the U.S. Congress and the EPA.

To construct, operate and expand a landfill, we must obtain one or more construction or operating permits, as well as zoning and land use approvals. These permits and approvals may be burdensome to obtain and to comply with, are often opposed by neighboring landowners and citizens' groups, may be subject to periodic renewal, and are subject to denial, modification, non-renewal and revocation by the issuing agency. Significant compliance disclosure obligations often accompany these processes. In connection with our acquisition of existing landfills, we may be required to spend considerable time, effort and money to bring the acquired facilities into compliance with applicable requirements and to obtain the permits and approvals necessary to increase their capacity.

Other Regulations. Many of our facilities own and operate underground storage tanks that are generally used to store petroleum-based products. These tanks are subject to federal, state and local laws and regulations that mandate their periodic testing, upgrading, closure and removal. In the event of leaks or releases from these tanks, these regulations require that polluted groundwater and soils be remediated. We believe that all of our underground storage tanks meet all applicable regulations. If underground storage tanks we own or operate leak, we could be liable for response costs and, if the leakage migrates onto the property of others, we could be liable for damages to third parties. We are unaware of facts indicating that issues of compliance with regulations related to underground storage tanks will have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

With regard to our solid waste transportation operations, we are subject to the jurisdiction of the Surface Transportation Board and are regulated by the Federal Highway Administration, Office of Motor Carriers, and by regulatory agencies in states that regulate such matters. Various state and local government authorities have adopted, or are considering adopting, laws and regulations that would restrict the transportation of solid waste across state, county, or other jurisdictional lines. In 1978, the U.S. Supreme Court ruled that a law that restricts the importation of out-of-state solid waste is unconstitutional; however, states have attempted to distinguish proposed laws from those involved in and implicated by that ruling. In 1994, the U.S. Supreme Court ruled that a flow control law, which attempted to restrict solid waste from leaving its place of generation, imposes an impermissible burden upon interstate commerce and is unconstitutional. In 2007, however, the U.S. Supreme

Court upheld the right of a local government to direct the flow of solid waste to a publicly-owned and publicly-operated waste facility. A number of county and other local jurisdictions have enacted ordinances or other regulations restricting the free movement of solid waste across jurisdictional boundaries. Other governments may enact similar regulations in the future. These regulations may cause a decline in volumes of waste delivered to our landfills or transfer stations and may increase our costs of disposal, thereby adversely affecting our operations and our financial results.

Liabilities Established for Landfill and Environmental Costs. We have established reserves for landfill and environmental costs, which include landfill site final capping, closure and post-closure costs. We periodically reassess such costs based on various methods and assumptions regarding landfill airspace and the technical requirements of Subtitle D of RCRA, and we adjust our rates used to expense final capping, closure and post-closure costs accordingly. Based on current information and regulatory requirements, we believe that our recorded reserves for such landfill and environmental expenditures are adequate. However, environmental laws may change, and we cannot assure you that our recorded reserves will be adequate to cover requirements under existing or new environmental laws and regulations, future changes or interpretations of existing laws and regulations, or adverse environmental conditions previously unknown to us. Refer to the Contractual Obligations table within Item 7, *"Management's Discussion and Analysis of Financial Condition and Results of Operations,"* contained elsewhere in this Form 10-K for further information.

Liability Insurance and Bonding

The nature of our business exposes us to the risk of liabilities arising out of our operations, including possible damages to the environment. Such potential liabilities could involve, for example, claims for remediation costs, personal injury, property damage and damage to the environment in cases where we may be held responsible for the escape of harmful materials; claims of employees, customers or third parties for personal injury or property damage occurring in the course of our operations; or claims alleging negligence or other wrongdoing in the planning or performance of work. We also could be subject to fines and civil and criminal penalties in connection with alleged violations of regulatory requirements. Because of the nature and scope of the possible environmental damages, liabilities imposed in environmental litigation can be significant. Our solid waste operations have third party environmental liability insurance with limits in excess of those required by permit regulations, subject to certain limitations and exclusions. However, we cannot assure you that such environmental liability insurance would be adequate, in scope or amount, in the event of a major loss, nor can we assure you that we would continue to carry excess environmental liability insurance should market conditions in the insurance industry make such coverage costs prohibitive.

We maintain commercial general and auto liability, employment practices liability, environmental and remediation liability, directors and officers' liability, workers' compensation and employer's liability coverage, as well as umbrella liability policies to provide excess coverage over the underlying limits contained in these primary policies. We also carry property insurance. Although we try to operate safely and prudently and we have, subject to limitations and exclusions, substantial liability insurance, we cannot assure you that we will not be exposed to uninsured liabilities that could have a material adverse effect on our consolidated financial condition, results of operations and cash flows.

Our insurance programs for workers' compensation, commercial general and auto liability, environmental and remediation liability and employee-related health care benefits are either self-insured or subject to large deductible insurance policies. Claims in excess of self-insurance or deductible levels are insured subject to the excess policy limits and exclusions. Accruals are based on claims filed and actuarial estimates of claims development and claims incurred but not reported. Due to the variable condition of the insurance market, we have experienced, and may experience in the future, increased self-insurance or deductible retention levels and increased premiums. As we assume more risk for self-insurance through higher retention levels, we may experience more variability in our self-insurance reserves and expense.

In the normal course of business, we purchase performance bonds, insurance policies, letters of credit, or cash and marketable securities deposits in connection with municipal residential collection contracts, financial assurance for closure and post-closure of landfills, environmental remediation, environmental permits, and business licenses and permits as a financial guarantee of our performance. To date, we have satisfied financial responsibility requirements by making deposits in the form of cash or marketable securities or by obtaining bank letters of credit, insurance policies or surety bonds.

Employees

We work to create and maintain an environment that attracts, develops and retains people who assure our success with customers, differentiate us from our competitors and allow us to be an employer of choice for top talent. As of December 31, 2012, we employed approximately 30,000 full-time employees, approximately 26% of whom were covered by collective bargaining agreements.

Safety remains our highest priority for all of our employees and the communities we serve. Our long-standing commitment to safety is unwavering. We will continue to improve our driver safety training program and reward our people for operating in a safe and conscientious manner in all our lines of business.

Availability of Reports and Other Information

Our corporate website is www.republicservices.com. We make available on that website, free of charge, access to our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements on Schedule 14A, and amendments to those materials filed or furnished with the Securities and Exchange Commission (SEC) pursuant to Section 13(a) and 15(d) of the Securities Exchange Act of 1934. We make such materials available as soon as reasonably practicable after we electronically submit them to the SEC. Our corporate website also contains our Certificate of Incorporation, Bylaws, Corporate Governance Guidelines, Code of Ethics, Political Contributions Policy, and Charters of the Nominating and Corporate Governance Committee, Audit Committee and Management Development and Compensation Committee of the board of directors. In addition, the SEC website is www.sec.gov. The SEC makes available on that website, free of charge, reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC. Information on our website or the SEC website is not part of this Form 10-K. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K and applicable New York Stock Exchange (NYSE) rules regarding amendments to or waivers of our Code of Ethics by posting this information on our website at www.republicservices.com.

ITEM 1A. RISK FACTORS

This Form 10-K contains certain forward-looking information about us that is intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "guidance," "expect," "will," "may," "anticipate," "plan," "estimate," "project," "intend," "should," "can," "likely," "could," "outlook" and similar expressions are intended to identify forward-looking statements. These statements include statements about our plans, strategies and prospects. Forward-looking statements are not guarantees of performance. These statements are based upon our management's current beliefs and expectations and are subject to risk and uncertainties, including the risks set forth below in these Risk Factors, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that the expectations will prove to be correct. According, you should not place undue reliance on the forward-looking statements, which speak only as of the date of this Form 10-K. Except to the extent required by applicable law or regulation, we undertake no obligation to update or publish revised forward-looking statements to reflect events or circumstances after the date of this Form 10-K or to reflect the occurrence of unanticipated events.

We have substantial indebtedness, which may limit our financial flexibility.

As of December 31, 2012, we had approximately $7 billion in principal value of debt and capital leases outstanding. This amount of indebtedness and our debt service requirements may limit our financial flexibility to access additional capital and make capital expenditures and other investments in our business, to withstand economic downturns and interest rate increases, to plan for or react to changes in our business and our industry, and to comply with the financial and other covenants of our debt instruments. Further, our ability to comply with these financial and other covenants may be affected by changes in economic or business conditions or other events that are beyond our control. If we do not comply with these covenants, we may be required to take actions such as reducing or delaying capital expenditures, reducing or eliminating dividends or stock repurchases, selling assets, restructuring or refinancing all or part of our existing debt, or seeking additional equity capital.

General economic conditions can directly and adversely affect our operating results.

Our business is directly affected by changes in national and general economic factors and overall economic activity that are outside of our control, including consumer confidence and interest rates. A weak economy generally results in decreases in volumes of waste generated, which adversely affects our revenues. In addition, we have a relatively high fixed-cost structure, which is difficult to adjust quickly to match declining waste volume levels. Consumer uncertainty and the loss of consumer confidence may decrease overall economic activity and thereby limit the amount of services we provide. Additionally, the decline in waste volumes may result in increased competitive pricing pressure and increased customer turnover, resulting in lower revenue and increased operating costs. Recent and continuing economic conditions have negatively impacted the portion of our collection business servicing commercial and industrial accounts in general and the manufacturing and construction industries in particular. We cannot assure you that worsening economic conditions would not have a significant adverse impact on our consolidated financial condition, results of operations or cash flows. Further, recovery in the solid waste industry historically has lagged behind recovery in the general economy. Accordingly, we cannot assure you that an improvement in general economic conditions will result in an immediate, or any, improvement in our consolidated financial condition, results of operations or cash flows.

The weak U.S. economy may expose us to credit risk for amounts due from governmental agencies, large national accounts, industrial customers and others.

The weak U.S. economy has reduced the amount of taxes collected by various governmental agencies. We provide services to a number of these agencies, including numerous municipalities. These governmental agencies may suffer financial difficulties resulting from a decrease in tax revenue and may ultimately be unable or unwilling to pay amounts owed to us. In addition, the weak economy may cause other customers, including our large national accounts or industrial clients, to suffer financial difficulties and ultimately to be unable or unwilling to pay amounts owed to us. This could negatively impact our consolidated financial condition, results of operations and cash flows.

The waste industry is highly competitive and includes competitors that may have greater financial and operational resources, flexibility to reduce prices or other competitive advantages that could make it difficult for us to compete effectively.

We principally compete with large national waste management companies, numerous municipalities, and numerous regional and local companies. Competition for collection accounts is primarily based on price and the quality of services. Competition for disposal business is primarily based on price, geographic location and quality of operations. One of our competitors may have greater financial and operational resources than we do. Further, many counties and municipalities that operate their own waste collection and disposal facilities have the benefits of tax revenue or tax-exempt financing. Our ability to obtain solid waste volume for our landfills also may be limited by the fact that some major collection operations also own or operate landfills to which they send their waste. In markets in which we do not own or operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors. As a result of these factors, from time to time we may have difficulty competing effectively in certain markets. If we were to lose market share or if we were to lower prices to address competitive issues, it could negatively impact our consolidated financial condition, results of operations and cash flows.

Price increases may not be adequate to offset the impact of increased costs and may cause us to lose volume.

We seek to secure price increases necessary to offset higher costs, to maintain or improve operating margins, and to obtain adequate returns on our substantial investments in assets such as our landfills. From time to time, our competitors reduce their prices in an effort to expand their market share. Contractual, general economic or market-specific conditions also may limit our ability to raise prices. For example, many of our contracts have price adjustment provisions that are tied to an index such as the Consumer Price Index. Particularly in a weak U.S. economy such as the current one, our costs may increase in excess of the increase, if any, in the Consumer Price Index. This may continue to be the case even when the U.S. economy recovers because a recovery in the solid waste industry historically has lagged behind a recovery in the general economy. As a result, we may be unable to offset increases in costs, improve our operating margins and obtain adequate investment returns through price increases. Price increases also might cause us to lose volume to lower-cost competitors.

Increases in the cost of fuel or petrochemicals would increase our operating expenses, and we cannot assure you that we would be able to recover such cost increases from our customers.

We depend on fuel purchased in the open market to operate our collection and transfer trucks and other equipment used for collection, transfer and disposal. Fuel prices are unpredictable and fluctuate significantly based on events beyond our control, including geopolitical developments, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, supply and demand for oil and gas, war, terrorism and unrest in oil-producing countries, adverse weather and regional production patterns. Due to contractual or market factors, we may not be able to offset such volatility through fuel recovery fees. Our fuel costs were $530.1 million in 2012, or 6.5% of revenue, compared to $516.5 million in 2011, or 6.3% of our revenue.

To manage our exposure to volatility in fuel prices, we have entered into multiple swap agreements whereby we receive or make payments to counter-parties should the price of fuel vary from a specified amount. During 2012, approximately 8% of our fuel volume purchases were hedged with swap agreements. Additionally, we are able to collect fuel recovery fees from some customers. For 2012, we were able to recover approximately 67% of our fuel costs with fuel recovery fees. At current consumption levels, a twenty-cent per gallon change in the price of diesel fuel changes our fuel costs by approximately $24 million on an annual basis. Offsetting these changes in fuel expense would be changes in our fuel recovery fee charged to our customers. At current participation rates, a twenty-cent change in the price of diesel fuel changes our fuel recovery fee by approximately $19 million. Accordingly, a substantial rise or drop in fuel costs could result in a material impact to our revenue and cost of operations.

Over the last several years, regulations have been adopted mandating changes in the composition of fuels for motor vehicles. The renewable fuel standards that EPA sets annually affect the type of fuel our motor vehicle fleet uses. Pursuant to the Energy Independence and Security Act of 2007, EPA establishes annual renewable fuel volume requirements and separate volume requirements for four different categories of renewable fuels (renewable fuel, advanced biofuel, cellulosic biofuel, and biomass-based diesel). These volume requirements set standards for the proportion of refiners' or importers' total fuel volume that must be renewable and must take into account the fuels' impact on reducing greenhouse gas emissions. These regulations are one of many factors that may affect the cost of the fuel we use.

Our operations also require the use of products (such as liners at our landfills) whose costs may vary with the price of petrochemicals. An increase in the price of petrochemicals could increase the cost of those products, which would increase our operating and capital costs. Petrochemical prices, and hence our operating and capital costs, may be further affected by regulatory efforts to reduce greenhouse gases from the industries that produce such petrochemicals. We are also susceptible to increases in indirect fuel recovery fees from our vendors.

Fluctuations in prices for recycled commodities that we sell to customers may adversely affect our consolidated financial condition, results of operations and cash flows.

We purchase or collect and process recyclable materials such as paper, cardboard, plastics, aluminum and other metals for sale to third parties. Our results of operations may be affected by changing prices or market requirements for recyclable materials. The resale and purchase prices of, and market demand for, recyclable materials are volatile due to changes in economic conditions and numerous other factors beyond our control. These fluctuations may affect our consolidated financial condition, results of operations and cash flows.

To manage our exposure to fluctuations in prices for recycled commodities, we have entered into multiple hedging arrangements whereby we receive or make payments to counter-parties should the price of recycled commodities vary from a specified amount or range. During 2012, approximately 41% of our tonnage sold was hedged with such arrangements. At current volumes and mix of materials, we believe a ten dollar per ton change in the price of recyclable materials will change annual revenue and operating income by approximately $29 million and $20 million, respectively, on an annual basis. Accordingly, a substantial rise or drop in recycled commodity prices could result in a material impact to our revenue and cost of operations.

Adverse weather conditions, including those brought about by climate change, may limit our operations and increase the costs of collection and disposal.

Our collection and landfill operations could be adversely impacted by extended periods of inclement weather, or by increased severity of weather and climate extremes resulting from climate change, some of which we may already be experiencing. Recent studies suggest that global warming is occurring faster than previously projected, with the World Bank now projecting a 7.2° Fahrenheit temperature increase by the end of the century. In addition to sea level rise, this temperature increase is expected to result in more severe droughts, floods, and other extreme weather events. Any of this could increase the volume of waste collected under our existing contracts (without corresponding compensation), interfere with collection and landfill operations, delay the development of landfill capacity or reduce the volume of waste generated by our customers. In addition, adverse weather conditions may result in the temporary suspension of our operations, which can significantly affect our operating results in the affected regions during those periods.

We may be unable to maintain our credit ratings or execute our financial strategy.

Our ability to execute our financial strategy depends in part on our ability to maintain investment grade ratings on our debt. The credit rating process is contingent upon a number of factors, many of which are beyond our control. We cannot assure you that we will be able to maintain our investment grade ratings in the future. If we were unable to do so, our interest expense would increase and our ability to obtain financing on favorable terms may be adversely affected.

Our financial strategy also depends on our ability to generate sufficient cash flow to reinvest in our existing business, fund internal growth, acquire other solid waste businesses, pay dividends, repurchase stock, and take other actions to enhance stockholder value. We cannot assure you that we will succeed in executing our broad-based pricing initiatives, that we will generate sufficient cash flow to execute our financial strategy, that we will be able to pay cash dividends at our present rate, or increase them, or that we will be able to continue our share repurchase program.

The solid waste industry is a capital-intensive industry and our capital expenditures may exceed current expectations, which could require us to obtain additional funding for our operations or impair our ability to grow our business.

Our ability to remain competitive and to grow our business largely depends on our cash flow from operations and access to capital. If our capital efficiency programs cannot offset the impact of inflation and business growth, it may be necessary to increase the amount we spend. Additionally, if we make acquisitions or further expand our operations, the amount we spend on capital, capping, closure, post-closure, environmental remediation and other items will increase. Our cash needs also will increase if the expenditures for capping, closure, post-closure and remediation activities increase above our current estimates, which may occur over a long period due to changes in federal, state or local government requirements and other factors beyond our control. Increases in expenditures would negatively impact our cash flows.

We may be unable to obtain or maintain required permits or to expand existing permitted capacity of our landfills, which could decrease our revenue and increase our costs.

We cannot assure you that we will be able to obtain or maintain the permits we require to operate because permits to operate new landfills and transfer stations and to expand the permitted capacity of existing landfills have become more difficult and expensive to obtain and maintain. Permits often take years to obtain as a result of numerous hearings and compliance requirements with regard to zoning, environmental and other regulations. These permits are also often subject to resistance from citizen or other groups and other political pressures. Local communities and citizen groups, adjacent landowners or governmental agencies may oppose the issuance of a permit or approval we may need, allege violations of the permits under which we currently operate or laws or regulations to which we are subject, or seek to impose liability on us for environmental damage. Responding to these challenges has at times increased our costs and extended the time associated with establishing new landfills and transfer stations and expanding existing landfills. In addition, failure to receive regulatory and zoning approval may prohibit us from establishing new landfills or transfer stations or expanding existing landfills. Our failure to obtain the required permits to operate our landfills and transfer stations could have a material adverse impact on our consolidated financial condition, results of operations and cash flows. In addition, we may have to dispose collected waste at landfills operated by our competitors or haul the waste long distances at a higher cost to one of our other landfills, either of which could significantly increase our waste disposal costs.

If we do not appropriately estimate landfill capping, closure and post-closure costs, our financial condition and results of operations may be adversely affected.

A landfill must be closed and capped, and post-closure maintenance commenced, once the landfill's permitted capacity is reached and additional capacity is not authorized. We have significant financial obligations relating to capping, closure and post-closure costs at our existing owned or operated landfills, and will have material financial obligations with respect to any future owned or operated landfills. We establish accruals for the estimated costs associated with capping, closure and post-closure financial obligations. We could underestimate such costs, and our financial obligations for capping, closure or post-closure costs could exceed the amounts accrued or amounts otherwise receivable pursuant to trust funds established for this purpose. Additionally, if a landfill must be closed earlier than expected or its remaining airspace is reduced for any other reason, the accruals for capping, closure and post-closure could be required to be accelerated. If our capping, closure or post-closure costs exceed the amounts accrued, or if such accruals are required to be accelerated, this could have a material adverse impact on our consolidated financial condition, results of operations and cash flows.

Alternatives to landfill disposal could reduce our disposal volumes and cause our revenues and operating results to decline.

Most of the states in which we operate landfills require counties and municipalities to formulate comprehensive plans to reduce the volume of solid waste deposited in landfills through waste planning, composting, recycling or other programs. Some state and local governments mandate waste reduction at the source and prohibit the disposal of certain types of wastes, such as yard waste, at landfills. Further, many of our customers voluntarily are diverting waste to alternatives to landfill disposal, such as recycling and composting, while also working to reduce the amount of waste they generate. Many of the largest companies in the U.S. are setting zero-waste goals in which they strive to send no waste to landfills. Although such actions help to protect our environment, they have reduced and will in the future reduce the volume of waste going to landfills and may affect the prices that we can charge for landfill disposal. Accordingly, we cannot assure you that we will be able to operate our landfills at their current volumes or charge current prices for landfill disposal services due to the decrease in demand for such services. If we cannot expand our service offerings and grow lines of business to service waste streams that do not go to landfills and to provide services for customers that wish to reduce waste entirely, this could have a negative impact on our consolidated financial condition, results of operations and cash flows. Further, even if we can develop such service offerings and lines of business, disposal alternatives nonetheless could have a negative impact on our consolidated financial condition, results of operations and cash flows.

The possibility of landfill and transfer station site development projects, or expansion projects not being completed or certain other events could result in material charges to income.

In accordance with U.S. GAAP, we capitalize certain expenditures relating to development, expansion and other projects. If a facility or operation is permanently shut down or determined to be impaired, or a development, expansion or other project is not completed or is determined to be impaired, we will charge against earnings any unamortized capitalized expenditures relating to such facility or project that we are unable to recover through sale, transfer or otherwise. We also carry a significant amount of goodwill on our consolidate balance sheets, which we must assess for impairment annually, and more frequently in the case of certain triggering events. We may incur charges against earnings in accordance with this policy, or other events may cause impairments. Such charges could have a material adverse impact on our results of operations.

We are subject to costly environmental regulations and flow-control regulations that may affect our operating margins, restrict our operations and subject us to additional liability.

Complying with laws and regulations governing the collection, treatment, storage, transfer and disposal of solid and hazardous wastes and materials, air quality and emissions of greenhouse gases, water quality and the remediation of contamination associated with the release of hazardous substances is costly. Laws and regulations often require us to enhance or replace our equipment and to modify landfill operations or initiate final closure of a landfill. We cannot assure you that we will be able to implement price increases sufficient to offset the costs of complying with these laws and regulations. In addition, environmental regulatory changes could accelerate or increase expenditures for capping, closure and post-closure, and environmental and remediation activities at solid waste facilities and obligate us to spend sums in addition to those presently accrued for such purposes.

Our collection, transfer, and landfill operations are and will continue to be affected by state or local laws or regulations that restrict the transportation of solid waste across state, county or other jurisdictional lines or that direct the flow of waste to a specified facility or facilities. Such laws and regulations could negatively affect our operations, resulting in declines in landfill volumes and increased costs of alternate disposal.

In addition to the costs of complying with environmental regulations, we incur costs to defend against litigation brought by government agencies and private parties who allege we are in violation of our permits and applicable environmental laws and regulations, or who assert claims alleging nuisance, environmental damage, personal injury or property damage. As a result, we may be required to pay fines or implement corrective measures, or we may have our permits and licenses modified or revoked. A significant judgment against us, the loss of a significant permit or license, or the imposition of a significant fine could have a material adverse impact on our consolidated financial condition, results of operations and cash flows. We establish accruals for our estimates of the costs associated with our environmental obligations. We could underestimate such accruals and remediation costs could exceed amounts accrued. Such shortfalls could result in significant unanticipated charges to income.

Regulation of greenhouse gas emissions could impose costs on our operations, the magnitude of which we cannot yet estimate.

Efforts to curtail the emission of greenhouse gases and to ameliorate the effects of climate change continue to progress. Our landfill operations emit methane, identified as a greenhouse gas, and our vehicle fleet emits, among other things, carbon dioxide, which also is a greenhouse gas. Conventional wisdom still suggests that passage of comprehensive, federal climate change legislation is highly unlikely. Nonetheless, should comprehensive federal climate change legislation be enacted, we expect it to impose costs on our operations, the materiality of which we cannot predict.

Absent comprehensive federal legislation to control greenhouse gas emissions, EPA is moving ahead administratively under its existing Clean Air Act authority. EPA is compelled to issue rules by the U.S. Supreme Court's April 2007 *Massachusetts v. EPA* ruling that greenhouse gases are "pollutants" for purposes of the Clean Air Act and EPA's December 2009 finding that continued emissions of greenhouse gases endanger human health and welfare. With respect to our light- and heavy-duty vehicle fleet, EPA has since finalized regulations limiting greenhouse gas emissions and increasing fuel economy standards. EPA and NHTSA have finalized such regulations applicable to heavy-duty vehicles through model-year 2018 and to light-duty vehicles through model-year 2025. We cannot assure you that federal efforts to curtail greenhouse gas emissions and to increase the fuel efficiency of light-duty and heavy duty vehicles will not have a material effect on our operations or on our consolidated financial condition, results of operations, or cash flows.

As it relates to stationary sources of greenhouse gases, in May 2010 EPA finalized the Prevention of Significant Deterioration and Title V Greenhouse Gas Tailoring Rule (Tailoring Rule). The Tailoring Rule sets levels of greenhouse gas emissions at new or modified stationary emission sources that trigger permit and control obligations. Recent efforts to challenge the Tailoring Rule before the U.S. Court of the Appeals for the District of Columbia have failed. Nonetheless, in July 2011 EPA issued a rule deferring the application of the Tailoring Rule to biogenic carbon emissions from solid waste landfills for three years, which largely exempts landfills from the Tailoring Rule during this period. We cannot assure you, however, that the eventual application of the Tailoring Rule to our landfills will not have a material effect on our landfill operations or on our consolidated financial condition, results of operations, or cash flows.

We may have environmental liabilities that are not covered by our insurance. Changes in insurance markets also may impact our financial results.

We may incur liabilities for the deterioration of the environment as a result of our operations. We maintain high deductibles for our environmental liability insurance coverage. If we were to incur substantial liability for environmental damage, our insurance coverage may be inadequate to cover such liability. This could have a material adverse impact on our consolidated financial condition, results of operations and cash flows.

Also, due to the variable condition of the insurance market, we may experience future increases in self-insurance levels as a result of increased retention levels and increased premiums. As we assume more risk for self-insurance through higher retention levels, we may experience more variability in our self-insurance reserves and expense.

Despite our efforts, we may incur additional hazardous substances liability in excess of amounts presently known and accrued.

We are a potentially responsible party at many sites under CERCLA, which provides for the remediation of contaminated facilities and imposes strict, joint and several liability for the cost of remediation on current owners and operators of a facility at which there has been a release or a threatened release of a "hazardous substance." CERCLA liability also extends to parties who were site owners and operators at the time hazardous substances were disposed, and on persons who arrange for the disposal of such substances at the facility (i.e., generators of the waste and transporters who selected the disposal site). Hundreds of substances are defined as "hazardous" under CERCLA and their presence, even in minute amounts, can result in substantial liability. Notwithstanding our efforts to comply with applicable regulations and to avoid transporting and receiving hazardous substances, we may have additional liability under CERCLA, or similar state laws or RCRA, in excess of our current reserves because such substances may be present in waste collected by us or disposed of in our landfills, or in waste collected, transported or disposed of in the past by companies we have acquired. Actual costs for these liabilities could be significantly greater than amounts presently accrued for these purposes, which could have a material adverse impact on our consolidated financial position, results of operations, and cash flows.

Currently pending or future litigation or governmental proceedings could result in material adverse consequences, including judgments or settlements.

We are and will continue to be involved in lawsuits, regulatory inquiries, and governmental and other legal proceedings arising out of the ordinary course of our business. Many of these matters raise complicated factual and legal issues and are subject to uncertainties. The timing of the final resolutions to lawsuits, regulatory inquiries, and governmental and other legal proceedings is uncertain. Further, the possible outcomes or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments and adversely affect our consolidated financial condition, results of operations and cash flows.

We may be unable to manage our growth effectively.

Our growth strategy places significant demands on our financial, operational and management resources. To continue our growth, we may need to add administrative and other personnel, and may need to make additional investments in operations and systems. We cannot assure you that we will be able to find and train qualified personnel, or do so on a timely basis, or to expand our operations and systems to the extent, and in the time, required.

We may be unable to execute our acquisition growth strategy.

Our ability to execute our growth strategy depends in part on our ability to identify and acquire desirable acquisition candidates and on our ability to successfully integrate acquired operations into our business. The integration of our operations with those of acquired companies may present significant challenges to our management. In addition, competition for acquisition candidates may prevent us from acquiring certain acquisition candidates. Thus, we cannot assure you that:

- desirable acquisition candidates exist or will be identified,
- we will be able to acquire any of the candidates identified,
- we will effectively integrate companies we acquire, or
- any acquisitions will be profitable or accretive to our earnings.

If any of these factors force us to alter our growth strategy, our growth prospects could be adversely affected.

Businesses we acquire may have undisclosed liabilities.

Our due diligence investigations of acquisition candidates may fail to discover certain undisclosed liabilities. If we acquire a company having undisclosed liabilities such as environmental, remediation or contractual liabilities, as a successor owner we may be responsible for such undisclosed liabilities. We try to minimize our exposure to such liabilities when we can by conducting due diligence, by obtaining indemnification from each seller of the acquired companies, by deferring payment of a portion of the purchase price as security for the indemnification and by acquiring only specified assets. However, we cannot assure you that we will be able to obtain indemnification or that any indemnification obtained will be enforceable, collectible or sufficient in amount, scope or duration to fully offset any undisclosed liabilities arising from our acquisitions.

Our consolidated financial statements are based on estimates and assumptions that will differ from actual results.

Our consolidated financial statements have been prepared in accordance with U.S. GAAP and necessarily include amounts based on management's estimates. Actual results will differ from these amounts. Significant items requiring management to make subjective or complex judgments about matters that are inherently uncertain include the recoverability of long-lived assets, the depletion and amortization of landfill development costs, accruals for final capping, closure and post-closure costs, valuation allowances for accounts receivable and deferred tax assets, liabilities for potential litigation, claims and assessments, and liabilities for environmental remediation, employee benefit and pension plans, deferred taxes, uncertain tax positions and self-insurance. We cannot assure you that the liabilities recorded for items such as these will be adequate to cover the costs we ultimately will face.

The introduction of new accounting rules, laws or regulations could adversely impact our results of operations.

Complying with new accounting rules, laws or regulations could adversely impact our results of operations or cause unanticipated fluctuations in our results of operations in future periods.

We may be subject to workforce influences, including work stoppages, which could increase our operating costs and disrupt our operations.

As of December 31, 2012, approximately 26% of our workforce was represented by various local labor unions. If our unionized workers were to engage in strikes, work stoppages or other slowdowns, we could experience a significant disruption of our operations and an increase in our operating costs, which could have an adverse impact on our consolidated financial condition, results of operations and cash flows. Additional groups of employees may seek union representation in the future and, if successful, the negotiation of collective bargaining agreements could divert management attention and result in increased operating costs. If a greater percentage of our workforce becomes unionized, our consolidated financial condition, results of operations and cash flows could be adversely impacted due to the potential for increased operating costs.

Our obligation to fund multi-employer pension plans to which we contribute, or our withdrawal from such plans, may have an adverse impact on us.

We contribute to 27 multi-employer pension plans under collective bargaining agreements (CBAs) covering union-represented employees. Approximately 20% of our total current employees participate in such multi-employer plans. We do not administer these plans and generally are not represented on the boards of trustees of these plans. The Pension Protection Act enacted in 2006 (the PPA) requires under-funded pension plans to improve their funding ratios. Based on the information available to us, we believe that some of the multi-employer plans to which we contribute are either "critical" or "endangered" as those terms are defined in the PPA. Except as discussed in the following four paragraphs and Note 11 to our consolidated financial statements, *Employee Benefit Plans,* we cannot determine at this time the amount of additional funding, if any, we may be required to make to these plans and, therefore, have not recorded any related liabilities. However, plan assessments could have an adverse impact on our results of operations or cash flows for a given period.

Further, under current law, upon the termination of a multi-employer pension plan, or in the event of a withdrawal by us (which we consider from time to time) or a mass withdrawal of contributing employers (each, a Withdrawal Event), we would be required to make payments to the plan for our proportionate share of the plan's unfunded vested liabilities. We cannot assure you that there will not be a Withdrawal Event with respect to any of the multi-employer pension plans to which we contribute or that, in the event of such a Withdrawal Event, the amounts we would be required to contribute would not have a material adverse impact on our consolidated financial condition, results of operations and cash flows.

We have CBAs with local bargaining units of the Teamsters under which we have obligations to contribute to the Central States, Southeast and Southwest Areas Pension Fund (the Fund). All of these CBAs have been, are or will be under negotiation in the remainder of 2013. As part of our negotiations, we have proposed or intend to propose to withdraw from the Fund. Withdrawal is only one of the issues in these negotiations, and we do not know what the ultimate outcome of the negotiations in any locale will be. With respect to each CBA, if we do withdraw, this will constitute a Withdrawal Event and will require us to make payments to the Fund for a proportionate share of its unfunded vested liabilities.

During 2012, we had Withdrawal Events with respect to two of our facilities. Based on information provided to us by the Fund, our actuarial calculations and a number of other variable factors including our estimated number of 2013 contribution based units, we have estimated our liability to the Fund associated with these two Withdrawal Events will be approximately $31 million, which was charged to earnings during the three months ended September 30, 2012.

If we do have an additional Withdrawal Event or Events with respect to one or more of the remaining bargaining units, the amount ultimately payable would depend upon a number of variable factors involving valuations and actuarial calculations. We do not presently know what the result of those calculations and valuations would be. However, we believe our additional liability upon a complete withdrawal from the Fund would be between $113 million and $146 million if it were to occur in 2013, based on current estimates. In the future, a loss may become probable, at which time or times we will incur an expense that will reduce earnings. Any such expense may be material to our results of operations in the period or periods incurred.

For additional discussion and detail regarding multi-employer pension plans see, Note 11, *Employee Benefit Plans,* to our consolidated financial statements in Item 8 of this Form 10-K.

The costs of providing for pension benefits and related funding requirements are subject to changes in pension fund values and fluctuating actuarial assumptions, and may have a material adverse impact on our results of operations and cash flows.

We sponsor a defined benefit pension plan that is funded with trustee assets invested in a diversified portfolio of debt and equity securities. Our costs for providing such benefits and related funding requirements are subject to changes in the market value of plan assets. Our pension expenses and related funding requirements are also subject to various actuarial calculations and assumptions, which may differ materially from actual results due to changing market and economic conditions, interest rates and other factors. A significant increase in our pension obligations and funding requirements could have a material adverse impact on our consolidated financial condition, results of operations and cash flows.

The loss of key personnel could have a material adverse effect on our consolidated financial condition, results of operations, cash flows and growth prospects.

Our future success depends on the continued contributions of several key employees and officers. The loss of the services of key employees and officers, whether such loss is through resignation or other causes, or the inability to attract additional qualified personnel, could have a material adverse effect on our financial condition, results of operations, cash flows and growth prospects.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate office is located at 18500 North Allied Way, Phoenix, Arizona 85054, where we currently lease approximately 145,000 square feet of office space. We also maintain regional administrative offices in all of our regions.

Our principal property and equipment consists of land, landfills, buildings, vehicles and equipment. We own or lease real property in the states in which we conduct operations. At December 31, 2012, we owned or operated 332 collection operations, 195 transfer stations, 191 active solid waste landfills and 71 recycling centers in

38 states and Puerto Rico. In aggregate, our active solid waste landfills total approximately 102,000 acres, including approximately 37,000 permitted acres. We also own or have responsibilities for 128 closed landfills. We believe that our property and equipment are adequate for our current needs.

ITEM 3. LEGAL PROCEEDINGS

We are subject to extensive and evolving laws and regulations and have implemented safeguards to respond to regulatory requirements. In the normal course of our business, we become involved in legal proceedings. Some of these actions may result in fines, penalties or judgments against us, which may impact earnings and cash flows for a particular period. Although we cannot predict the ultimate outcome of any legal matter with certainty, except as described below, we do not believe the outcome of our pending legal proceedings will have a material adverse impact on our consolidated financial position, results of operations or cash flows.

As used herein, the term *legal proceedings* refers to litigation and similar claims against us and our subsidiaries, excluding: (1) ordinary course accidents, general commercial liability and workers compensation claims, which are covered by insurance programs, subject to customary deductibles, and which, together with self-insured employee health care costs, are discussed in Note 7 to our consolidated financial statements, *Other Liabilities*; (2) environmental remediation liabilities, which are discussed in Note 8 to our consolidated financial statements, *Landfill and Environmental Costs*; and (3) tax-related matters, which are discussed in Note 10 to our consolidated financial statements, *Income Taxes*. Please see our consolidated financial statements included in this Form 10-K under Item 8 for information about these matters.

We accrue for legal proceedings when losses become probable and reasonably estimable. We have recorded an aggregate accrual of approximately $66 million relating to our outstanding legal proceedings as of December 31, 2012, including those described in this Form 10-K and others that are not specifically identified herein. As of the end of each reporting period, we review each of our legal proceedings and we accrue, as a charge currently in expense, for all probable and reasonably estimable losses. Where we are able to reasonably estimate a range of losses we may incur with respect to such a matter, we accrue for the amount within the range that constitutes our best estimate. If we are able to reasonably estimate a range but no amount within the range appears to be a better estimate than any other, we use the amount that is the low end of the range. If we had used the high ends of the ranges, our aggregate potential liability would have been approximately $79 million higher than the amount recorded as of December 31, 2012.

General Legal Proceedings

Countywide Matter

In a suit filed on October 8, 2008 in the Tuscarawas County Ohio Court of Common Pleas, approximately 700 individuals and businesses located in the area around the Countywide Recycling and Disposal Facility sued Republic Services, Inc. (Republic), Republic Services of Ohio II, LLC (Republic-Ohio), Waste Management, Inc. (WMI) and Waste Management Ohio, Inc. (WMO) for alleged negligence and nuisance. Republic-Ohio has owned and operated the landfill since February 1, 1999. Plaintiffs allege that due to the acceptance of a specific waste stream and operational issues and conditions, the landfill has generated odors and other unsafe emissions that have impaired the use and value of their property and may have adverse health effects. A second almost identical lawsuit was filed by approximately 82 plaintiffs on October 13, 2009 in the Tuscarawas County Ohio Court of Common Pleas against Republic, Republic-Ohio, WMI and WMO. The court has consolidated the two actions. We have assumed both the defense and the liability of WMI and WMO in the consolidated action. The relief requested on behalf of each plaintiff in the consolidated action is: (1) an award of compensatory damages according to proof in an amount in excess of $25,000 for each of the three counts of the amended complaint; (2) an award of punitive damages in the amount of two times compensatory damages, pursuant to applicable statute, or in such amount as may be awarded at trial for each of the three counts of the amended complaint; (3) costs for medical screening and monitoring of each plaintiff; (4) interest on the damages according to law; (5) costs and disbursements of the lawsuit; (6) reasonable fees for attorneys and expert witnesses; and (7) any further relief the court deems just, proper and equitable. Plaintiffs filed an amended consolidated complaint on September 9, 2010, which no longer asserts a claim for medical monitoring. Plaintiffs also have abandoned any claims for adverse health effects. As a result of various dismissals of plaintiffs, this case presently consists of approximately 600 plaintiffs. Discovery is ongoing. In February 2011, the court granted our motion to dismiss plaintiffs' qualified statutory public nuisance claims. Republic, WMI and WMO have been dismissed from the litigation. A trial for 10 of the plaintiffs has been scheduled for March 2013.

Luri Matter

On August 17, 2007, a former employee, Ronald Luri, sued Republic Services, Inc., Republic Services of Ohio Hauling LLC, Republic Services of Ohio I LLC, Jim Bowen and Ron Krall in the Cuyahoga County Common Pleas Court in Ohio. Plaintiff alleges that he was unlawfully fired in retaliation for refusing to discharge or demote three employees who were all over 50 years old. On July 3, 2008, a jury verdict was awarded against us in the amount of $46.6 million, including $43.1 million in punitive damages. On September 24, 2008, the court awarded pre-judgment interest of $0.3 million and attorney fees and litigation costs of $1.1 million. Post-judgment interest accrued or will accrue at a rate of 8% for 2008, 5% for 2009, 4% for 2010 and 2011, and 3% for 2012 and 2013. We appealed to the Court of Appeals, and on May 19, 2011 the court reduced the punitive damages award to $7.0 million. Plaintiff appealed to the Ohio Supreme Court, challenging the reduction of punitive damages. We cross-appealed, seeking a new trial on the ground that the proceedings in the trial court violated Ohio's punitive damages statute, which requires that the compensatory and punitive damages phases of trial be bifurcated in certain types of cases. On February 15, 2012, in a case called *Havel v. Villa St. Joseph,* the Ohio Supreme Court upheld the constitutionality of the bifurcation requirement. On July 3, 2012, the Ohio Supreme Court reversed the judgment against us and remanded the case for application of its decision in *Havel.* Plaintiff filed a motion for reconsideration/clarification, which the Ohio Supreme Court denied. Plaintiff then filed a motion for additional briefing before the Court of Appeals. The Court of Appeals denied the request and remanded the case to the Cuyahoga County Common Pleas Court for application of *Havel.*

Compensation Matter

In May 2011, one of our shareholders sued Republic Services, Inc., its directors, and several executive officers in the Court of Chancery in Delaware challenging certain compensation decisions that were made by the Board of Directors or its Compensation Committee. The lawsuit is purportedly brought on behalf of our company against all of our directors and several executive officers. In particular, the plaintiff's amended complaint: (1) challenges certain payments totaling $3.05 million made to our former Chief Executive Officer, James O'Connor, under his June 25, 2010 Retirement Agreement; (2) contends that the company committed "waste" by awarding restricted stock units that vest over time (some of which would not be tax deductible) rather than awarding performance-based units (which typically would be tax deductible); (3) alleges that the Board overpaid itself by awarding directors too many restricted stock units in 2009 and 2010; and (4) alleges that the Company may not pay any bonuses under its Synergy Incentive Plan because net earnings purportedly have not increased since the merger with Allied. The amended complaint seeks injunctive relief and seeks an equitable accounting for unspecified losses the company purportedly sustained. We believe the lawsuit is without merit and is not material. The defendants filed motions to dismiss the amended complaint. On June 29, 2012, the Court of Chancery denied defendants' motion with respect to the claim related to the granting of restricted stock units to directors and granted the motion with respect to all other claims.

Congress Development Landfill Matter

Congress Development Co. (CDC) is a general partnership that owns and operates the Congress Landfill. The general partners in CDC are our subsidiary, Allied Waste Transportation, Inc. (Allied Transportation), and an unaffiliated entity, John Sexton Sand & Gravel Corporation (Sexton). Sexton was the operator of the landfill through early 2007, when Allied Transportation took over as the operator. The general partners likely will be jointly and severally liable for the costs associated with the following matter relating to the Congress Landfill.

In a suit originally filed on December 23, 2009 in the Circuit Court of Cook County, Illinois and subsequently amended to add additional plaintiffs, approximately 2,950 plaintiffs sued our subsidiaries Allied Transportation and Allied Waste Industries, Inc. (Allied), CDC and Sexton. The court entered an order dismissing Allied without prejudice on October 26, 2010. The plaintiffs allege bodily injury, property damage and inability to have normal use and enjoyment of property arising from, among other things, odors and other damages arising from landfill gas leaking, and they base their claims on negligence, trespass, and nuisance. On January 6, 2012, the court took plaintiffs' motion for leave to amend their complaint to seek punitive damages under advisement, to be considered on a plaintiff-by-plaintiff basis. The court also granted plaintiffs leave to serve discovery on the punitive damages issue. Following the court's order in our favor striking the plaintiffs' allegations requesting actual damages in excess of $50 million and punitive damages in excess of $50 million, the amount of damages being sought is unspecified. Discovery is ongoing.

Legal Proceedings over Certain Environmental Matters Involving Governmental Authorities with Possible Sanctions of $100,000 or More

Item 103 of the SEC's Regulation S-K requires disclosure of certain environmental matters when a governmental authority is a party to the proceedings and the proceedings involve potential monetary sanctions unless we reasonably believe that the monetary sanctions will not equal or exceed $100,000. We are disclosing the following matter in accordance with that requirement:

Lorain County Landfill Matter

Since 2006, the Lorain County Landfill located in Lorain, Ohio has agreed to two consensual Director's Final Findings and Orders (DFFOs) issued by the Ohio Environmental Protection Agency related to operational issues, including odor nuisances. The Ohio Attorney General's office has advised us that it intends to initiate legal proceedings against our subsidiary, Lorain County Landfill, LLC, and against Lorain County LFG Power Station Energy Developments, Inc. (Developments), which has operated and maintained the landfill's gas collection system, for violations that are alleged to continue to occur in violation of the DFFOs and are related to alleged continuing nuisance odors. We are engaging in discussions with representatives of the Attorney General's office to attempt to amicably resolve the State's issues and to negotiate a consent order that would be filed with the common pleas court. The Attorney General's office has communicated a settlement demand to Lorain County Landfill, LLC. We understand that the Attorney General's office also is seeking a penalty against Developments. The Attorney General's office also is seeking injunctive relief related to ongoing landfill operations, including the landfill gas collection and control system. Settlement discussions with the Attorney General's office are ongoing.

Sunshine Canyon Matter

On July 13, 2012, Sunshine Canyon Landfill, located in Sylmar, California, entered into a settlement agreement with the South Coast Air Quality Management District (SCAQMD) that resolved SCAQMD's claims for excess emissions charges, civil penalties, and investigative and administrative costs relating to all odor-related and surface emissions notices of violation (NOVs) received by Sunshine Canyon from the SCAQMD through June 30, 2012. Per the terms of the settlement, Sunshine Canyon did not admit any liability and agreed to pay the SCAQMD a stipulated amount of $435,000, plus other fees, for a release of these claims. Sunshine Canyon also remains subject to certain operational requirements set forth in the third stipulated amended abatement order issued by the SCAQMD's independent hearing board, as further modified by stipulation on July 11, 2012. Since the date of settlement with the SCAQMD, Sunshine Canyon has received additional NOVs for odors and excess surface emissions. While the SCAQMD prosecutor's office has stated its intention to assess a penalty on Sunshine Canyon for these additional NOVs not covered by the prior settlement, it has not yet indicated the amount or type of penalty it will seek.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information, Holders and Dividends

The principal market for our common stock is the NYSE, and it is traded under the symbol RSG. The following table sets forth the range of the high and low sale prices per share of our common stock on the NYSE and the cash dividends declared per share of common stock for the periods indicated:

	High	Low	Dividends Declared
Year Ended December 31, 2012:			
First Quarter	$ 30.92	$ 27.00	$ 0.22
Second Quarter	31.32	25.15	0.22
Third Quarter	29.22	25.76	0.235
Fourth Quarter	29.97	26.25	0.235
Year Ended December 31, 2011:			
First Quarter	$ 31.50	$ 28.36	$ 0.20
Second Quarter	33.10	29.24	0.20
Third Quarter	31.73	24.72	0.22
Fourth Quarter	30.01	25.78	0.22

There were 772 holders of record of our common stock at February 8, 2013, which does not include beneficial owners for whom Cede & Co. or others act as nominees.

In February 2013, our board of directors declared a regular quarterly dividend of $0.235 per share for stockholders of record on April 1, 2013. We expect to continue to pay quarterly cash dividends, and we may consider increasing our dividends if we believe it will enhance stockholder value.

We have the ability under our credit facilities to pay dividends and repurchase our common stock if we are in compliance with the financial covenants in our credit facilities. As of December 31, 2012, we were in compliance with those financial covenants.

Issuer Purchases of Equity Securities

The following table provides information relating to our purchases of shares of our common stock during the three months ended December 31, 2012:

	Total Number of Shares Purchased (a)	Average Price Paid per Share (a)	Total Number of Shares Shares Purchased as Part of Publicly Announced Program (b)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (c)
October 2012	-	$ -	-	$ 441,706,723
November 2012	2,828,442	26.97	2,828,442	365,437,695
December 2012	1,432,546	28.74	1,426,800	324,433,694
	4,260,988		4,255,242	

(a) In August 2011, our board of directors approved a share repurchase program pursuant to which we may repurchase up to $750.0 million of our outstanding shares of common stock through December 31, 2013 (the 2011 Program). Share repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable federal securities laws. While the board of directors has approved the program, the timing of any purchases, the prices and the number of shares of common stock to be purchased will be determined by our management, at its discretion, and will depend upon market conditions and other factors. The 2011 Program may be extended, suspended or discontinued at any time. The total number of shares purchased also includes 5,746 shares to satisfy minimum tax withholding obligations in connection with the vesting of outstanding restricted stock.

(b) The total number of shares purchased as part of the publicly announced program were all purchased pursuant to the 2011 Program.

(c) Shares that may be purchased under the program exclude shares of common stock that may be surrendered to satisfy statutory minimum tax withholding obligations in connection with the vesting of restricted stock issued to employees.

Recent Sales of Unregistered Securities

None

Performance Graph

The following graph compares the performance of our common stock to the Standard & Poor's 500 Stock Index (S&P 500 Index) and the Dow Jones Waste & Disposal Services Index (DJW&DS Index). The graph covers the period from December 31, 2007 to December 31, 2012 and assumes that the value of the investment in our common stock and in each index was $100 at December 31, 2007 and that all dividends were reinvested.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2012
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Republic Services, Inc.
S&P 500 Stock Index
DJ W&DS Index

Indexed Returns For Years Ending

	December 31,					
	2007	2008	2009	2010	2011	2012
Republic Services, Inc.	$ 100.00	$ 81.12	$ 95.71	$ 103.61	$ 98.40	$ 108.14
S&P 500 Index	100.00	62.99	79.65	91.64	93.58	108.56
DJ W&DS Index	100.00	93.91	106.88	126.99	127.23	138.05

ITEM 6. SELECTED FINANCIAL DATA

You should read the following Selected Financial Data in conjunction with our consolidated financial statements and notes thereto as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations,* in this Form 10-K.

On December 5, 2008, we acquired all the issued and outstanding shares of Allied in a stock-for-stock transaction for an aggregate purchase price of $12.1 billion, which included $5.4 billion of debt, at fair value. The Allied acquisition has been accounted for as an acquisition of Allied by Republic. The consolidated financial statements include the operating results of Allied from the date of the acquisition, and have not been retroactively restated to include Allied's historical financial position or results of operations. In accordance with the purchase method of accounting, the purchase price paid has been allocated to the assets and liabilities acquired based upon their estimated fair values as of the acquisition date, with the excess of the purchase price over the net assets acquired being recorded as goodwill.

See Notes 1, 2, 3, 8, 9, 10 and 12 to our consolidated financial statements for a discussion of basis of presentation, significant accounting policies, business acquisitions and divestitures, restructuring charges, landfill and environmental costs, debt, income taxes and stockholders' equity and their effect on comparability of year-to-year data. These historical results are not necessarily indicative of the results to be expected in the future. Amounts are in millions, except per share data.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Statement of Operations Data:					
Revenue	$ 8,118.3	$ 8,192.9	$ 8,106.6	$ 8,199.1	$ 3,685.1
Expenses:					
Cost of operations	5,005.7	4,865.1	4,764.8	4,844.2	2,416.7
Depreciation, amortization and depletion	848.5	843.6	833.7	869.7	354.1
Accretion	78.4	78.0	80.5	88.8	23.9
Selling, general and administrative	820.9	825.4	858.0	880.4	434.7
Negotiation and withdrawal costs – Central States Pension Fund	35.8	-	-	-	-
(Gain) loss on disposition of assets and impairments, net	(2.7)	28.1	19.1	(137.0)	89.8
Restructuring charges	11.1	-	11.4	63.2	82.7
Operating income	1,320.6	1,552.7	1,539.1	1,589.8	283.2
Interest expense	(388.5)	(440.2)	(507.4)	(595.9)	(131.9)
Loss on extinguishment of debt	(112.6)	(210.8)	(160.8)	(134.1)	-
Interest income	1.0	0.3	0.7	2.0	9.6
Other income (expense), net	3.4	4.3	5.4	3.2	(1.6)
Income before income taxes	823.9	906.3	877.0	865.0	159.3
Provision for income taxes	251.8	317.4	369.5	368.5	85.4
Net income	572.1	588.9	507.5	496.5	73.9
Net (income) loss attributable to noncontrolling interests	(0.3)	0.3	(1.0)	(1.5)	(0.1)
Net income attributable to Republic Services, Inc.	$ 571.8	$ 589.2	$ 506.5	$ 495.0	$ 73.8
Basic earnings per share attributable to Republic Services, Inc. stockholders:					
Basic earnings per share	$ 1.56	$ 1.57	$ 1.32	$ 1.30	$ 0.38
Weighted average common shares outstanding	366.9	376.0	383.0	379.7	196.7
Diluted earnings per share attributable to Republic Services, Inc. stockholders:					
Diluted earnings per share	$ 1.55	$ 1.56	$ 1.32	$ 1.30	$ 0.37
Weighted average common and common equivalent shares outstanding	368.0	377.6	385.1	381.0	198.4
Cash dividends per common share	$ 0.91	$ 0.84	$ 0.78	$ 0.76	$ 0.72
Other Operating Data:					
Cash flows from operating activities	$ 1,513.8	$ 1,766.7	$ 1,433.7	$ 1,396.5	$ 512.2
Capital expenditures	903.5	936.5	794.7	826.3	386.9
Proceeds from sales of property and equipment	28.7	34.6	37.4	31.8	8.2
Balance Sheet Data:					
Cash and cash equivalents	$ 67.6	$ 66.3	$ 88.3	$ 48.0	$ 68.7
Restricted cash and marketable securities	164.2	189.6	172.8	240.5	281.9
Total assets	19,616.9	19,551.5	19,461.9	19,540.3	19,921.4
Total debt	7,070.5	6,921.8	6,743.6	6,962.6	7,702.5
Total stockholders' equity	7,705.7	7,683.4	7,848.9	7,567.1	7,282.5

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this Form 10-K. This discussion may contain forward-looking statements that anticipate results that are subject to uncertainty. We discuss in more detail various factors that could cause actual results to differ from expectations in Item 1A, Risk Factors in this Form 10-K.

Overview

We are the second largest provider of services in the domestic non-hazardous solid waste industry, as measured by revenue. We provide non-hazardous solid waste collection services for commercial, industrial, municipal and residential customers through 332 collection operations in 38 states and Puerto Rico. We own or operate 195 transfer stations, 191 active solid waste landfills and 71 recycling centers. We also operate 69 landfill gas and renewable energy projects.

Revenue for the year ended December 31, 2012 was $8,118.3 million compared to $8,192.9 million for the same period in 2011. This 0.9% decrease in revenue was made up of increases in core price of 0.8%, fuel surcharges of 0.1% and acquisitions, net of divestitures of 0.4% that were more than offset by decreases in volumes of 1.0% and recycling commodities of 1.2%.

The following table summarizes our revenue, costs and expenses for the years ended December 31, 2012, 2011 and 2010 (in millions of dollars and as a percentage of revenue):

	2012		2011		2010	
Revenue	$8,118.3	100.0%	$8,192.9	100.0%	$8,106.6	100.0%
Expenses:						
Cost of operations	5,005.7	61.7	4,865.1	59.4	4,764.8	58.8
Depreciation, amortization and depletion of property and equipment	778.4	9.6	766.9	9.4	762.2	9.4
Amortization of other intangible assets and other assets	70.1	0.9	76.7	0.9	71.5	0.9
Accretion	78.4	1.0	78.0	0.9	80.5	1.0
Selling, general and administrative	820.9	10.1	825.4	10.1	858.0	10.6
Negotiation and withdrawal costs – Central States Pension Fund	35.8	0.4	-	-	-	-
(Gain) loss on disposition of assets and impairments, net	(2.7)	-	28.1	0.3	19.1	0.2
Restructuring charges	11.1	0.1	-	-	11.4	0.1
Operating income	$1,320.6	16.3%	$1,552.7	19.0%	$1,539.1	19.0%

Our pre-tax income was $823.9 million, $906.3 million and $877.0 million for the years ended December 31, 2012, 2011 and 2010, respectively. Our net income attributable to Republic Services, Inc. was $571.8 million, or $1.55 per diluted share, for the year ended December 31, 2012, compared to $589.2 million, or $1.56 per diluted share, in 2011 and $506.5 million, or $1.32 per diluted share, in 2010.

During each of the three years ended December 31, 2012, 2011 and 2010, we recorded a number of charges and other expenses and benefits that impacted our pre-tax income, net income attributable to Republic Services, Inc. (Net Income – Republic) and diluted earnings per share as noted in the following table (in millions, except per share data). Additionally, see our "*Cost of Operations*," "*Selling, General and Administrative Expenses*" and "*Income Taxes*" discussions contained in the Results of Operations section of this Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of other items that impacted our earnings.

	Year Ended December 31, 2012			Year Ended December 31, 2011			Year Ended December 31, 2010		
	Pre-tax Income	Net Income - Republic	Diluted Earnings per Share	Pre-tax Income	Net Income - Republic	Diluted Earnings per Share	Pre-tax Income	Net Income - Republic	Diluted Earnings per Share
As reported	$ 823.9	$ 571.8	$ 1.55	$ 906.3	$ 589.2	$ 1.56	$ 877.0	$ 506.5	$ 1.32
Negotiation and withdrawal costs – Central States Pension Fund	35.8	21.6	0.06	-	-	-	-	-	-
Loss on extinguishment of debt	112.6	68.6	0.18	210.8	129.3	0.34	160.8	98.6	0.26
Costs to achieve synergies	-	-	-	-	-	-	33.3	20.3	0.05
Restructuring charges	11.1	6.6	0.02	-	-	-	11.4	7.0	0.02
(Gain) loss on disposition of assets and impairments, net	(5.3)	(5.2)	(0.01)	28.1	19.8	0.06	19.1	25.4	0.06
Adjusted	$ 978.1	$ 663.4	$ 1.80	$1,145.2	$ 738.3	$ 1.96	$1,101.6	$ 657.8	$ 1.71

We believe the presentation of adjusted pre-tax income, adjusted net income attributable to Republic Services, Inc. and adjusted diluted earnings per share, which are not measures determined in accordance with generally accepted accounting principles in the United States (U.S. GAAP), provides an understanding of operational activities before the financial impact of certain non-operational items. We use these measures, and believe investors will find them helpful, in understanding the ongoing performance of our operations separate from items that have a disproportionate impact on our results for a particular period. Comparable charges and costs have been incurred in prior periods, and similar types of adjustments can reasonably be expected to be recorded in future periods. Our definition of adjusted pre-tax income, adjusted net income attributable to Republic Services, Inc. and adjusted diluted earnings per share may not be comparable to similarly titled measures presented by other companies.

Negotiation and withdrawal costs – Central States Pension Fund. During the year ended December 31, 2012, we incurred costs related to the negotiation of collective bargaining agreements under which we have obligations to contribute to the Central States, Southeast and Southwest Areas Pension Fund (the Fund). During 2012, we recorded a charge to earnings of $35.8 million primarily related to our partial withdrawal from the Fund.

Loss on extinguishment of debt. During the years ended December 31, 2012, 2011 and 2010, we completed refinancing transactions that resulted in cash paid for premiums and professional fees to repurchase outstanding debt as well as the non-cash write-off of unamortized debt discounts and deferred issuance costs. For a more detailed discussion of the components of these costs and the debt series to which they relate, see our "*Loss on Extinguishment of Debt*" discussion contained in the Results of Operations section of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Costs to achieve synergies. During the year ended December 31, 2010, we incurred incremental costs to achieve our synergy plan that are recorded in selling, general and administrative expenses. These incremental costs primarily relate to our synergy incentive plan as well as other integration costs. We did not incur any such expenses during the years ended December 31, 2012 and 2011.

Restructuring charges. During the year ended December 31, 2012, we restructured our field and corporate operations to create a more efficient and competitive company. These changes include consolidating our field regions from four to three and our areas from 28 to 20, relocating office space, and reducing administrative staffing levels.

During the year ended December 31, 2010, we incurred restructuring and integration charges related to the Allied acquisition. These charges consist of severance and other employee termination and relocation benefits as well as consulting and professional fees. We completed the Allied restructuring plan in 2010.

(Gain) loss on disposition of assets and impairments, net. For more detailed discussion of the components of these costs, see our "(Gain) Loss on Disposition of Assets and Impairments, Net" discussion contained in the Results of Operations section of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

2013 Guidance

Our objectives for 2013 remain consistent with previous years and focus on enhancing stockholder value by increasing returns on invested capital and efficiently using free cash flow. We remain committed to continuing our broad-based pricing initiatives across all lines of business to recover increasing costs and to expand our operating margins.

Our guidance is based on current economic conditions and does not assume any improvement or deterioration in the overall economy in 2013. Specific guidance follows:

Revenue

We expect 2013 revenue to increase by approximately 2.0 to 2.5%. This consists of the following:

	Increase (Decrease)
Core price	1.0 to 1.5%
Volume	0.0%
Fuel recovery fees	0.2%
Recycling commodities	(0.2)%
Acquisitions / divestitures, net	1.0%
Total change	2.0 to 2.5%

Changes in price are restricted on approximately 50% of our annual revenue. These restrictions include:

- price changes based upon fluctuation in a specific index as defined in the contract;
- fixed price increases based on stated contract terms; or
- price changes based on a cost plus a specific profit margin or other measurement.

Of these restricted pricing arrangements, approximately 60% are based on a consumer price index, 15% are fixed arrangements and the remainder are based upon a cost plus or other specific arrangement. The consumer price index varies from a single historical stated period of time or an average of trailing historical rates over a stated period of time. In addition, many pricing resets lag between the measurement period and the date the revised pricing goes into effect. As a result, current changes in a specific index, such as the consumer price index, may not manifest themselves in our reported pricing for several quarters into the future.

Adjusted Diluted Earnings per Share

The following is a summary of anticipated adjusted diluted earnings per share for the year ending December 31, 2013 compared to the actual adjusted diluted earnings per share for the year ended December 31, 2012. Adjusted diluted earnings per share is not a measure determined in accordance with GAAP:

	(Anticipated) Year Ending December 31, 2013	(Actual) Year Ended December 31, 2012
Diluted earnings per share	$ 1.83 - 1.88	$ 1.55
Loss on extinguishment of debt	-	0.18
Negotiation and withdrawal costs – Central States Pension Fund	-	0.06
(Gain) loss on disposition of assets and impairments, net	-	(0.01)
Restructuring charges	0.03	0.02
Adjusted diluted earnings per share	$ 1.86 - 1.91	$ 1.80

This 2013 anticipated adjusted diluted earnings per share assumes an effective tax rate of approximately 38%. We expect cash taxes as a percentage of the overall tax provision to be 90% – 100%. At this time, we are unable to estimate the magnitude or timing of charges associated with our loss on extinguishment of debt, negotiation and withdrawal costs from collective bargaining agreements under which we have obligations to contribute to the Central States Pension Fund or (gain) loss on disposition of assets and impairments, net.

We believe that the presentation of adjusted diluted earnings per share, which is not a measure determined in accordance with U. S. GAAP, provides an understanding of operational activities before the financial impact of certain non-operational items such as those detailed in the above table. We use this measure, and believe investors will find it helpful, in understanding the ongoing performance of our operations separate from items that have a disproportionate impact on our results for a particular period. We have incurred comparable charges and costs in prior periods, and similar types of adjustments can reasonably be expected to be recorded in future periods. Our definition of adjusted diluted earnings per share may not be comparable to similarly titled measures presented by other companies.

Property and Equipment

In 2013, we anticipate receiving approximately $860 million of property and equipment as follows:

Trucks and equipment	$ 370
Landfill	270
Containers	100
Facilities and other	120
Property and equipment received during 2013	$ 860

Purchases of property and equipment as reflected on our consolidated statement of cash flows for 2013 are expected to be approximately $880 million. The difference between property and equipment received and purchases of property and equipment is approximately $20 million of property and equipment received during 2012, but paid for in 2013.

Results of Operations

Years Ended December 31, 2012, 2011 and 2010

Revenue

We generate revenue primarily from our solid waste collection operations. Our remaining revenue is from other services, including transfer stations, landfill disposal and recycling. Our revenue from collection operations consists of fees we receive from commercial, industrial, municipal and residential customers. Our residential and commercial collection operations in some markets are based on long-term contracts with municipalities. Certain of our municipal contracts have annual price escalation clauses that are tied to changes in an underlying base index such as the consumer price index. We generally provide commercial and industrial collection services to customers under contracts with terms up to three years. Our transfer stations, landfills and, to a lesser extent, our recycling centers generate revenue from disposal or tipping fees. In general, we integrate our recycling operations with our collection operations and obtain revenue from the sale of recyclable materials. Other non-core revenue consists primarily of revenue from National Accounts, which represents the portion of revenue generated from nationwide contracts in markets outside our operating areas, and, as such, the associated waste handling services are subcontracted to local operators. Consequently, substantially all of this revenue is offset with related subcontract costs, which are recorded in cost of operations.

The following table reflects our revenue by service line for the years ended December 31, 2012, 2011 and 2010 (in millions of dollars and as a percentage of our revenue):

	2012		2011		2010	
Collection:						
Residential	$ 2,155.7	26.6%	$ 2,135.7	26.1%	$ 2,173.9	26.8%
Commercial	2,523.2	31.1	2,487.5	30.4	2,486.8	30.7
Industrial	1,544.2	19.0	1,515.4	18.5	1,482.9	18.3
Other	33.4	0.4	32.9	0.4	29.6	0.4
Total collection	6,256.5	77.1	6,171.5	75.4	6,173.2	76.2
Transfer	964.5		994.2		1,030.3	
Less: Intercompany	(575.3)		(572.8)		(587.9)	
Transfer, net	389.2	4.8	421.4	5.1	442.4	5.4
Landfill	1,863.3		1,867.6		1,865.8	
Less: Intercompany	(862.5)		(846.9)		(861.7)	
Landfill, net	1,000.8	12.3	1,020.7	12.5	1,004.1	12.4
Sale of recyclable materials	349.0	4.3	438.6	5.4	337.9	4.2
Other non-core	122.8	1.5	140.7	1.6	149.0	1.8
Other	471.8	5.8	579.3	7.0	486.9	6.0
Total revenue	$ 8,118.3	100.0%	$ 8,192.9	100.0%	$ 8,106.6	100.0%

The following table reflects the percentage changes in our revenue for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Core price	0.8%	0.8%	1.6%
Fuel recovery fees	0.1	1.0	0.5
Total price	0.9	1.8	2.1
Volume	(1.0)	(0.4)	(3.5)
Recycling commodities	(1.2)	1.0	1.4
San Mateo and Toronto contract losses	-	(1.4)	-
Total internal growth	(1.3)	1.0	-
Acquisitions / divestitures, net	0.4	0.1	(1.1)
Total	(0.9)%	1.1%	(1.1)%

Revenue – 2012 versus 2011

The decrease in revenue in 2012 compared to 2011 is due to the following:

- Core price increased revenue by 0.8% year over year due to positive pricing in our collection, transfer and landfill lines of business. Pricing was higher in the second half of 2012, which reflects the higher level of price resets to our index-based customers.

- Fuel recovery fees increased revenue by 0.1% and 1.0%, respectively. The impact of the change in fuel recovery fees was diminished in 2012 as the average fuel price per gallon increased approximately 3% from 2011 to 2012 as compared to approximately 29% from 2010 to 2011. For 2012 and 2011, we were able to recover approximately 67% and 68%, respectively, of our fuel costs with fuel recovery fees.

- Volume decreased revenue by 1.0% in 2012. Volume declines were primarily in our landfill, transfer station and non-core lines of business primarily due to the acquisition of a large national broker by a competitor and the loss of a large National Accounts contract. Within the landfill business, special waste and construction and demolition volumes decreased by approximately 4.3% and 6.4%, respectively, and landfill municipal solid waste volumes declined approximately 5.3% versus the prior year. Volume declines in special waste were caused by special waste event work not recurring in 2012 and being postponed due to continuing weak economic conditions. The decline in landfill municipal solid waste volumes relate primarily to a loss of certain municipal disposal contracts in our East region and competitive pressures in our Los Angeles market. Collection volumes were positive 0.2% year over year with most improvements coming from the commercial and industrial lines of business.

- Recycling commodities decreased revenue by 1.2% in 2012 due to a decrease in the market price of materials. Average prices for old corrugated cardboard (OCC) in 2012 were $124 per ton versus $159 per ton in 2011, a decrease of $35 per ton or 22%. Average prices of old newspaper (ONP) for 2012 were $105 per ton versus $142 per ton in 2011, a decrease of $37 per ton or 26%. The declines in prices were partially offset by increased volumes processed. Our 2012 recycling commodity volume of 2.1 million tons was 2.5% higher than 2011 volumes.

  Changing market demand for recyclable materials causes volatility in commodity prices. At current volumes and mix of materials, we believe a ten dollar per ton change in the price of recyclable materials will change annual revenue and operating income by approximately $29 million and $20 million, respectively, on an annual basis.

Revenue – 2011 versus 2010

The increase in revenue in 2011 compared to 2010 is due to the following:

- Core price increased revenue by 0.8% and 1.6%, respectively. The lower core price increase in 2011 compared to 2010 is due primarily to the competitive municipal and franchise contract pricing environment in our residential collection line of business and the continued low inflationary environment, which limits our price increases on index based contracts, partially offset by our continued broad-based pricing initiatives particularly in our landfill line of business.

- Fuel recovery fees increased revenue by 1.0% and 0.5%, respectively. Revenue benefited from increased fuel recovery fees due to higher fuel prices during 2011 that were passed along to our customers.

- Volume decreased revenue by 0.4% and 3.5%, respectively. Volume continued to decline throughout 2011, but at a lower rate of decline than earlier in the year or during 2010. Volume in our industrial collection and landfill lines of business was positive in 2011 primarily driven by special event work, offset by declines in our commercial and residential collection and transfer station lines of business.

- Recycling commodity prices increased revenue by 1.0% and 1.4%, respectively. Revenue benefited from higher commodity prices for recovered materials until the fourth quarter of 2011, when changes in recycling commodity prices decreased revenue by 0.1% year over year.

- Our San Mateo County contract and our transportation and disposal contract with the City of Toronto ended effective December 31, 2010, which reduced our revenue growth by 1.4% in 2011.

Cost of Operations

Cost of operations includes labor and related benefits, which consists of salaries and wages, health and welfare benefits, incentive compensation and payroll taxes. It also includes transfer and disposal costs representing tipping fees paid to third party disposal facilities and transfer stations; maintenance and repairs relating to our vehicles, equipment and containers, including related labor and benefit costs; transportation and subcontractor costs, which include costs for independent haulers who transport our waste to disposal facilities and costs for local operators who provide waste handling services associated with our national accounts in markets outside our standard operating areas; fuel, which includes the direct cost of fuel used by our vehicles, net of fuel credits; disposal franchise fees and taxes consisting of landfill taxes, municipal franchise fees, host community fees and royalties; landfill operating costs, which includes financial assurance, remediation costs, leachate disposal and other landfill maintenance costs; risk management, which includes casualty insurance premiums and claims; cost of goods sold, which includes material costs paid to suppliers associated with recycling commodities; and other, which includes expenses such as facility operating costs, equipment rent and gains or losses on sale of assets used in our operations.

The following table summarizes the major components of our cost of operations for the years ended December 31, 2012, 2011 and 2010 (in millions of dollars and as a percentage of our revenue):

	2012		2011		2010	
Labor and related benefits	$ 1,573.9	19.4%	$1,530.4	18.7%	$1,534.4	18.9%
Transfer and disposal costs	616.4	7.6	636.1	7.8	664.3	8.2
Maintenance and repairs	682.7	8.4	632.1	7.7	609.7	7.5
Transportation and subcontract costs	431.9	5.3	443.4	5.4	466.7	5.8
Fuel	530.1	6.5	516.5	6.3	407.6	5.0
Franchise fees and taxes	401.9	5.0	395.7	4.8	395.8	4.9
Landfill operating costs	198.1	2.5	126.1	1.5	136.2	1.7
Risk management	177.3	2.2	167.5	2.0	171.6	2.1
Cost of goods sold	114.6	1.4	146.8	1.8	103.9	1.3
Other	278.8	3.4	270.5	3.4	274.6	3.4
Total cost of operations	$ 5,005.7	61.7%	$4,865.1	59.4%	$4,764.8	58.8%

The cost categories shown above may change from time to time and may not be comparable to similarly titled categories used by other companies. Thus, you should take care when comparing our cost of operations by cost component to that of other companies.

Cost of Operations – 2012 versus 2011

Our cost of operations, as a percentage of revenue, increased 2.3% in 2012 compared to 2011, primarily as a result of the following:

- Labor and related benefits increased due to merit based wage increases in 2012 versus 2011 as well as increases in health care costs. As a percentage of revenue, labor and related benefits were negatively impacted by the relative mix of higher collection revenue and lower landfill, transfer, commodity and subcontract revenue compared to 2011 because these revenues have little or no variable labor costs.

- Maintenance and repairs expense increased due to costs associated with our fleet maintenance initiative as well as the increased cost of tires and container refurbishment expenses.

- During 2012, our fuel costs in aggregate dollars and as a percentage revenue increased $13.6 million and 0.2%, respectively, compared to 2011 primarily due to higher fuel prices. Average fuel costs per gallon for 2012 were $3.97 versus $3.85 for 2011, an increase of $0.12 or 3.1%.

  At current consumption levels, a twenty-cent per gallon change in the price of diesel fuel changes our fuel costs by approximately $24 million on an annual basis. Offsetting these changes in fuel expense would be changes in our fuel recovery fee charged to our customers. At current participation rates, a twenty-cent change in the price of diesel fuel changes our fuel recovery fee by approximately $19 million.

- Franchise fees and taxes increased during 2012 primarily due to the acquisition of businesses in franchise markets.

- Landfill operating expenses in aggregate dollars and as a percentage of revenue increased $72.0 million and 1.0%, respectively, during 2012 compared to 2011, primarily due to $74.1 million of remediation charges we recorded in connection with environmental conditions at a closed disposal facility in Missouri.

- Risk management expenses increased during 2012 primarily due to lower favorable actuarial development compared to the prior year.

These increases in costs were partially offset by:

- Transfer and disposal costs decreased during 2012 versus 2011, primarily due to lower disposal prices and lower volumes disposed at third party sites. During 2012, approximately 67% of the total waste volume we collected was disposed at landfill sites that we own or operate (internalization) versus 66% for 2011.

- Transportation and subcontract costs decreased during 2012 versus 2011, primarily due to the loss of a large National Accounts contract.

- Cost of goods sold relates to rebates paid for volumes delivered to our recycling facilities. Cost of goods sold in aggregate dollars and as a percentage of revenue decreased $32.2 million and 0.4%, respectively, during 2012 versus 2011, primarily due to a decline in the market value of recycled commodities offset by an increase in the volume of commodities processed.

Cost of Operations – 2011 versus 2010

Our cost of operations, as a percentage of revenue, increased 0.6% in 2011 compared to 2010, primarily as a result of the following:

- Maintenance and repairs expense increased primarily due to costs associated with our fleet maintenance initiative.

- An increase in fuel expenses of $108.9 million, or 26.7% year over year. The average fuel price per gallon for 2011 was $3.85, an increase of $0.86 or approximately 28.8% from an average price of $2.99 for 2010.

- An increase in cost of goods sold primarily due to changes in the market price of recycling commodities and an increase in volumes processed year over year. The average price for OCC for 2011 was $159 per ton versus $142 per ton for the comparable 2010 period. The average price of ONP for 2011 was $142 per ton versus $111 per ton for the comparable 2010 period.

These increases were partially offset by:

- A decrease in labor and related benefits expenses due to volume-related workforce reductions, including the expiration of the San Mateo contract, as well as increased productivity gains primarily due to the automation of our residential fleet and lower benefit plan costs. Partially offsetting these declines were increases in overall wages and increases in workforce due to acquisitions.

- A decrease in transfer and disposal costs due to the divestiture of transfer stations in 2010 as well as overall lower collection volumes. During 2011 and 2010, approximately 66% and 67%, respectively, of the total waste volume that we collected was disposed at landfill sites that we own or operate.

- A decrease in transportation and subcontract costs primarily due to the expiration of our San Mateo County contract and our transportation and disposal contract with the City of Toronto and a decline in our overall collection volumes. Partially offsetting these decreases were increases due to fuel recovery fees related to project work with certain of our National Accounts customers.

Depreciation, Amortization and Depletion of Property and Equipment

The following table summarizes depreciation, amortization and depletion of property and equipment for the years ended December 31, 2012, 2011 and 2010 (in millions of dollars and as a percentage of revenue):

	2012		2011		2010	
Depreciation and amortization of property and equipment	$ 520.8	6.4%	$ 511.4	6.2%	$ 511.6	6.3%
Landfill depletion and amortization	257.6	3.2	255.5	3.1	250.6	3.1
Depreciation, amortization and depletion expense	$ 778.4	9.6%	$ 766.9	9.3%	$ 762.2	9.4%

Depreciation and amortization of property and equipment increased $9.4 million for 2012 versus 2011, primarily due to higher costs of residential side loaders for automating our residential collection routes and an increased number of CNG vehicles, which are more expensive than diesel vehicles. In addition, we made increased investments in new and upgraded recycling infrastructure projects that became operational in 2012.

Landfill depletion and amortization expense increased $2.1 million for 2012 versus 2011, primarily due to unfavorable adjustments to landfill depletion and amortization expense for asset retirement obligations of $4.9 million recorded during 2012 versus favorable adjustments of $9.6 million recorded during 2011. Offsetting the increase in costs relative to asset retirement obligations was an overall decline in landfill depletion due to lower disposal volumes, as previously noted in our *Revenue – 2012 versus 2011* discussion.

Landfill depletion and amortization expense increased in aggregate dollars slightly during 2011 versus 2010 due to increased volumes year over year.

Amortization of Other Intangible and Other Assets

Expenses for amortization of intangible and other assets were $70.1 million, $76.7 million and $71.5 million, or, as a percentage of revenue, 0.9% for 2012, 2011 and 2010, respectively. Our other intangible and other assets primarily relate to customer lists, franchise agreements, municipal contracts, trade names, favorable lease assets and to a lesser extent non-compete agreements. Amortization of intangible assets in aggregate dollars decreased during 2012 as compared to 2011 primarily due to municipal agreement intangibles acquired from Allied that are now fully amortized.

Accretion Expense

Accretion expenses were $78.4 million, $78.0 million and $80.5 million, or, as a percentage of revenue, 1.0%, 0.9%, and 1.0% for 2012, 2011 and 2010, respectively. The amounts have remained relatively unchanged as our asset retirement obligations remained relatively consistent period over period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries, health and welfare benefits and incentive compensation for corporate and field general management, field support functions, sales force, accounting and finance, legal, management information systems, and clerical and administrative departments. Other expenses include rent and office costs, fees for professional services provided by third parties, marketing, investor and community relations, directors' and officers' insurance, general employee relocation, travel, entertainment and bank charges, but excludes any such amounts recorded as restructuring charges.

The following table provides the components of our selling, general and administrative expenses for the three years ended December 31, 2012, 2011 and 2010 (in millions of dollars and as a percentage of revenue):

	2012		2011		2010	
Salaries	$ 539.4	6.6%	$ 539.6	6.6%	$ 538.6	6.6%
Provision for doubtful accounts	29.7	0.4	20.9	0.3	23.6	0.3
Costs to achieve synergies	-	-	-	-	33.3	0.4
Other	251.8	3.1	264.9	3.2	262.5	3.3
Total selling, general and administrative expenses	$ 820.9	10.1%	$ 825.4	10.1%	$ 858.0	10.6%

The cost categories shown above may change from time to time and may not be comparable to similarly titled categories used by other companies. Thus, you should take care when comparing our selling, general and administrative expenses by cost component to that of other companies.

Selling, General and Administrative Expenses – 2012 versus 2011

Our salaries expenses decreased $0.2 million and remained consistent as a percentage of revenue for 2012 versus 2011. The decrease is primarily due to lower management incentive pay due to our revised financial expectations offset by merit wage increases and the expansion of our sales team in the second half of 2011.

Provision for doubtful accounts increased due to an increase in unrecoverable amounts from certain customers and the recovery during 2011 of accounts previously written-off.

Other selling, general and administrative expenses decreased $13.1 million or, as a percentage of revenue, 0.1% for 2012 versus 2011 primarily as a result of a decrease in legal fees and settlements and consulting and professional fees partially offset by higher recruiting and relocation expenses.

Selling, General and Administrative Expenses – 2011 versus 2010

Our selling, general and administrative expenses decreased $32.6 million for 2011 versus 2010, or 0.5% as a percentage of revenue. Selling, general and administrative expenses include an accrual for synergy bonus related to the Allied acquisition of approximately $33 million in 2010. In 2011, we did not incur any additional costs to achieve synergies.

Negotiation and Withdrawal Costs – Central States Pension Fund

During 2012, we incurred costs related to the negotiation of collective bargaining agreements under which we have obligations to contribute to the Central States, Southeast and Southwest Areas Pension Fund (the Fund) and charges for our partial withdrawal from the Fund. We expect to incur these types of additional charges in 2013. However, at this time we are unable to estimate the magnitude or timing of these charges for 2013. During 2012, we recorded a charge to earnings of $35.8 million primarily related to our partial withdrawal from the Fund. The payments associated with any withdrawal liability ordinarily would be due in installments over a period of 20 years, and the payments are unlikely to be material to our cash flow in any particular period.

(Gain) Loss on Disposition of Assets and Impairments, Net

During the year ended December 31, 2012, we recorded a net gain on disposition of assets and impairments of $2.7 million primarily due to a $5.5 million net gain on a divestiture of a collection business in our East region and a sale of certain assets associated with our rail logistics business. Proceeds from dispositions of solid waste assets were $9.6 million during 2012.

During the year ended December 31, 2011, we disposed of businesses in various markets, resulting in a gain of $21.0 million including transaction costs. In connection with the dispositions, we closed a landfill, resulting in an asset impairment charge of $28.7 million for the remaining landfill assets and the acceleration of capping, closure and post-closure obligations. Additionally, we recorded asset impairments of $20.4 million primarily related to certain long-lived assets that are held for sale and losses on the divestiture of certain businesses and related goodwill. Proceeds from dispositions of solid waste assets were $14.2 million for the year ended December 31, 2011.

We divested certain assets throughout 2010 resulting in a net loss on disposition of assets of $4.0 million, including transaction costs. Additionally, we recorded an impairment loss of $15.1 million related to certain long-lived assets that are held and used.

Restructuring Charges

During 2012, we restructured our field and corporate operations to create a more efficient and competitive company. These changes include consolidating our field regions from four to three and our areas from 28 to 20, relocating office space, and reducing administrative staffing levels. During 2012, we incurred $11.1 million of restructuring charges, which consisted of severance and other employee termination benefits, relocation benefits, and the closure of offices with lease agreements with non-cancellable terms ranging from 2 to 5 years. We expect to incur approximately $15 million of additional expense during 2013 related to such activities. Substantially all of these charges were or will be recorded in our corporate segment and we expect the remaining charges will be paid primarily during 2013. We expect this restructuring will reduce our selling, general and administrative expenses by approximately $23 million annually.

During 2010, we incurred $11.4 million of restructuring and integration charges related to the integration of Allied, which consisted of charges and adjustments for severance, employee termination and relocation benefits. The remainder of the charges primarily related to consulting and professional fees. Substantially all of these charges were recorded in our corporate segment. We completed our restructuring plan in 2010, and we did not incur any additional restructuring charges related to the Allied acquisition in 2011.

Interest Expense

The following table provides the components of interest expense, including accretion of debt discounts and accretion of discounts primarily associated with environmental and self-funded risk insurance liabilities assumed in the Allied acquisition (in millions):

	2012	2011	2010
Interest expense on debt and capital lease obligations	$ 338.5	$ 372.9	$ 413.2
Accretion of debt discounts	12.2	25.6	52.4
Accretion of remediation and risk reserves	46.2	49.8	48.1
Less: capitalized interest	(8.4)	(8.1)	(6.3)
Total interest expense	$ 388.5	$ 440.2	$ 507.4

The decrease in interest expense and accretion of debt discounts is primarily due to refinancing certain of our higher interest rate debt following the Allied acquisition. During the years ended December 31, 2012, 2011 and 2010, cash paid for interest was $341.0 million, $396.2 million and $417.8 million, respectively.

Loss on Extinguishment of Debt

The following table summarizes the refinancing transactions that resulted in cash paid for premiums and professional fees to repurchase outstanding debt as well as the non-cash write-off of unamortized debt discounts and deferred issuance costs for the years ended December 31, 2012, 2011, and 2010 (in millions):

	Principal Repaid	Cash Paid in Loss on Extinguishment of Debt	Non-cash Loss on Extinguishment of Debt	Total Loss on Extinguishment of Debt
2012:				
Amendments to Credit Facilities	$ -	$ -	$ 1.5	$ 1.5
$750.0 million 6.875% senior notes due June 2017	750.0	25.8	71.0	96.8
Tax-exempt financings	94.0	-	14.2	14.2
Ineffective portion of interest rate lock settlements	-	0.1	-	0.1
Loss on extinguishment of debt for the year ended December 31, 2012		$ 25.9	$ 86.7	$ 112.6
2011:				
$600.0 million 7.125% senior notes due May 2016	$ 600.0	$ 21.4	$ 61.3	$ 82.7
$99.5 million 9.250% debentures due May 2021	64.2	24.2	3.8	28.0
$360.0 million 7.400% debentures due September 2035	194.8	44.7	49.9	94.6
Amendments to Credit Facilities	-	-	1.7	1.7
Ineffective portion of interest rate lock settlements	-	0.3	-	0.3
Tax-exempt financings	30.0	-	3.5	3.5
Loss on extinguishment of debt for the year ended December 31, 2011		$ 90.6	$ 120.2	$ 210.8
2010:				
$425.0 million 6.125% senior notes due February 2014	$ 425.0	$ 8.7	$ 44.1	$ 52.8
$600.0 million 7.250% senior notes due March 2015	600.0	21.8	57.5	79.3
Accounts receivable securitization program	300.0	-	0.2	0.2
Tax-exempt financings	480.3	-	28.5	28.5
Loss on extinguishment of debt for the year ended December 31, 2010		$ 30.5	$ 130.3	$ 160.8

Income Taxes

Our provision for income taxes was $251.8 million, $317.4 million and $369.5 million for the years ended December 31, 2012, 2011 and 2010, respectively. Our effective income tax rate was 30.6%, 35.0% and 42.1% for 2012, 2011 and 2010, respectively. Our 2012 effective tax rate was favorably impacted by the settlement with the IRS appeals division of Allied's federal tax years 2004 – 2008. This settlement benefited our 2012 tax provision by approximately $35 million due to the reversals of previously accrued tax and interest. In 2011, our effective tax rate was favorably impacted by the settlement with the IRS appeals division of Allied's federal tax years 2000 – 2003. This settlement favorably impacted our 2011 tax provision by approximately $23 million due to reversals of previously accrued tax and interest.

In addition, our 2012 and 2011 tax provisions were favorably impacted by the realization of tax credits and lower state rates due to changes in estimates of approximately $16 million and $19 million, respectively.

During 2012, we did not dispose of any goodwill without corresponding tax basis. During 2011 and 2010, we incurred charges of $7.1 million and $13.1 million, respectively, for dispositions of goodwill that had no corresponding tax basis, and thus, were non-deductible for tax purposes.

We made income tax payments (net of refunds received) of $185 million, $173 million and $418 million for 2012, 2011 and 2010, respectively. Income taxes paid in 2012 and 2011 reflect the favorable tax depreciation provisions of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (Tax Relief Act) that was signed into law in December 2010. The Tax Relief Act included 100% bonus depreciation for property placed in service after September 8, 2010 and through December 31, 2011 (and for certain long-term construction projects to be placed in service in 2012) and 50% bonus depreciation for property placed in service in 2012 (and for certain long-term construction projects to be placed in service in 2013). Income taxes paid in 2010 includes $111 million related to the settlement of certain tax liabilities regarding BFI risk management companies.

For additional discussion and detail regarding our income taxes, see Note 10, *Income Taxes,* to our consolidated financial statements in Item 8 of this Form 10-K.

Reportable Segments

Our operations are managed through three geographic regions that we designate as our reportable segments. The historical results, discussion and presentation of our reportable segments as set forth in our consolidated financial statements for all periods presented reflect the impact of the realignment of our operating structure in the fourth quarter of 2012. Summary financial information concerning our reportable segments for the years ended December 31, 2012, 2011 and 2010 is shown in the following table (in millions of dollars and as a percentage of revenue):

	Net Revenue	Depletion and Accretion Before Adjustments for Asset Retirement Obligations	Amortization Expense for Asset Retirement Obligations	Depreciation, Amortization, Depletion and Accretion	Gain (Loss) on Disposition of Assets and Impairments, Net	Operating Income (Loss)	Operating Margin
2012:							
East	$2,445.8	$ 247.6	$ (3.0)	$ 244.6	$ 5.3	$ 474.6	19.4%
Central	2,424.8	289.6	(4.6)	285.0	(0.3)	474.5	19.6
West	3,158.0	333.5	(0.8)	332.7	0.1	685.9	21.7
Corporate entities	89.7	51.3	13.3	64.6	(2.4)	(314.4)	-
Total	$8,118.3	$ 922.0	$ 4.9	$ 926.9	$ 2.7	$ 1,320.6	16.3%
2011:							
East	$2,525.7	$ 248.8	$ (2.3)	$ 246.5	$ (23.2)	$ 550.7	21.8%
Central	2,430.3	294.1	(17.0)	277.1	(0.7)	529.3	21.8
West	3,139.1	337.3	(1.5)	335.8	(5.4)	735.9	23.4
Corporate entities	97.8	51.0	11.2	62.2	1.2	(263.2)	-
Total	$8,192.9	$ 931.2	$ (9.6)	$ 921.6	$ (28.1)	$ 1,552.7	19.0%
2010:							
East	$2,535.0	$ 245.4	$ (9.0)	$ 236.4	$ (15.5)	$ 594.4	23.4%
Central	2,359.0	289.7	(10.2)	279.5	9.3	547.3	23.2
West	3,114.3	337.4	(4.5)	332.9	1.4	745.8	23.9
Corporate entities	98.3	51.9	13.5	65.4	(14.3)	(348.4)	-
Total	$8,106.6	$ 924.4	$ (10.2)	$ 914.2	$ (19.1)	$ 1,539.1	19.0%

Corporate entities include legal, tax, treasury, information technology, risk management, human resources, closed landfills, and other typical administrative functions. National Accounts revenue included in corporate entities represents the portion of revenue generated from nationwide contracts in markets outside our operating areas, where the associated waste handling services are subcontracted to local operators. Consequently, substantially all of this revenue is offset with related subcontract costs, which are recorded in cost of operations.

Significant changes in the revenue and operating margins of our reportable segments comparing 2012 to 2011 and 2011 to 2010 are discussed in the following paragraphs.

2012 compared to 2011

East Region

Revenue for the year ended December 31, 2012 declined 3.2% due primarily to declines in volume in our collection, landfill and transfer station lines of business, coupled with lower recycling commodity revenue and price decreases in our collection line of business. The volume declines were primarily due to the loss of a large National Accounts contract and the loss of certain disposal contracts. These decreases were partially offset by price increases in the landfill and transfer station lines of business for 2012.

Operating income margin in our East Region decreased from 21.8% in 2011 to 19.4% in 2012 or 2.4%. In addition to the impact of the decrease in revenue, the following cost categories impacted operating income:

- Cost of operations negatively impacted operating income due to higher labor and benefits, fuel and repair and maintenance costs. Environmental costs increased primarily due to higher leachate disposal costs, third party survey and engineering costs and other landfill maintenance. These unfavorable items were partially offset by favorable transfer, disposal, subcontract and transportation costs primarily due to lower disposal prices and volumes. In addition, cost of goods sold declined primarily due to lower market value of recycled commodities offset by an increase in volume of commodities sold.

- Depreciation, amortization, depletion and accretion favorably impacted operating income primarily due to favorable adjustments for asset retirement obligations of $3.0 million in 2012 versus $2.3 million in 2011.

- Selling, general & administrative costs decreased operating income primarily due to wage increases, higher legal fees and settlements and higher provision for doubtful accounts.

- Gain (loss) on disposition of assets and impairments, net had a favorable impact on operating income in 2012 versus 2011 primarily due to a $5.5 million net gain on the divestiture of a collection business and the sale of certain assets associated with our rail logistics business in 2012. During 2011, we disposed of businesses in three markets resulting in a net gain of $17.3 million. In connection with the disposition of these businesses, we closed a landfill site resulting in an asset impairment charge of $28.7 million for the remaining landfill assets and the acceleration of capping, closure and post-closure costs. In addition, in 2011 we recorded asset impairments of $12.3 million primarily related to certain long-lived assets that were held for sale.

Central Region

Revenue for the year ended December 31, 2012 declined 0.2% primarily due to a decline in volumes in our transfer station and landfill lines of business and a decline in recycling commodity revenue as a result of decreases in commodity prices. The volume declines were primarily due to the loss of a large National Accounts contract and special waste event work not recurring in 2012. These decreases were partially offset by an increase in core price growth in all lines of business and volume increases in all collection lines of business for the year ended December 31, 2012.

Operating income margin in our Central Region decreased from 21.8% in 2011 to 19.6% in 2012 or 2.2% primarily as a result of the following:

- Cost of operations negatively impacted operating income due to higher labor and benefits, fuel and repair and maintenance costs. Environmental costs increased primarily due to higher gas maintenance and third party survey and engineering costs. These unfavorable items were partially offset by favorable cost of goods sold primarily due to a decline in market value of recycled commodities offset by an increase in volume of commodities sold.

- Depreciation, amortization, depletion and accretion unfavorably impacted operating income primarily due to favorable adjustments for asset retirement obligations of $4.6 million in 2012 compared to $17.0 million in 2011.

- Selling, general & administrative costs decreased operating income primarily due to wage increases, higher legal fees and settlements and higher provision for doubtful accounts.

West Region

Revenue for the year ended December 31, 2012 increased 0.6% due to an increase in core price in all lines of business and an increase in volumes in our commercial and industrial collection lines of business. These increases were partially offset by a decline in volumes in our residential collection, landfill and transfer station lines of business as well as lower recycling commodity revenue. The volume declines in our landfill line of business were primarily due to competitive disposal pricing and special waste event work not recurring in 2012.

Operating income margin in our West Region decreased from 23.4% in 2011 to 21.7% in 2012 or 1.7% primarily as a result of the following:

- Cost of operations negatively impacted operating income due to higher labor and benefits, fuel, franchise fees and repair and maintenance costs. Cost of operations was higher as a percent of revenue in part due to lower special waste event work in 2012, which has a lower operating cost associated with it. Environmental costs increased primarily due to a $7.2 million charge recorded in connection with environmental conditions at our closed disposal facility in Nevada.

- Depreciation, amortization, depletion and accretion favorably impacted operating income primarily due to lower landfill volumes.

- Selling, general & administrative costs contributed to a decrease in operating income primarily due to increased legal fees and settlements.

- Gain (loss) on disposition of assets and impairments, net favorably impacted 2012 operating income as compared to 2011 primarily as a result of prior year asset impairments of $7.2 million for expected losses on the divestiture of certain businesses. These assets were subsequently sold in the third quarter of 2011 resulting in no further loss. Offsetting this 2011 impairment expense was a $1.7 million gain on sale recorded in connection with a separate business disposition.

Corporate Entities

During the year ended December 31, 2012, the corporate entities had an operating loss of $314.4 million versus a loss of $263.2 million for 2011.

The operating loss for the year ended December 31, 2012 was favorably impacted by lower management incentive pay, lower legal fees and lower consulting expenses. These favorable adjustments were more than offset by unfavorable remediation adjustments due to a $74.1 million charge recorded in connection with environmental conditions at a closed disposal facility in Missouri and adjustments to asset retirement obligations totaling $13.3 million at other closed landfills. In addition, during 2012 we recorded a charge to earnings of $35.8 million primarily related to our partial withdrawal from Central States Pension Fund.

In October 2012, we restructured our field and corporate operations to create a more efficient and competitive company. We incurred $11.1 million of restructuring charges that consisted of severance and other employee termination benefits, relocation benefits, and the closure of offices with lease agreements with non-cancellable terms ranging from 2 to 5 years.

2011 compared to 2010

East Region

Revenue for the year ended December 31, 2011 declined 0.4% primarily due to volume decreases offset by increases in core price, recycling commodity revenue and fuel recovery fees. In addition, revenue for 2011 declined as a result of business divestitures.

Operating margin in our East Region decreased 1.6% from 23.4% in 2010 to 21.8% in 2011 as a result of the following:

- Cost of operations negatively impacted operating income due primarily to higher fuel, cost of goods sold related to commodities and maintenance costs. These unfavorable items were partially offset by lower disposal, subcontract and transportation costs as well as lower labor and related benefit costs.

- Depreciation, amortization, depletion and accretion unfavorably impacted operating income primarily due to lower favorable adjustments to landfill amortization expense for asset retirement obligations of $2.3 million in 2011 compared to $9.0 million in 2010.

- During 2011 we disposed of businesses in three markets in our East Region resulting in a net gain of $17.3 million. In connection with the disposition of these businesses, we closed a landfill resulting in an asset impairment charge of $28.7 million for the remaining landfill assets and the acceleration of capping, closure and post-closure costs. In addition, we recorded asset impairments of $12.3 million primarily related to certain long-lived assets that are held for sale. During 2010, we divested hauling operations and three transfer stations in New York for aggregate proceeds of approximately $58.5 million and recognized a loss on disposition of $13.9 million including costs to sell.

Central Region

Revenue for the year ended December 31, 2011 increased 3.0% due to core price and fuel recovery fee growth and an increase in recycling commodity revenue. These increases were partially offset by volume declines in our residential collection, transfer station and disposal lines of business, in part due to the expiration of the City of Toronto transportation and disposal contract.

Operating income margin in our Central Region decreased 1.4% from 23.2% in 2010 to 21.8% in 2011 as a result of the following:

- Cost of operations negatively impacted operating income due to higher fuel, cost of goods sold related to commodities, labor and related benefits and maintenance costs. These unfavorable items were partially offset by lower transfer, disposal, subcontract and transportation costs primarily due to the expiration of the transportation and disposal contract with the City of Toronto on December 31, 2010.

- Depreciation, amortization, depletion and accretion favorably impacted operating income primarily due to favorable adjustments to landfill amortization expense for asset retirement obligations of $17.0 million in 2011 compared to $10.2 million in 2010.

- Gain (loss) on disposition of assets and impairments, net negatively impacted 2011 operating income as compared to 2010 primarily as a result of the gain on disposition of assets of $9.3 million in 2010 compared to a loss of $0.7 million in 2011.

West Region

Revenue for the year ended December 31, 2011 increased 0.8% due to core price and fuel recovery fee growth and an increase in recycling commodity revenues. The increases were partially offset by volume declines in all lines of business, primarily due to the expiration of our San Mateo County contract.

Operating income margin in our West Region decreased 0.5% from 23.9% in 2010 to 23.4% in 2011 as a result of the following:

- Cost of operations negatively impacted operating income due primarily to higher fuel and cost of goods sold related to commodities. These decreases were partially offset by lower labor, benefit and disposal costs due to the expiration of our San Mateo County contract on December 31, 2010.

- Depreciation, amortization, depletion and accretion unfavorably impacted operating income primarily due to lower favorable adjustments to landfill amortization expense for asset retirement obligations of $1.6 million in 2011 compared to $4.5 million in 2010.

- Gain (loss) on disposition of assets and impairments, net negatively impacted 2011 operating income as compared to 2010 primarily as a result of a $5.4 million net loss on disposition and impairment recorded in 2011 versus a $1.4 million gain recorded during 2010. During 2011, we recorded asset impairments of $7.2 million for expected losses on the divestiture of certain businesses and related goodwill. These assets were subsequently sold in the third quarter of 2011 resulting in no further loss. Offsetting this 2011 impairment expense was a $1.7 million gain on sale recorded in connection with a separate business disposition.

Corporate Entities

During the year ended December 31, 2011, the corporate entities had operating losses of $263.2 million versus $348.4 million for 2010.

During 2011, we recorded a gain on the disposition of assets and impairments of $1.2 million versus an impairment loss of $14.4 million related to certain long-lived assets that were held and used for 2010.

During 2010, we incurred $33.3 million of incremental costs to achieve our synergy plan and $11.4 million of restructuring and integration charges related to our acquisition of Allied. Operating margins for 2010 also were impacted by higher litigation and management incentive plan costs.

Landfill and Environmental Matters

Our landfill costs include daily operating expenses, costs of capital for cell development, costs for final capping, closure and post-closure, and the legal and administrative costs of ongoing environmental compliance. Daily operating expenses include leachate treatment and disposal, methane gas and groundwater monitoring and system maintenance, interim cap maintenance, and costs associated with applying daily cover materials. We expense all indirect landfill development costs as they are incurred. We use life cycle accounting and the units-of-consumption method to recognize certain direct landfill costs related to landfill development. In life cycle accounting, certain direct costs are capitalized and charged to depletion expense based on the consumption of cubic yards of available airspace. These costs include all costs to acquire and construct a site, including excavation, natural and synthetic liners, construction of leachate collection systems, installation of methane gas collection and monitoring systems, installation of groundwater monitoring wells, and other costs associated with acquiring and developing the site. Obligations associated with final capping, closure and post-closure are capitalized and amortized on a units-of-consumption basis as airspace is consumed.

Cost and airspace estimates are developed at least annually by engineers. Our operating and accounting personnel use these estimates to adjust the rates we use to expense capitalized costs. Changes in these estimates primarily relate to changes in costs, available airspace, inflation and applicable regulations. Changes in available airspace include changes in engineering estimates, changes in design and changes due to the addition of airspace lying in expansion areas that we believe have a probable likelihood of being permitted.

Available Airspace

The following tables reflect landfill airspace activity for active landfills owned or operated by us for the years ended December 31, 2012, 2011 and 2010:

	Balance as of December 31, 2011	New Expansions Undertaken	Landfills Acquired, Net of Divestitures	Permits Granted, Net of Closures	Airspace Consumed	Changes in Engineering Estimates	Balance as of December 31, 2012
Cubic yards (in millions):							
Permitted airspace	4,621.8	-	-	25.3	(73.6)	(11.0)	4,562.5
Probable expansion airspace	166.5	113.1	-	(19.2)	-	-	260.4
Total cubic yards (in millions)	4,788.3	113.1	-	6.1	(73.6)	(11.0)	4,822.9
Number of sites:							
Permitted airspace	191						191
Probable expansion airspace	8	4		(2)			10

	Balance as of December 31, 2010	New Expansions Undertaken	Landfills Acquired, Net of Divestitures	Permits Granted, Net of Closures	Airspace Consumed	Changes in Engineering Estimates	Balance as of December 31, 2011
Cubic yards (in millions):							
Permitted airspace	4,595.5	-	7.9	98.1	(79.9)	0.2	4,621.8
Probable expansion airspace	149.1	69.4	-	(52.1)	-	0.1	166.5
Total cubic yards (in millions)	4,744.6	69.4	7.9	46.0	(79.9)	0.3	4,788.3
Number of sites:							
Permitted airspace	193		1	(3)			191
Probable expansion airspace	8	4		(4)			8

	Balance as of December 31, 2009	New Expansions Undertaken	Landfills Acquired, Net of Divestitures	Permits Granted, Net of Closures	Airspace Consumed	Changes in Engineering Estimates	Balance as of December 31, 2010
Cubic yards (in millions):							
Permitted airspace	4,436.4	-	15.3	222.6	(84.3)	5.5	4,595.5
Probable expansion airspace	212.5	29.8	-	(93.1)	-	(0.1)	149.1
Total cubic yards (in millions)	4,648.9	29.8	15.3	129.5	(84.3)	5.4	4,744.6
Number of sites:							
Permitted airspace	192		3	(2)			193
Probable expansion airspace	12	2		(6)			8

Changes in engineering estimates typically include modifications to the available disposal capacity of a landfill based on a refinement of the capacity calculations resulting from updated information.

As of December 31, 2012, we owned or operated 191 active solid waste landfills with total available disposal capacity estimated to be 4.8 billion in-place cubic yards. Total available disposal capacity represents the sum of estimated permitted airspace plus an estimate of probable expansion airspace. Engineers develop these estimates at least annually using information provided by annual aerial surveys. As of December 31, 2012, total available disposal capacity is estimated to be 4.6 billion in-place cubic yards of permitted airspace plus 0.2 billion in-place cubic yards of probable expansion airspace. Before airspace included in an expansion area is determined to be probable expansion airspace and, therefore, included in our calculation of total available disposal capacity, it must meet all of our expansion criteria. See Note 2, *Summary of Significant Accounting Policies,* and Note 8, *Landfill and Environmental Costs*, to our consolidated financial statements in Item 8 of this Form 10-K for further information.

As of December 31, 2012, ten of our landfills met all of our criteria for including their probable expansion airspace in their total available disposal capacity. At projected annual volumes, these landfills have an estimated remaining average site life of 55 years, including probable expansion airspace. The average estimated remaining life of all of our landfills is 64 years. We have other expansion opportunities that are not included in our total available airspace because they do not meet all of our criteria for probable expansion airspace.

The following table reflects the estimated operating lives of our active landfill sites based on available and probable disposal capacity using current annual volumes as of December 31, 2012:

	Number of Sites without Probable Expansion Airspace	Number of Sites with Probable Expansion Airspace	Total Sites	Percent of Total
0 to 5 years	14	–	14	7.3%
6 to 10 years	17	–	17	8.9
11 to 20 years	36	1	37	19.4
21 to 40 years	45	3	48	25.1
41+ years	69	6	75	39.3
Total	181	10	191	100.0%

Final Capping, Closure and Post-Closure Costs

As of December 31, 2012, accrued final capping, closure and post-closure costs were $1,052.4 million, of which $110.4 million is current and $942.0 million is long-term as reflected in our consolidated balance sheets in accrued landfill and environmental costs.

Remediation and Other Charges for Landfill Matters

In December 2009, we finalized our purchase price allocation for the environmental liabilities we assumed as part of the Allied acquisition. These liabilities represent our estimate of costs to remediate sites that were previously owned or operated by Allied or sites at which Allied, or a predecessor company that it had acquired, had been identified as a potentially responsible party. The remediation of these sites is in various stages of completion from having received an initial notice from a regulatory agency and commencing investigation to being in the final stages of post remedial monitoring. See also Note 2, *Summary of Significant Accounting Policies – Environmental Remediation Liabilities,* to our consolidated financial statements in Item 8 of this Form 10-K for further information. We have recorded these liabilities at their estimated fair values using a discount rate of 9.75%. Discounted liabilities are accreted to interest expense through the period that they are paid.

The following is a discussion of certain of our significant remediation matters:

Missouri Closed Landfill. During 2012, we encountered certain environmental issues at a closed landfill in Missouri. During 2012, we recorded a charge of $74.1 million to manage the remediation area as well as future monitoring of the site. The remediation liability for this site is $64.2 million as of December 31, 2012, of which $14.5 million is expected to be paid during 2013. We believe the reasonably possible range of loss for remediation costs is $50 million to $240 million.

Countywide Landfill. In September 2009, Republic Services of Ohio II, LLC entered into Final Findings and Orders with the Ohio Environmental Protection Agency that require us to implement a comprehensive operation and maintenance program to manage the remediation area at the Countywide Recycling and Disposal Facility (Countywide). The remediation liability for Countywide recorded as of December 31, 2012 is $52.4 million, of which $4.4 million is expected to be paid during 2013. We believe the reasonably possible range of loss for remediation costs is $50 million to $71 million.

Congress Landfill. In August 2010, Congress Development Company agreed with the State of Illinois to have a Final Consent Order (Final Order) entered by the Circuit Court of Illinois, Cook County. Pursuant to the Final Order, we have agreed to continue to implement certain remedial activities at the Congress Landfill. The remediation liability recorded as of December 31, 2012 is $83.4 million, of which $7.5 million is expected to be paid during 2013. We believe the reasonably possible range of loss for remediation costs is $53 million to $153 million.

Investment in Landfills

The following tables reflect changes in our investment in landfills for the years ended December 31, 2012, 2011 and 2010 and the future expected investment as of December 31, 2012 (in millions):

	Balance as of December 31, 2011	Capital Additions	Retirements	Acquisitions Net of Divestitures	Non-cash Additions for Asset Retirement Obligations	Additions Charged to Expense	Impairments, Transfers and Other Adjustments	Adjustments for Asset Retirement Obligations	Balance as of December 31, 2012
Non-depletable landfill land	$ 161.8	$ 3.3	$ (0.3)	$ -	$ -	$ -	$ 1.2	$ -	$ 166.0
Landfill development costs	4,763.3	8.0	-	(0.3)	33.8	-	217.8	(4.6)	5,018.0
Construction-in- progress -landfill	187.3	263.2	-	-	-	-	(316.0)	-	134.5
Accumulated depletion and amortization	(1,735.7)	-	-	0.3	-	(252.7)	96.4	(4.7)	(1,896.4)
Net investment in landfill land and development costs	$ 3,376.7	$ 274.5	$ (0.3)	$ -	$ 33.8	$ (252.7)	$ (0.6)	$ (9.3)	$ 3,422.1

	Balance as of December 31, 2012	Expected Future Investment	Total Expected Investment
Non-depletable landfill land	$ 166.0		$ 166.0
Landfill development costs	5,018.0	7,221.1	12,239.1
Construction-in-progress - landfill	134.5		134.5
Accumulated depletion and amortization	(1,896.4)		(1,896.4)
Net investment in landfill land and development costs	$ 3,422.1	$ 7,221.1	$10,643.2

	Balance as of December 31, 2010	Capital Additions	Retirements	Acquisitions Net of Divestitures	Non-cash Additions for Asset Retirement Obligations	Additions Charged to Expense	Impairments, Transfers and Other Adjustments	Adjustments for Asset Retirement Obligations	Balance as of December 31, 2011
Non-depletable landfill land	$ 158.0	$ 3.1	$ -	$ -	$ -	$ -	$ 0.7	$ -	$ 161.8
Landfill development costs	4,575.2	2.8	-	8.7	33.9	-	173.7	(31.0)	4,763.3
Construction-in- progress -landfill	133.2	272.5	-	(0.4)	-	-	(218.0)	-	187.3
Accumulated depletion and amortization	(1,504.6)	-	-	0.5	-	(264.5)	23.0	9.9	(1,735.7)
Net investment in landfill land and development costs	$ 3,361.8	$ 278.4	$ -	$ 8.8	$ 33.9	$ (264.5)	$ (20.6)	$ (21.1)	$ 3,376.7

	Balance as of December 31, 2009	Capital Additions	Retirements	Acquisitions Net of Divestitures	Non-cash Additions for Asset Retirement Obligations	Additions Charged to Expense	Impairments, Transfers and Other Adjustments	Adjustments for Asset Retirement Obligations	Balance as of December 31, 2010
Non-depletable landfill land	$ 142.7	$ 1.3	$ -	$ (1.7)	$ -	$ -	$ 15.7	$ -	$ 158.0
Landfill development costs	4,230.9	15.4	0.2	(13.9)	31.5	-	337.6	(26.5)	4,575.2
Construction-in- progress - landfill	245.1	250.7	(0.1)	0.1	-	-	(362.6)	-	133.2
Accumulated depletion and amortization	(1,275.4)	-	-	19.6	-	(258.9)	-	10.1	(1,504.6)
Net investment in landfill land and development costs	$ 3,343.3	$ 267.4	$ 0.1	$ 4.1	$ 31.5	$ (258.9)	$ (9.3)	$ (16.4)	$ 3,361.8

The following table reflects our net investment in our landfills, excluding non-depletable land, and our depletion, amortization and accretion expense for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Number of landfills owned or operated	191	191	193
Net investment, excluding non-depletable land (in millions)	$3,256.1	$3,214.9	$3,203.8
Total estimated available disposal capacity (in millions of cubic yards)	4,822.9	4,788.3	4,744.6
Net investment per cubic yard	$ 0.68	$ 0.67	$ 0.68
Landfill depletion and amortization expense (in millions)	$ 257.6	$ 255.5	$ 250.6
Accretion expense (in millions)	78.4	78.0	80.5
	336.0	333.5	331.1
Airspace consumed (in millions of cubic yards)	73.6	79.9	84.3
Depletion, amortization and accretion expense per cubic yard of airspace consumed	$ 4.57	$ 4.17	$ 3.93

During 2012, our average compaction rate was approximately 2,000 pounds per cubic yard based on our three-year historical moving average as compared to 1,900 pounds per cubic yard for 2011. Our compaction rates may improve as a result of the settlement and decomposition of waste.

As of December 31, 2012, we expect to spend an estimated additional $7.2 billion on existing landfills, primarily related to cell construction and environmental structures, over their expected remaining lives. Our total expected investment, excluding non-depletable land, estimated to be $10.5 billion, or $2.17 per cubic yard, is used in determining our depletion and amortization expense based on airspace consumed using the units-of-consumption method.

Property and Equipment

The following tables reflect the activity in our property and equipment accounts for the years ended December 31, 2012, 2011 and 2010 (in millions):

	Gross Property and Equipment							
	Balance as of December 31, 2011	Capital Additions	Retirements	Acquisitions, Net of Divestitures	Non-Cash Additions for Asset Retirement Obligations	Adjustments for Asset Retirement Obligations	Impairments, Transfers and Other Adjustments	Balance as of December 31, 2012
Other land	$ 375.1	$ -	$ (1.9)	$ 3.7	$ -	$ -	$ -	$ 376.9
Non-depletable landfill land	161.8	3.3	(0.3)	-	-	-	1.2	166.0
Landfill development costs	4,763.3	8.0	-	(0.3)	33.8	(4.6)	217.8	5,018.0
Vehicles and equipment	4,515.1	478.1	(98.7)	12.5	-	-	39.4	4,946.4
Buildings and improvements	802.8	30.7	(14.3)	7.4	-	-	37.6	864.2
Construction-in-progress - landfill	187.3	263.2	-	-	-	-	(316.0)	134.5
Construction-in-progress - other	47.3	83.4	-	-	-	-	(77.4)	53.3
Total	$ 10,852.7	$ 866.7	$ (115.2)	$ 23.3	$ 33.8	$ (4.6)	$ (97.4)	$ 11,559.3

	Accumulated Depreciation, Amortization and Depletion						
	Balance as of December 31, 2011	Additions Charged to Expense	Retirements	Acquisitions, Net of Divestitures	Adjustments for Asset Retirement Obligations	Impairments, Transfers and Other Adjustments	Balance as of December 31, 2012
Landfill development costs	$ (1,735.7)	$ (252.7)	$ -	$ 0.3	$ (4.7)	$ 96.4	$ (1,896.4)
Vehicles and equipment	(2,119.1)	(486.6)	91.6	1.5	-	0.3	(2,512.3)
Buildings and improvements	(205.6)	(37.0)	2.2	0.3	-	(0.2)	(240.3)
Total	$ (4,060.4)	$ (776.3)	$ 93.8	$ 2.1	$ (4.7)	$ 96.5	$ (4,649.0)

	Gross Property and Equipment							
	Balance as of December 31, 2010	Capital Additions	Retirements	Acquisitions, Net of Divestitures	Non-Cash Additions for Asset Retirement Obligations	Adjustments for Asset Retirement Obligations	Impairments, Transfers and Other Adjustments	Balance as of December 31, 2011
Other land	$ 391.9	$ 0.8	$ (1.9)	$ (1.1)	$ -	$ -	$ (14.6)	$ 375.1
Non-depletable landfill land	158.0	3.1	-	-	-	-	0.7	161.8
Landfill development costs	4,575.2	2.8	-	8.7	33.9	(31.0)	173.7	4,763.3
Vehicles and equipment	4,142.1	522.0	(178.8)	1.3	-	-	28.5	4,515.1
Buildings and improvements	768.5	19.6	(2.7)	1.3	-	-	16.1	802.8
Construction-in-progress - landfill	133.2	272.5	-	(0.4)	-	-	(218.0)	187.3
Construction-in-progress - other	27.2	64.9	-	(0.1)	-	-	(44.7)	47.3
Total	$ 10,196.1	$ 885.7	$ (183.4)	$ 9.7	$ 33.9	$ (31.0)	$ (58.3)	$ 10,852.7

	Accumulated Depreciation, Amortization and Depletion						
	Balance as of December 31, 2010	Additions Charged to Expense	Retirements	Acquisitions, Net of Divestitures	Adjustments for Asset Retirement Obligations	Impairments, Transfers and Other Adjustments	Balance as of December 31, 2011
Landfill development costs	$ (1,504.6)	$ (264.5)	$ -	$ 0.5	$ 9.9	$ 23.0	$ (1,735.7)
Vehicles and equipment	(1,820.6)	(478.8)	162.4	18.2	-	(0.3)	(2,119.1)
Buildings and improvements	(172.4)	(35.3)	1.4	0.4	-	0.3	(205.6)
Total	$ (3,497.6)	$ (778.6)	$ 163.8	$ 19.1	$ 9.9	$ 23.0	$ (4,060.4)

	Gross Property and Equipment							
	Balance as of December 31, 2009	Capital Additions	Retirements	Acquisitions, Net of Divestitures	Non-Cash Additions for Asset Retirement Obligations	Adjustments for Asset Retirement Obligations	Impairments, Transfers and Other Adjustments	Balance as of December 31, 2010
Other land	$ 418.7	$ 2.6	$ (9.4)	$ (21.0)	$ -	$ -	$ 1.0	$ 391.9
Non-depletable landfill land	142.7	1.3	-	(1.7)	-	-	15.7	158.0
Landfill development costs	4,230.9	15.4	0.2	(13.9)	31.5	(26.5)	337.6	4,575.2
Vehicles and equipment	3,792.4	522.6	(174.5)	(2.1)	-	-	3.7	4,142.1
Buildings and improvements	741.6	24.4	(10.8)	(2.4)	-	-	15.7	768.5
Construction-in-progress - landfill	245.1	250.7	(0.1)	0.1	-	-	(362.6)	133.2
Construction-in-progress - other	23.0	31.6	0.2	-	-	-	(27.6)	27.2
Total	$ 9,594.4	$ 848.6	$ (194.4)	$ (41.0)	$ 31.5	$ (26.5)	$ (16.5)	$ 10,196.1

	Accumulated Depreciation, Amortization and Depletion						
	Balance as of December 31, 2009	Additions Charged to Expense	Retirements	Acquisitions, Net of Divestitures	Adjustments for Asset Retirement Obligations	Impairments, Transfers and Other Adjustments	Balance as of December 31, 2010
Landfill development costs	$ (1,275.4)	$ (258.9)	$ -	$ 19.6	$ 10.1	$ -	$ (1,504.6)
Vehicles and equipment	(1,518.2)	(478.7)	162.2	14.1	-	-	(1,820.6)
Buildings and improvements	(143.1)	(35.2)	3.7	2.2	-	-	(172.4)
Total	$ (2,936.7)	$ (772.8)	$ 165.9	$ 35.9	$ 10.1	$ -	$ (3,497.6)

Liquidity and Capital Resources

The major components of changes in cash flows for the years ended December 31, 2012, 2011 and 2010 are discussed in the following paragraphs. The following table summarizes our cash flow from operating activities, investing activities and financing activities for the years ended December 31, 2012, 2011 and 2010 (in millions):

	2012	2011	2010
Net cash provided by operating activities	$1,513.8	$1,766.7	$1,433.7
Net cash used in investing activities	(937.6)	(950.2)	(690.5)
Net cash used in financing activities	(574.9)	(838.5)	(702.9)

Cash Flows Provided by Operating Activities

Certain of the more significant items affecting our operating cash flows for 2012 and 2011 are summarized below:

Changes in assets and liabilities, net of effects from business acquisitions and divestitures. Changes in assets and liabilities decreased our cash flow from operations by $377.0 million in 2012 versus a decrease of $406.9 million in 2011, a decrease of $29.9 million, primarily as a result of the following:

- Our accounts receivable, exclusive of the change in allowance for doubtful accounts, increased $37.2 million during 2012 due to timing of billings net of collections as compared to a $16.0 million increase during the comparable 2011 period. As of December 31, 2012 and 2011, our day sales outstanding was 38 and 37 days, respectively.

- Our accounts payable decreased $89.1 million year over year due to timing of payments and a decrease in property and equipment received during the period but paid in the following period of $36.8 million. In addition, net book credit balances in our primary disbursement accounts classified as accounts payable on our consolidated balance sheets decreased from $85.6 million at December 31, 2011 to $51.0 million at December 31, 2012.

- Income taxes paid, net of refunds received, were approximately $185 million and $173 million for the years ended December 31, 2012 and 2011, respectively.

- During the first quarter of 2012, we paid synergy incentive plan bonuses of approximately $68 million. We also paid $2.2 million in connection with the fourth quarter 2012 restructuring.

- During 2012, we paid $77.6 million to settle capping, closure and post-closure obligations, a decrease of $28.1 million from the $105.7 million paid in 2011. The decrease in cash paid for capping, closure, and post-closure activities is primarily due to the timing of obligations.

- During 2012, we paid $73.1 million for environmental remediation obligations, an increase of $28.1 million from the $45.0 million paid in 2011 primarily related to remediation work performed at one of our closed landfill sites in our West region.

- Cash paid for interest was $55.2 million lower during the year ended December 31, 2012 than 2011 due to refinancing of our higher interest rate debt.

We use cash flows from operations to fund capital expenditures, acquisitions, dividend payments, share repurchases and debt repayments.

The most significant items affecting our operating cash flows for 2011 and 2010 are summarized below:

Changes in assets and liabilities, net of effects from business acquisitions and divestitures. Changes in assets and liabilities decreased our cash flow from operations by $406.9 million in 2011 versus a decrease of $378.8 million in 2010, an increase of $28.1 million, primarily as a result of the following:

- At December 31, 2011 and 2010, we recorded a tax receivable of $68.4 million and $69.8 million, respectively, primarily due to the effects of current deductions for property placed into service during the fourth quarter, referred to as bonus depreciation. During 2011, our cash paid for taxes, net of refunds for bonus depreciation, was approximately $173 million. During 2010, we made income tax payments (net of refunds received) of approximately $418 million, of which approximately $111 million related to the settlement of certain tax liabilities regarding BFI risk management companies.

- During 2011, we paid $150.7 million to settle capping, closure, post-closure and remediation obligations, a decrease of $11.1 million from the $161.8 million paid in 2010. The decrease in cash paid for capping, closure, and post-closure and remediation activities is primarily due to the timing of obligations.

- During 2011, we paid $3.0 million for restructuring and synergy related costs incurred in connection with the restructuring plan related to the Allied acquisition, a decrease of $17.0 million from the $20.0 million paid in 2010. The decrease in cash expenditures is due to a decrease in restructuring and synergy plan activities in 2011.

- Cash paid for interest was $21.6 million lower during 2011 versus 2010 due to reductions in debt balances and the refinancing of our higher interest rate debt in the second half of 2009, throughout 2010 and 2011.

Cash Flows Used in Investing Activities

The most significant items affecting our investing cash flows for the periods presented are summarized below:

Capital expenditures. Capital expenditures during 2012 were $903.5 million compared with $936.5 million in 2011 and$794.7 million in 2010. Property and equipment received during 2012 and 2011 were $866.7 million and $885.7 million, respectively.

Proceeds from sales of property and equipment. Proceeds from sales of property and equipment during 2012 were $28.7 million compared with $34.6 million in 2011 and $37.4 million in 2010. Proceeds from sales of property and equipment in 2011 and 2010 were higher than 2012 due to the sale of our former headquarters building in Florida in 2010 and the sale of equipment used as part of our expired transportation and disposal contract with the City of Toronto in 2011.

Cash used in acquisitions and development projects, net of cash acquired. During 2012 we paid $95.3 million for acquisitions of collection, recycling and transfer station businesses in all three regions. During 2011 we paid $42.6 million for acquisitions, including one landfill public-private partnership, one recycling business and a variety of collection businesses. During 2010, we paid $58.9 million for acquisitions, including a landfill development project. In addition, during 2012, 2011 and 2010 we paid $0.3 million, $3.1 million and $0.6 million, respectively, in relation to holdback liabilities resulting from acquisitions.

Proceeds from divestitures. During the year ended December 31, 2012, we divested of a collection business in our East region and certain assets associated with our rail logistics business for which we received $9.6 million. Proceeds from divestitures (net of cash divested) and other sales of assets were $14.2 million in 2011 and $60.0 million in 2010. Proceeds received in 2011 were primarily related to certain hauling and transfer station assets sold in Southern California and New England markets as well as three markets in our East region. Proceeds received in 2010 primarily related to certain hauling and transfer station assets sold in our East region.

Change in restricted cash and marketable securities. Decreases (increases) in our restricted cash and marketable securities balances were $23.2 million, $(16.8) million and $66.3 million during the years ended December 31, 2012, 2011 and 2010, respectively. Changes in restricted cash and marketable securities are primarily related to the issuance of tax-exempt bonds for our capital needs, collateral for certain of our obligations and amounts held in trust as a guarantee of performance. Funds received from issuances of tax-exempt bonds are deposited directly into trust accounts by the bonding authority at the time of issuance. As we do not have the ability to use these funds for general operating purposes, they are classified as restricted cash in our consolidated balance sheets and cash used in our investing activities. During 2012 we received $24.7 million in connection with an issuance of tax-exempt bonds. Reimbursements from the trust for qualifying expenditures or for repayments of the related tax-exempt bonds are presented as cash provided by investing activities in our consolidated statements of cash flows. Such reimbursements amounted to $22.4 million and $17.3 during the years ended December 31, 2012 and 2011, respectively. During the year ended December 31, 2012, we paid $29.5 million to settle a legal matter that was funded through a restricted escrow account in 2011.

We intend to finance capital expenditures and acquisitions through cash on hand, restricted cash held for capital expenditures, cash flows from operations, our revolving credit facilities, and tax-exempt bonds and other financings. We expect to use primarily cash for future business acquisitions.

Cash Flows Used in Financing Activities

The most significant items affecting the comparison of our cash flows from financing activities for the periods presented are summarized below:

Net debt repayments or borrowings. Proceeds from notes payable and long-term debt and issuance of senior notes net of payments of notes payable and long-term debt were $50.8 million in 2012 and $36.8 million in 2011 versus net payments of $397.4 million in 2010. For a more detailed discussion, see the "*Financial Condition*" section of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Premiums and fees paid to issue and retire senior notes. Cash premiums and fees paid in connection with the issuance of our debt and to settle certain hedging relationships were $43.3 million, $148.4 million and $56.6 million during 2012, 2011 and 2010, respectively. For a more detailed discussion, see our "*Financial Condition*" section of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Purchase of common stock for treasury. We have had a share repurchase program since November 2010. From November 2010 to December 31, 2012, we used $825.6 million to repurchase 29.0 million shares at a weighted average cost per share of $28.49. During 2012, we repurchased 11.8 million shares for $324.7 million at a weighted average cost per share of $27.44. During 2011, we repurchased 15.7 million shares for $459.7 million at a weighted average cost per share of $29.28. During 2010 we repurchased 1.4 million shares for $41.1 million at a weighted average cost per share of $28.46.

Cash dividends paid. We initiated a quarterly cash dividend in July 2003. The dividend has been increased from time to time thereafter. In July 2012, the board of directors approved an increase in the quarterly dividend to $0.235 per share. Dividends paid were $329.1 million, $309.4 million, and $294.6 million for 2012, 2011 and 2010, respectively.

Financial Condition

Cash and Cash Equivalents

As of December 31, 2012, we had $67.6 million of cash and cash equivalents, and $164.2 million of restricted cash deposits and restricted marketable securities, including $24.7 million of restricted cash and marketable securities held for capital expenditures under certain debt facilities.

Credit Facilities

In May 2012, we amended and restated our $1.25 billion unsecured revolving credit facility due September 2013 (the Amended and Restated Credit Facility) to extend the maturity to May 2017. The Amended and Restated Credit Facility includes a feature that allows us to increase availability, at our option, by an aggregate amount up to $500 million through increased commitments from existing lenders or the addition of new lenders. At our option, borrowings under the Amended and Restated Credit Facility bear interest at a Base Rate, or a Eurodollar Rate, plus an applicable margin based on our Debt Ratings (all as defined in the agreements).

Contemporaneous with the execution of the Amended and Restated Credit Facility, we entered into Amendment No. 1 to our existing $1.25 billion unsecured credit facility (the Existing Credit Facility and, together with the Amended and Restated Credit Facility, the Credit Facilities) to reduce the commitments under the Existing Credit Facility to $1.0 billion and conform certain terms of the Existing Credit Facility to those of the Amended and Restated Credit Facility. Amendment No. 1 does not extend the maturity date under the Existing Credit Facility, which matures in April 2016.

In connection with entering into the Credit Facilities, the guarantees by our subsidiary guarantors with respect to the Credit Facilities were released. As a result, the guarantees by our subsidiary guarantors with respect to all of Republic's outstanding senior notes were automatically released. In addition, the guarantees by all of our subsidiary guarantors (other than Allied Waste Industries, Inc. and Allied Waste North America, Inc.) with respect to the 9.250% debentures and the 7.400% debentures issued by our subsidiary Browning-Ferris Industries, LLC (successor to Browning-Ferris Industries, Inc.) also were automatically released.

As of December 31, 2012 and 2011, the interest rate for our borrowings under our Credit Facilities was 1.32% and 3.25%, respectively. Our Credit Facilities also are subject to facility fees based on applicable rates defined in the agreements and the aggregate commitments, regardless of usage. Availability under our Credit Facilities can be used for working capital, capital expenditures, letters of credit and other general corporate purposes. As of December 31, 2012 and 2011, we had $25.0 million and $34.4 million of Base Rate – Prime and Eurodollar Rate borrowings, respectively. We had $909.4 million and $950.2 million of letters of credit using availability under our Credit Facilities, leaving $1,315.6 million and $1,515.4 million of availability under our Credit Facilities at December 31, 2012 and December 31, 2011, respectively.

In March 2012, we entered into a new $75.0 million uncommitted, unsecured credit facility agreement (the Uncommitted Credit Facility) bearing interest at LIBOR, plus an applicable margin. In July 2012, we amended the Uncommitted Credit Facility to increase the size to $125.0 million, with all other terms remaining unchanged. As of December 31, 2012, the interest rate for our borrowings under our Uncommitted Credit Facility was 1.35%. Our Uncommitted Credit Facility also is subject to facility fees defined in the agreement, regardless of usage. We can use borrowings under the Uncommitted Credit Facility for working capital and other general corporate purposes. The agreements governing our Uncommitted Credit Facility require us to comply with certain covenants. The Uncommitted Credit Facility may be terminated by either party at any time. As of December 31, 2012, we had $13.9 million of LIBOR borrowings.

The agreements governing our Credit Facilities require us to comply with certain financial and other covenants. We may pay dividends and repurchase common stock if we are in compliance with these covenants. Compliance with these covenants is a condition for any incremental borrowings under our Credit Facilities and failure to meet these covenants would enable the lenders to require repayment of any outstanding loans (which would adversely affect our liquidity). As of December 31, 2012, our EBITDA to interest ratio was 5.87 compared to the 3.00 minimum required by the covenants, and our total debt to EBITDA ratio was 3.09 compared to the 3.50 maximum allowed by the covenants. As of December 31, 2012, we were in compliance with the covenants of the Credit Facilities, and we expect to be in compliance throughout 2013.

EBITDA, which is a non-GAAP measure, is calculated as defined in our Credit Facility agreements. In this context, EBITDA is used solely to provide information regarding the extent to which we are in compliance with debt covenants and is not comparable to EBITDA used by other companies or used by us for other purposes.

We intend to use excess cash on hand and cash from operating activities to fund capital expenditures, acquisitions, dividend payments, share repurchases and debt repayments. Debt repayments may include purchases of our outstanding indebtedness in the secondary market or otherwise. We believe that our excess cash, cash from operating activities and our availability to draw from our Credit Facilities provide us with sufficient financial resources to meet our anticipated capital requirements and maturing obligations as they come due.

In the future we may choose to voluntarily retire certain portions of our outstanding debt before their maturity dates using cash from operations or additional borrowings. Early extinguishment of debt will result in an impairment charge in the period in which the debt is repaid. The loss on early extinguishment of debt relates to premiums paid to effectuate the repurchase and the relative portion of unamortized note discounts and debt issue costs.

Senior Notes and Debentures

During 2012, 2011 and 2010, we completed financing transactions that resulted in cash paid for premiums and professional fees to repurchase debt as well as the non-cash write-off of unamortized debt discounts and deferred issuance costs. For a more detailed discussion, see our "*Loss on Extinguishment of Debt*" section of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

In June 2012, we issued $850.0 million of 3.550% senior notes due 2022 (the 3.550% Notes). The 3.550% Notes are unsubordinated and unsecured obligations. We used the net proceeds from the 3.550% Notes to fund the redemption of our subsidiary's, Allied Waste North America, Inc., $750.0 million 6.875% senior notes maturing in 2017 and for general corporate purposes.

In August 2011, our 6.750% senior notes matured. We used cash on hand and incremental borrowings under our Credit Facilities to repay $387.0 million of principal due on these notes.

In May 2011, we issued $700.0 million of 3.800% senior notes due 2018 (the 3.800% Notes), $550.0 million of 4.750% senior notes due 2023 (the 4.750% Notes) and $600.0 million of 5.700% senior notes due 2041 (the 5.700% Notes, together with the 3.800% Notes and the 4.750% Notes, the 2011 Notes). We used the net proceeds from the 2011 Notes as follows: (a) $621.4 million to fund the redemption of our $600.0 million 7.125% senior notes maturing in 2016; (b) $81.6 million to purchase $59.2 million of our subsidiary Browning-Ferris Industries, LLC's 9.250% debentures maturing in 2021; (c) $221.8 million to purchase $180.7 million of our subsidiary Browning-Ferris Industries, LLC's 7.400% debentures maturing in 2035; (d) $619.0 million to repay borrowings under our Credit Facilities; and (e) the remainder for general corporate purposes. In May 2011, our 6.375% senior notes matured. We used cash on hand and incremental borrowings under our Credit Facilities to repay $216.9 million of principal due on these notes.

In February 2011, our 5.750% senior notes matured. We used cash on hand and incremental borrowings under our Credit Facilities to repay $262.9 million of principal due on these notes.

In November 2010, our 6.50% senior notes matured. We used cash on hand and incremental borrowings under our Credit Facilities to repay $221.6 million of principal due on these notes.

In March 2010, we issued $850.0 million of 5.00% senior notes due 2020 (the 2020 Notes), with an unamortized discount of $0.1 million at December 31, 2010, and $650.0 million of 6.20% senior notes due 2040 (the 2040 Notes, and, together with the 2020 Notes, the 2010 Notes). We used the net proceeds from the 2010 Notes as follows: (a) $433.7 million to redeem the 6.125% senior notes due 2014 at a premium of 102.042% ($425.0 million principal outstanding); (b) $621.8 million to redeem the 7.250% senior notes due 2015 at a premium of 103.625% ($600.0 million principal outstanding); and (c) the remainder to reduce amounts outstanding under our Credit Facilities and for general corporate purposes.

Tax-Exempt Financings

As of December 31, 2012 and 2011, we had $1,097.5 million and $1,126.4 million, respectively, of fixed and variable rate tax-exempt financings outstanding with maturities ranging from 2013 to 2037. Approximately 85% of our tax-exempt financings are remarketed quarterly, weekly or daily by a remarketing agent to effectively maintain a variable yield. Certain of these variable rate tax-exempt financings are credit enhanced with letters of credit having terms in excess of one year issued by banks with investment grade credit ratings. The holders of the bonds can put them back to the remarketing agent at the end of each interest period. To date, the remarketing agents have been able to remarket our variable rate unsecured tax-exempt bonds. These bonds have been classified as long term because of our ability and intent to refinance them using availability under our Credit Facilities, if necessary.

As of December 31, 2012, we had $164.2 million of restricted cash and marketable securities, of which $24.7 million represented proceeds from the issuance of tax-exempt bonds and other tax-exempt financings and will be used to fund capital expenditures under the terms of the agreements. Restricted cash and marketable securities also include amounts held in trust as a financial guarantee of our performance.

Fuel Hedges

We use derivative instruments designated as cash flow hedges to manage our exposure to changes in diesel fuel prices. We have entered into multiple agreements related to forecasted diesel fuel purchases. The agreements qualified for, and were designated as, effective hedges of changes in the prices of forecasted diesel fuel purchases (fuel hedges). For a detailed listing of our outstanding fuel hedges during 2012 and 2011, see Note 15, *Financial Instruments*, to our consolidated financial statements in Item 8 of this Form 10-K.

The aggregated fair values of our outstanding fuel hedges at December 31, 2012 and 2011 were current assets of $3.1 million and $1.6 million, respectively, and current liabilities of $0.4 million and $4.7 million, respectively, and have been recorded in other current assets and other accrued liabilities in our consolidated balance sheets, respectively.

The effective portions of the changes in fair values as of December 31, 2012 and 2011, net of tax, of $1.6 million and $1.8 million, respectively, have been recorded in stockholders' equity as components of accumulated other comprehensive income.

During 2012, approximately 8% of our fuel volume purchases were hedged with swap agreements. Additionally, we were able to recover approximately 67% of our fuel costs with fuel recovery fees from certain of our customers.

Recycling Commodity Hedges

Revenue from sale of recycling commodities is primarily from sales of old corrugated cardboard (OCC) and old newspaper (ONP). We use derivative instruments such as swaps and costless collars designated as cash flow hedges to manage our exposure to changes in prices of these commodities. We have entered into multiple agreements related to forecasted OCC and ONP sales. The agreements qualified for, and were designated as, effective hedges of changes in the prices of certain forecasted recycling commodity sales (recycling commodity hedges). For a detailed listing of our outstanding recycling commodity hedges during 2012 and 2011, see Note 15, *Financial Instruments,* to our consolidated financial statements in Item 8 of this Form 10-K.

The aggregated fair values of the outstanding recycling commodity hedges at December 31, 2012 and 2011 were current assets of $1.0 million and $1.4 million, respectively, and current liabilities of $1.2 million and $0.7 million, respectively, and have been recorded in other current assets and other accrued liabilities in our consolidated balance sheets, respectively.

The effective portions of the changes in fair values of our recycling commodity hedges as of December 31, 2012 and 2011, net of tax, of $0.1 million and $0.4 million have been recorded in stockholders' equity as a component of accumulated other comprehensive income.

Approximately 41% of our 2012 sales volume of commodities was subject to cash flow hedges.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2012 (in millions):

Year Ending December 31,	Operating Leases	Maturities of Notes Payable, Capital Leases and Other Long-Term Debt	Final Capping, Closure and Post-Closure	Remediation	Unconditional Purchase Commitments	Total
2013	$ 26.1	$ 15.1	$ 110.4	$ 85.1	$ 182.6	$ 419.3
2014	20.8	15.7	110.1	60.7	101.1	308.4
2015	17.4	10.1	109.4	38.4	47.2	222.5
2016	15.5	29.1	77.0	29.6	30.3	181.5
2017	14.8	9.6	76.4	29.3	28.9	159.0
Thereafter	81.2	7,070.6	4,829.6	356.4	230.9	12,568.7
Total	$ 175.8	$ 7,150.2	$ 5,312.9	$ 599.5	$ 621.0	$13,859.4

We intend to use excess cash on hand and cash from operating activities to fund capital expenditures, acquisitions, dividend payments, share repurchases and debt repayments. Actual debt repayments may include purchases of our outstanding indebtedness in the secondary market or otherwise. We believe that our excess cash, cash from operating activities and proceeds from our revolving credit facilities provide us with sufficient financial resources to meet our anticipated capital requirements and maturing obligations as they come due.

In the future, we may choose to voluntarily retire certain portions of our outstanding debt before their maturity dates using cash from operations or additional borrowings. We also may explore opportunities in the capital markets to fund redemptions should market conditions be favorable.

The present value of capital lease obligations is included in our consolidated balance sheets.

The estimated remaining final capping, closure and post-closure and remediation expenditures presented above are not inflated or discounted and reflect the estimated future payments for liabilities incurred and recorded as of December 31, 2012.

Unconditional purchase commitments consist primarily of (1) disposal related agreements that include fixed or minimum royalty payments, host agreements and take-or-pay and put-or-pay agreements and (2) other obligations including committed capital expenditures and consulting service agreements.

Debt covenants

Our Credit Facilities contain financial covenants. We can pay dividends and repurchase common stock if we are in compliance with these covenants. At December 31, 2012, we were in compliance with all financial and other covenants under our Credit Facilities. We were also in compliance with the non-financial covenants in the indentures relating to our senior notes as of December 31, 2012. We expect to be in compliance with our covenants during 2013.

Failure to comply with the financial and other covenants under our Credit Facilities, as well as the occurrence of certain material adverse events, would constitute defaults and would allow the lenders under our Credit Facilities to accelerate the maturity of all indebtedness under the related agreements. This could also have an adverse impact on the availability of financial assurances. In addition, maturity acceleration on our Credit Facilities constitutes an event of default under our other debt instruments, including our senior notes, and, therefore, our senior notes would also be subject to acceleration of maturity. If such acceleration were to occur, we would not have sufficient liquidity available to repay the indebtedness. We would likely have to seek an amendment under our Credit Facilities for relief from the financial covenants or repay the debt with proceeds from the issuance of new debt or equity, or asset sales, if necessary. We may be unable to amend our Credit Facilities or raise sufficient capital to repay such obligations in the event the maturities are accelerated.

Financial assurance

We must provide financial assurance to governmental agencies and a variety of other entities under applicable environmental regulations relating to our landfill operations for capping, closure and post-closure costs, and related to our performance under certain collection, landfill and transfer station contracts. We satisfy these financial assurance requirements by providing surety bonds, letters of credit, or insurance policies (the Financial Assurance Instruments), or trust deposits which are included in restricted cash and marketable securities and other assets in our consolidated balance sheets. The amount of the financial assurance requirements for capping, closure and post-closure costs is determined by applicable state environmental regulations. The financial assurance requirements for capping, closure and post-closure costs may be associated with a portion of the landfill or the entire landfill. Generally, states require a third-party engineering specialist to determine the estimated capping, closure and post-closure costs that are used to determine the required amount of financial assurance for a landfill. The amount of financial assurance required can, and generally will, differ from the obligation determined and recorded under U.S. GAAP. The amount of the financial assurance requirements related to contract performance varies by contract. Additionally, we must provide financial assurance for our insurance program and collateral for certain performance obligations. We do not expect a material increase in financial assurance requirements during 2013, although the mix of financial assurance instruments may change.

These financial instruments are issued in the normal course of business and are not considered company indebtedness. Because we currently have no liability for the Financial Assurance Instruments, they are not reflected in our consolidated balance sheets. However, we record capping, closure and post-closure liabilities and self-insurance liabilities as they are incurred. The underlying obligations of the financial assurance instruments, in excess of those already reflected in our consolidated balance sheets, would be recorded if it is probable that we would be unable to fulfill our related obligations. We do not expect this to occur.

Off-Balance Sheet Arrangements

We have no off-balance sheet debt or similar obligations, other than financial assurance instruments and operating leases, that are not classified as debt. We do not guarantee any third-party debt.

Free Cash Flow

We define free cash flow, which is not a measure determined in accordance with U.S. GAAP, as cash provided by operating activities less purchases of property and equipment, plus proceeds from sales of property and equipment as presented in our consolidated statements of cash flows.

Our free cash flow for the years ended December 31, 2012, 2011 and 2010 is calculated as follows (in millions):

	2012	2011	2010
Cash provided by operating activities	$1,513.8	$1,766.7	$1,433.7
Purchases of property and equipment	(903.5)	(936.5)	(794.7)
Proceeds from sales of property and equipment	28.7	34.6	37.4
Free cash flow	$ 639.0	$ 864.8	$ 676.4

For a discussion of the changes in the components of free cash flow, you should read our discussion regarding *Cash Flows Provided By Operating Activities and Cash Flows Used In Investing Activities* contained elsewhere in this Form 10-K.

Purchases of property and equipment as reflected in our consolidated statements of cash flows and as presented in the free cash flow table above represent amounts paid during the period for such expenditures. A reconciliation of property and equipment reflected in the consolidated statements of cash flows to property and equipment received for the years ended December 31, 2012, 2011 and 2010 is as follows (in millions):

	2012	2011	2010
Purchases of property and equipment per the consolidated statements of cash flows	$ 903.5	$ 936.5	$ 794.7
Adjustments for property and equipment received during the prior period but paid for in the following period, net	(36.8)	(50.8)	53.9
Property and equipment received during the period	$ 866.7	$ 885.7	$ 848.6

The adjustments noted above do not affect our net change in cash and cash equivalents as reflected in our consolidated statements of cash flows.

We believe that the presentation of free cash flow provides useful information regarding our recurring cash provided by operating activities after expenditures for property and equipment received, plus proceeds from sales of property and equipment. It also demonstrates our ability to execute our financial strategy, which includes reinvesting in existing capital assets to ensure a high level of customer service, investing in capital assets to facilitate growth in our customer base and services provided, maintaining our investment grade rating and minimizing debt, paying cash dividends and repurchasing common stock, and maintaining and improving our market position through business optimization. In addition, free cash flow is a key metric used to determine compensation. The presentation of free cash flow has material limitations. Free cash flow does not represent our cash flow available for discretionary expenditures because it excludes certain expenditures that are required or that we have committed to such as debt service requirements and dividend payments. Our definition of free cash flow may not be comparable to similarly titled measures presented by other companies.

Contingencies

For a description of our contingencies, see Note 10, *Income Taxes,* and Note 16, *Commitments and Contingencies*, to our consolidated financial statements in Item 8 of this Form 10-K.

Critical Accounting Judgments and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP and necessarily include certain estimates and judgments made by management. The following is a list of accounting policies that we believe are the most critical in understanding our consolidated financial position, results of operations or cash flows and that may require management to make subjective or complex judgments about matters that are inherently uncertain. Such critical accounting policies, estimates and judgments are applicable to all of our operating segments.

We have noted examples of the residual accounting and business risks inherent in the accounting for these areas. Residual accounting and business risks are defined as the inherent risks that we face after the application of our policies and processes that are generally outside of our control or ability to forecast.

Landfill Accounting

Landfill operating costs are treated as period expenses and are not discussed further in this section.

Our landfill assets and liabilities fall into the following two categories, each of which requires accounting judgments and estimates:

- Landfill development costs that are capitalized as an asset.
- Landfill retirement obligations relating to our capping, closure and post-closure liabilities which result in a corresponding landfill retirement asset.
- New claims may be asserted that are not included in our loss contingencies.

Landfill Development Costs

We use life-cycle accounting and the units-of-consumption method to recognize landfill development costs over the life of the site. In life-cycle accounting, all costs to acquire and construct a site are capitalized, and charged to expense based on the consumption of cubic yards of available airspace. Obligations associated with final capping, closure and post-closure are also capitalized, and amortized on a units-of-consumption basis as airspace is consumed. Cost and airspace estimates are developed at least annually by engineers.

Site permits. To develop, construct and operate a landfill, we must obtain permits from various regulatory agencies at the local, state and federal levels. The permitting process requires an initial site study to determine whether the location is feasible for landfill operations. The initial studies are reviewed by our environmental management group and then submitted to the regulatory agencies for approval. During the development stage we capitalize certain costs that we incur after site selection but before the receipt of all required permits if we believe that it is probable that the site will be permitted.

Residual risks:

- Changes in legislative or regulatory requirements may cause changes to the landfill site permitting process. These changes could make it more difficult and costly to obtain and maintain a landfill permit.

- Studies performed could be inaccurate, which could result in the denial or revocation of a permit and changes to accounting assumptions. Conditions could exist that were not identified in the study, which may make the location not feasible for a landfill and could result in the denial of a permit. Denial or revocation of a permit could impair the recorded value of the landfill asset.

- Actions by neighboring parties, private citizen groups or others to oppose our efforts to obtain, maintain or expand permits could result in denial, revocation or suspension of a permit, which could adversely impact the economic viability of the landfill and could impair the recorded value of the landfill. As a result of opposition to our obtaining a permit, improved technical information as a project progresses, or changes in the anticipated economics associated with a project, we may decide to reduce the scope of or abandon a project, which could result in an asset impairment.

Technical landfill design. Upon receipt of initial regulatory approval, technical landfill designs are prepared. The technical designs, which include the detailed specifications to develop and construct all components of the landfill including the types and quantities of materials that will be required, are reviewed by our environmental management group. The technical designs are submitted to the regulatory agencies for approval. Upon approval of the technical designs, the regulatory agencies issue permits to develop and operate the landfill.

Residual risks:

- Changes in legislative or regulatory requirements may require changes in the landfill technical designs. These changes could make it more difficult and costly to meet new design standards.

- Technical design requirements, as approved, may need modifications at some future point in time.

- Technical designs could be inaccurate and could result in increased construction costs, difficulty in obtaining a permit or the use of rates to recognize the amortization of landfill development costs and asset retirement obligations that are not appropriate.

Permitted and probable landfill disposal capacity. Included in the technical designs are factors that determine the ultimate disposal capacity of the landfill. These factors include the area over which the landfill will be developed, such as the depth of excavation, the height of the landfill elevation and the angle of the side-slope construction. The disposal capacity of the landfill is calculated in cubic yards. This measurement of volume is then converted to a disposal capacity expressed in tons based on a site-specific expected density to be achieved over the remaining operating life of the landfill.

Residual risks:

- Estimates of future disposal capacity may change as a result of changes in legislative or regulatory design requirements.

- The density of waste may vary due to variations in operating conditions, including waste compaction practices, site design, climate and the nature of the waste.

- Capacity is defined in cubic yards but waste received is measured in tons. The number of tons per cubic yard varies by type of waste and our rate of compaction.

Development costs. The types of costs that are detailed in the technical design specifications generally include excavation, natural and synthetic liners, construction of leachate collection systems, installation of methane gas collection systems and monitoring probes, installation of groundwater monitoring wells, construction of leachate management facilities and other costs associated with the development of the site. We review the adequacy of our cost estimates on an annual basis by comparing estimated costs with third-party bids or contractual arrangements, reviewing the changes in year over year cost estimates for reasonableness, and comparing our resulting development cost per acre with prior period costs. These development costs, together with any costs incurred to acquire, design and permit the landfill, including capitalized interest, are recorded to the landfill asset on the balance sheet as incurred.

Residual risk:

- Actual future costs of construction materials and third-party labor could differ from the costs we have estimated because of the availability of the required materials and labor. Technical designs could be altered due to unexpected operating conditions, regulatory changes or legislative changes.

Landfill development asset amortization. To match the expense related to the landfill asset with the revenue generated by the landfill operations, we amortize the landfill development asset over its operating life on a per-ton basis as waste is accepted at the landfill. The landfill asset is fully amortized at the end of a landfill's operating life. The per-ton rate is calculated by dividing the sum of the landfill development asset net book value plus estimated future development costs (as described above) for the landfill by the landfill's estimated remaining disposal capacity. The expected future development costs are not inflated or discounted, but rather expressed in nominal dollars. This rate is applied to each ton accepted at the landfill to arrive at amortization expense for the period.

Amortization rates are influenced by the original cost basis of the landfill, including acquisition costs, which in turn is determined by geographic location and market values. We secure significant landfill assets through business acquisitions and value them at the time of acquisition based on fair value. Amortization rates are also influenced by site-specific engineering and cost factors.

Residual risk:

- Changes in our future development cost estimates or our disposal capacity will normally result in a change in our amortization rates and will impact amortization expense prospectively. An unexpected significant increase in estimated costs or reduction in disposal capacity could affect the ongoing economic viability of the landfill and result in asset impairment.

On at least an annual basis, we update the estimates of future development costs and remaining disposal capacity for each landfill. These costs and disposal capacity estimates are reviewed and approved by senior operations management annually. Changes in cost estimates and disposal capacity are reflected prospectively in the landfill amortization rates that are updated annually.

Landfill Asset Retirement Obligations

We have two types of retirement obligations related to landfills: (1) capping and (2) closure and post-closure.

Obligations associated with final capping activities that occur during the operating life of the landfill are recognized on a units-of-consumption basis as airspace is consumed within each discrete capping event. Obligations related to closure and post-closure activities that occur after the landfill has ceased operations are recognized on a units-of-consumption basis as airspace is consumed throughout the entire life of the landfill. Landfill retirement obligations are capitalized as the related liabilities are recognized and amortized using the units-of-consumption method over the airspace consumed within the capping event or the airspace consumed within the entire landfill, depending on the nature of the obligation. All obligations are initially measured at estimated fair value. Fair value is calculated on a present value basis using an inflation rate and our credit-adjusted, risk-free rate in effect at the time the liabilities were incurred. Future costs for final capping, closure and post-closure are developed at least annually by engineers, and are inflated to future value using estimated future payment dates and inflation rate projections.

Landfill capping. As individual areas within each landfill reach capacity, we must cap and close the areas in accordance with the landfill site permit. These requirements are detailed in the technical design of the landfill site process previously described.

Closure and post-closure. Closure costs are costs incurred after a landfill stops receiving waste, but prior to being certified as closed. After the entire landfill has reached capacity and is certified closed, we must continue to maintain and monitor the site for a post-closure period, which generally extends for 30 years. Costs associated with closure and post-closure requirements generally include maintenance of the site, the monitoring of methane gas collection systems and groundwater systems, and other activities that occur after the site has ceased accepting waste. Costs associated with post-closure monitoring generally include groundwater sampling, analysis and statistical reports, third-party labor associated with gas system operations and maintenance, transportation and disposal of leachate, and erosion control costs related to the final cap.

Landfill retirement obligation liabilities and assets. Estimates of the total future costs required to cap, close and monitor each landfill as specified by the landfill permit are updated annually. The estimates include inflation, the specific timing of future cash outflows, and the anticipated waste flow into the capping events. Our cost estimates are inflated to the period of performance using an estimate of inflation, which is updated annually and is based upon the ten year average consumer price index (2.5% in both 2012 and 2011).

The present value of the remaining capping costs for specific capping events and the remaining closure and post-closure costs for each landfill are recorded as incurred on a per-ton basis. These liabilities are incurred as disposal capacity is consumed at the landfill.

Capping, closure and post-closure liabilities are recorded in layers and discounted using our credit-adjusted risk-free rate in effect at the time the obligation is incurred (4.75% in 2012 and 6.0% in 2011).

Retirement obligations are increased each year to reflect the passage of time by accreting the balance at the weighted average credit-adjusted risk-free rate that was used to calculate each layer of the recorded liabilities. This accretion is charged to operating expenses. Actual cash expenditures reduce the asset retirement obligation liabilities as they are made.

Corresponding retirement obligation assets are recorded for the same value as the additions to the capping, closure and post-closure liabilities. The retirement obligation assets are amortized to expense on a per-ton basis as disposal capacity is consumed. The per-ton rate is calculated by dividing the sum of each of the recorded retirement obligation asset's net book value and expected future additions to the retirement obligation asset by the remaining disposal capacity. A per-ton rate is determined for each separate capping event based on the disposal capacity relating to that event. Closure and post-closure per-ton rates are based on the total disposal capacity of the landfill.

Residual risks:

- Changes in legislative or regulatory requirements, including changes in capping, closure activities or post-closure monitoring activities, types and quantities of materials used, or term of post-closure care, could cause changes in our cost estimates.

- Changes in the landfill retirement obligation due to changes in the anticipated waste flow, changes in airspace compaction estimates or changes in the timing of expenditures for closed landfills and fully incurred but unpaid capping events are recorded in results of operations prospectively. This could result in unanticipated increases or decreases in expense.

- Actual timing of disposal capacity utilization could differ from projected timing, causing differences in timing of when amortization and accretion expense is recognized for capping, closure and post-closure liabilities.

- Changes in inflation rates could impact our actual future costs and our total liabilities.

- Changes in our capital structure or market conditions could result in changes to the credit-adjusted risk-free rate used to discount the liabilities, which could cause changes in future recorded liabilities, assets and expense.

- Amortization rates could change in the future based on the evaluation of new facts and circumstances relating to landfill capping design, post-closure monitoring requirements, or the inflation or discount rate.

On an annual basis, we update our estimates of future capping, closure and post-closure costs and of future disposal capacity for each landfill. Revisions in estimates of our costs or timing of expenditures are recognized immediately as increases or decreases to the capping, closure and post-closure liabilities and the corresponding retirement obligation assets. Changes in the assets result in changes to the amortization rates which are applied prospectively, except for fully incurred capping events and closed landfills, where the changes are recorded immediately in results of operations since the associated disposal capacity has already been consumed.

Permitted and probable disposal capacity. Disposal capacity is determined by the specifications detailed in the landfill permit. We classify this disposal capacity as permitted. We also include probable expansion disposal capacity in our remaining disposal capacity estimates, thus including additional disposal capacity being sought through means of a permit expansion. Probable expansion disposal capacity has not yet received final approval from the applicable regulatory agencies, but we have determined that certain critical criteria have been met and that the successful completion of the expansion is probable. We have developed six criteria that must be met before an expansion area is designated as probable expansion airspace. We believe that satisfying all of these criteria demonstrates a high likelihood that expansion airspace that is incorporated in our landfill costing will be permitted. However, because some of these criteria are judgmental, they may exclude expansion airspace that will eventually be permitted or include expansion airspace that will not be permitted. In either of these scenarios, our amortization, depletion and accretion expense could change significantly. Our internal criteria to classify disposal capacity as probable expansion airspace are as follows:

- We own the land associated with the expansion airspace or control it pursuant to an option agreement;

- We are committed to supporting the expansion project financially and with appropriate resources;

- There are no identified fatal flaws or impediments associated with the project, including political impediments;

- Progress is being made on the project;

- The expansion is attainable within a reasonable time frame; and

- We believe it is likely we will receive the expansion permit.

After successfully meeting these criteria, the disposal capacity that will result from the planned expansion is included in our remaining disposal capacity estimates. Additionally, for purposes of calculating landfill amortization and capping, closure and post-closure rates, we include the incremental costs to develop, construct, close and monitor the related probable expansion disposal capacity.

Residual risk:

- We may be unsuccessful in obtaining permits for probable expansion disposal capacity because of the failure to obtain the final local, state or federal permits or due to other unknown reasons. If we are unsuccessful in obtaining permits for probable expansion disposal capacity, or the disposal capacity for which we obtain approvals is less than what was estimated, both our estimated total costs and disposal capacity will be reduced, which generally increases the rates we charge for landfill amortization and capping, closure and post-closure accruals. An unexpected decrease in disposal capacity could also cause an asset impairment.

Environmental Liabilities

We are subject to an array of laws and regulations relating to the protection of the environment, and we remediate sites in the ordinary course of our business. Under current laws and regulations, we may be responsible for environmental remediation at sites that we either own or operate, including sites that we have acquired, or sites where we have (or a company that we have acquired has) delivered waste. Our environmental remediation liabilities primarily include costs associated with remediating groundwater, surface water and soil contamination, as well as controlling and containing methane gas migration and the related legal costs. To estimate our ultimate liability at these sites, we evaluate several factors, including the nature and extent of contamination at each identified site, the required remediation methods, the apportionment of responsibility among the potentially responsible parties and the financial viability of those parties. We accrue for costs associated with environmental remediation obligations when such costs are probable and reasonably estimable in accordance with accounting for loss contingencies. We periodically review the status of all environmental matters and update our estimates of the likelihood of and future expenditures for remediation as necessary. Changes in the liabilities resulting from these reviews are recognized currently in earnings in the period in which the adjustment is known. Adjustments to estimates are reasonably possible in the near term and may result in changes to recorded amounts. With the exception of those obligations assumed in the acquisition of Allied that were recorded at estimated fair value, environmental obligations are recorded on an undiscounted basis. We have not reduced the liabilities we have recorded for recoveries from other potentially responsible parties or insurance companies.

Residual risks:

- We cannot determine with precision the ultimate amounts of our environmental remediation liabilities. Our estimates of these liabilities require assumptions about uncertain future events. Thus, our estimates could change substantially as additional information becomes available regarding the nature or extent of contamination, the required remediation methods, the final apportionment of responsibility among the potentially responsible parties identified, the financial viability of those parties, and the actions of governmental agencies or private parties with interests in the matter.

- Actual amounts could differ from the estimated liabilities as a result of changes in estimated future litigation costs to pursue the matter to ultimate resolution.

- An unanticipated environmental liability that arises could result in a material charge to our consolidated statement of income.

Self-Insurance Reserves and Related Costs

Our insurance programs for workers' compensation, commercial general and auto liability, environmental and remediation liability, and employee-related health care benefits are either self-insured or subject to large deductible insurance policies. Accruals for self-insurance reserves are based on claims filed and estimates of claims incurred but not reported. We maintain high deductibles for commercial general liability, automobile liability and workers' compensation coverage, ranging from $2.0 million to $5.0 million.

Residual risks:

- Incident rates, including frequency and severity, and other actuarial assumptions could change causing our current and future actuarially determined obligations to change, which would be reflected in our consolidated statement of income in the period in which such adjustment is known.

- Recorded reserves may not be adequate to cover the future payment of claims. Adjustments, if any, to estimates recorded resulting from ultimate claim payments would be reflected in the consolidated statements of income in the periods in which such adjustments are known.
- The settlement costs to discharge our obligations, including legal and health care costs, could increase or decrease causing current estimates of our self-insurance reserves to change.

Loss Contingencies

We are subject to various legal proceedings, claims and regulatory matters, the outcomes of which are subject to significant uncertainty. We determine whether to disclose material loss contingencies or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable, and whether it can be reasonably estimated. We analyze our litigation and regulatory matters based on available information to assess the potential liabilities. Management develops its assessment based on an analysis of possible outcomes under various strategies. We record and disclose loss contingencies pursuant to the applicable accounting guidance for such matter.

We record losses related to contingencies in cost of operations or selling, general and administrative expenses, depending on the nature of the underlying transaction leading to the loss contingency.

Residual risks:

- Actual costs may vary from our estimates for a variety of reasons, including differing interpretations of laws, opinions on culpability and assessments of the amount of damages.
- Loss contingency assumptions involve judgments that are inherently subjective and generally involve matters that are by their nature complex and unpredictable. If a loss contingency results in an adverse judgment or is settled for a significant amount, it could have a material adverse impact on our consolidated financial position, results of operations or cash flows in the period in which such judgment or settlement occurs.
- New claims may be asserted that are not included in our loss contingencies.

Asset Impairment

Valuation methodology. We evaluate our long-lived assets (other than goodwill) for impairment whenever events or changes in circumstances indicate the carrying amount of the asset or asset group may not be recoverable based on projected cash flows anticipated to be generated from the ongoing operation of those assets or we intend to sell or otherwise dispose of the assets.

Residual risk:

- If events or changes in circumstances occur, including reductions in anticipated cash flows generated by our operations or determinations to divest assets, certain assets could be impaired, which would result in a non-cash charge to earnings.

Evaluation criteria. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Examples of such events could include a significant adverse change in the extent or manner in which we use a long-lived asset, a change in its physical condition, or new circumstances that could cause an expectation that it is more likely than not that we would sell or otherwise dispose of a long-lived asset significantly before the end of its previously estimated useful life.

Residual risk:

- Our most significant asset impairment exposure, other than goodwill (which is discussed below), relates to our landfills. A significant reduction in our estimated disposal capacity as a result of unanticipated events such as regulatory developments, revocation of an existing permit or denial of an expansion permit, or changes in our assumptions used to calculate disposal capacity, could trigger an impairment charge.

Recognition criteria. If such circumstances arise, we recognize impairment for the difference between the carrying amount and fair value of the asset if the net book value of the asset exceeds the sum of the estimated undiscounted cash flows expected to result from its use and eventual disposition. We generally use the present value of the expected cash flows from that asset to determine fair value.

Goodwill Recoverability

We annually test goodwill for impairment at December 31 or when an indicator of impairment exists. We test goodwill for impairment using the two-step process. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill.

We have defined our reporting units to be consistent with our operating segments: East, Central and West. In determining fair value, we primarily use discounted future cash flows and operating results based on a comparative multiple of earnings or revenues.

Significant estimates used in our fair value calculation using discounted future cash flows include: (1) estimates of future revenue and expense growth by reporting unit, which we estimate to range from 2% to 3%; (2) future estimated effective tax rates, which we estimate to be 40%; (3) future estimated capital expenditures as well as future required investments in working capital; (4) estimated discount rates, which we estimate to range between 7% and 8%; and (5) the future terminal value of the reporting unit, which is based on its ability to exist into perpetuity. Significant estimates used in the fair value calculation using market value multiples include: (a) estimated future growth potential of the reporting unit; (b) estimated multiples of revenue or earnings a willing buyer is likely to pay; and (c) estimated control premium a willing buyer is likely to pay.

In addition, we evaluate a reporting unit for impairment if events or circumstances change between annual tests, indicating a possible impairment. Examples of such events or circumstances include: (1) a significant adverse change in legal factors or in the business climate; (2) an adverse action or assessment by a regulator; (3) a more likely than not expectation that a reporting unit or a significant portion thereof will be sold; (4) continued or sustained losses at a reporting unit; (5) a significant decline in our market capitalization as compared to our book value; or (6) the testing for recoverability of a significant asset group within the reporting unit.

We assign assets and liabilities from our corporate operating segment to our three reporting units to the extent that such assets or liabilities relate to the cash flows of the reporting unit and would be included in determining the reporting unit's fair value.

In preparing our annual test for impairment as of December 31, 2012, we determined that our indicated fair value of total invested capital exceeded our total market capitalization. We believe one of the primary reconciling differences between the indicated fair value of total invested capital and our total market capitalization is due to a control premium. We believe the control premium represents the value a market participant could extract as savings and/or synergies by obtaining control, and thereby eliminating duplicative overhead and operating costs resulting from the consolidation of routes and internalization of waste streams.

As of December 31, 2012, we determined that the indicated fair value of our reporting units exceeded their carrying value by a range of approximately 30% to 40% and, therefore, we noted no indicators of impairment at our reporting units.

We will continuously monitor market trends in our business, the related expected cash flows and our calculation of market capitalization for purposes of identifying possible indicators of impairment. If our book value per share exceeds our market price per share or if we have other indicators of impairment, we will be required to perform an interim step one impairment analysis, which may lead to a step two analysis and possible impairment of our goodwill. Additionally, we would then be required to review our remaining long-lived assets for impairment.

Our operating segments, which also represent our reporting units, are comprised of several vertically integrated businesses. When an individual business within an integrated operating segment is divested, goodwill is allocated to that business based on its fair value relative to the fair value of its operating segment.

Residual risks:

- Future events could cause us to conclude that impairment indicators exist and that goodwill associated with acquired businesses is impaired.
- The valuation of identifiable goodwill requires significant estimates and judgment about future performance, cash flows and fair value. Our future results could be affected if these current estimates of future performance and fair value change. For example, a reduction in long-term growth assumptions could reduce the estimated fair value of the operating segments to below their carrying values, which could trigger an impairment charge. Similarly, an increase in our discount rate could trigger an impairment charge. Any resulting impairment charge could have a material adverse impact on our financial condition and results of operations.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets (other than non-deductible goodwill) and liabilities. Deferred tax assets and liabilities are measured using the income tax rate in effect during the year in which the differences are expected to reverse.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making this determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the event we determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we will make an adjustment to the valuation allowance which would reduce our provision for income taxes.

Our income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits reflect management's best assessment of estimated future taxes to be paid. We are subject to U.S. federal income taxes and to the income taxes of numerous states. Significant judgments and estimates are required in determining the combined income tax expense.

Regarding the accounting for uncertainty in income taxes recognized in the financial statements, we record a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We recognize interest and penalties related to uncertain tax positions within the provision for income taxes in our consolidated statements of income. Accrued interest and penalties are included within other accrued liabilities and deferred income taxes and other long-term tax liabilities in our consolidated balance sheets.

Residual risks:

- Income tax assets and liabilities established in purchase accounting for acquisitions are based on assumptions that could differ from the ultimate outcome of the tax matters. Such adjustments would be charged or credited to earnings, unless they meet certain remeasurement criteria and are allowed to be adjusted to goodwill.
- Changes in the estimated realizability of deferred tax assets could result in adjustments to our provision for income taxes.

- Valuation allowances for deferred tax assets and the realizability of net operating loss carryforwards for tax purposes are based on our judgment. If our judgments and estimates concerning valuation allowances and the realizability of net operating loss carryforwards are incorrect, our provision for income taxes would change.

- We are currently under examination or administrative review by various state and federal taxing authorities for certain tax years. The Internal Revenue Code and income tax regulations are a complex set of rules that we must interpret and apply. Positions taken in tax years under examination or subsequent years are subject to challenge. Accordingly, we may have exposure for additional tax liabilities arising from these audits if any positions taken by us or by companies we have acquired are disallowed by the taxing authorities.

- We adjust our liabilities for uncertain tax positions when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, their ultimate resolution may result in payments that are materially different from our current estimates of the tax liabilities. These differences will be reflected as increases or decreases to our provision for income taxes in the period in which they are determined.

Defined Benefit Pension Plans

We currently have one qualified defined benefit pension plan, the BFI Retirement Plan (the Plan). The Plan covers certain employees in the United States, including some employees subject to collective bargaining agreements. The Plan's benefit formula is based on a percentage of compensation as defined in the Plan document. The benefits of approximately 97% of the current plan participants were frozen upon Allied's acquisition of BFI in 1999.

Our pension contributions are made in accordance with funding standards established by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code, as amended by the Pension Protection Act of 2006.

The Plan's assets are invested as determined by our Retirement Benefits Committee. At December 31, 2012, the plan assets were invested in fixed income bond funds, equity funds and cash. We annually review and adjust the plan's asset allocation as deemed necessary. Our unfunded benefit obligation for the Plan was $6.1 million as of December 31, 2012 compared to $39.9 million as of December 31, 2011.

Residual risk:

- Changes in the plan's investment mix and performance of the equity and bond markets and fund managers could impact the amount of pension income or expense recorded, the funded status of the plan and the need for future cash contributions.

Assumptions. The benefit obligation and associated income or expense related to the Plan are determined based on assumptions concerning items such as discount rates, expected rates of return and average rates of compensation increases. Our assumptions are reviewed annually and adjusted as deemed necessary.

We determine the discount rate based on a model which matches the timing and amount of expected benefit payments to maturities of high quality bonds priced as of the Plan measurement date. Where that timing does not correspond to a published high-quality bond rate, our model uses an expected yield curve to determine an appropriate current discount rate. The yield on the bonds is used to derive a discount rate for the liability. If the discount rate were to increase by 1%, our benefit obligation would decrease by approximately $26 million. If the discount rate were to decrease by 1%, our benefit obligation would increase by approximately $31 million.

In developing our expected rate of return assumption, we evaluate long-term expected and historical returns on the Plan assets, giving consideration to our asset mix and the anticipated duration of the Plan obligations. The average rate of compensation increase reflects our expectations of average pay increases over the periods benefits are earned. Less than 3% of participants in the Plan continue to earn service benefits.

Residual risks:

- Our assumed discount rate is sensitive to changes in market-based interest rates. A decrease in the discount rate will increase our related benefit plan obligation.
- Our annual pension expense would be impacted if the actual return on plan assets were to vary from the expected return.

New Accounting Standards

For a description of new accounting standards that may affect us, see Note 2, *Summary of Significant Accounting Policies*, to our consolidated financial statements in Item 8 of this Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our major market risk exposure of our financial instruments is changing interest rates in the United States and fluctuations in LIBOR. We intend to manage interest rate risk through the use of a combination of fixed and floating rate debt. The carrying value of our variable rate debt approximates fair value because interest rates are variable and, accordingly, approximates current market rates for instruments with similar risk and maturities. The fair value of our debt is determined as of the balance sheet date and is subject to change. The table below provides information about certain of our market-sensitive financial instruments and constitutes a "forward-looking statement."

	Expected Maturity Date							
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value as of December 31, 2012
Fixed Rate Debt:								
Amount outstanding (in millions)	$ 5.1	$15.7	$ 5.3	$ 4.1	$ 4.4	$ 6,145.5	$6,180.1	$ 7,129.0
Average interest rates	6.8%	6.0%	7.8%	7.4%	7.4%	5.1%	5.1%	
Variable Rate Debt:								
Amount outstanding (in millions)	$10.0	$ -	$ 4.8	$25.0	$ 5.2	$ 925.1	$ 970.1	$ 970.1
Average interest rates	0.2%	-	0.2%	1.3%	0.4%	0.5%	0.5%	

The fixed and variable rate debt amounts above exclude the remaining non-cash discounts, premiums and adjustments to fair value recorded in purchase accounting totaling $79.7 million.

Fuel Price Risk

Fuel costs represent a significant operating expense. When economically practical, we may enter into new or renew contracts, or engage in other strategies, to mitigate market risk. Where appropriate, we have implemented a fuel recovery fee that is designed to recover our fuel costs. While we charge these fees to a majority of our customers, we are unable to charge such fees to all customers. Consequently, an increase in fuel costs results in (1) an increase in our cost of operations, (2) a smaller increase in our revenue (from the fuel recovery fee) and (3) a decrease in our operating margin percentage. Conversely, a decrease in fuel costs results in (1) a decrease in our cost of operations, (2) a smaller decrease in our revenue and (3) an increase in our operating margin percentage.

At current consumption levels, a twenty-cent per gallon change in the price of diesel fuel changes our fuel costs by approximately $24 million on an annual basis. Offsetting these changes in fuel expense would be changes in our fuel recovery fee charged to our customers. At current participation rates, a twenty-cent change in the price of diesel fuel changes our fuel recovery fee by approximately $19 million.

Our operations also require the use of certain petrochemical-based products (such as liners at our landfills) whose costs may vary with the price of petrochemicals. An increase in the price of petrochemicals could increase the cost of those products, which would increase our operating and capital costs. We also are susceptible to increases in indirect fuel recovery fees from our vendors.

Commodities Prices

We market recycled products such as cardboard and newspaper from our recycling centers. Market demand for recyclable materials causes volatility in commodity prices. At current volumes and mix of materials, we believe a ten dollar per ton change in the price of recyclable materials will change annual revenue and operating income by approximately $29 million and $20 million, respectively, on an annual basis.

Revenue from sales of these products in 2012, 2011 and 2010 was approximately $349.0 million, $438.6 million and $337.9 million, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm 75
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting ... 76
Consolidated Balance Sheets as of December 31, 2012 and 2011 77
Consolidated Statements of Income for Each of the Three Years in the Period Ended December 31, 2012 ... 78
Consolidated Statements of Comprehensive Income for Each of the Three Years in the Period Ended December 31, 2012 79
Consolidated Statements of Stockholders' Equity for Each of the Three Years in the Period Ended December 31, 2012 80
Consolidated Statements of Cash Flows for Each of the Three Years in the Period Ended December 31, 2012 81
Notes to Consolidated Financial Statements 82

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Republic Services, Inc.:

We have audited the accompanying consolidated balance sheets of Republic Services, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Republic Services, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Republic Services, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Phoenix, Arizona
February 15, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of Republic Services, Inc.:

We have audited Republic Services, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Republic Services, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Republic Services, Inc.'s Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Republic Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Republic Services, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 of Republic Services, Inc. and our report dated February 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Phoenix, Arizona
February 15, 2013

REPUBLIC SERVICES, INC.
CONSOLIDATED BALANCE SHEETS
(in millions, except per share data)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 67.6	$ 66.3
Accounts receivable, less allowance for doubtful accounts of $45.3 and $48.1, respectively	836.6	825.8
Prepaid expenses and other current assets	209.3	215.9
Deferred tax assets	117.8	157.7
Total current assets	1,231.3	1,265.7
Restricted cash and marketable securities	164.2	189.6
Property and equipment, net	6,910.3	6,792.3
Goodwill	10,690.0	10,647.0
Other intangible assets, net	358.7	409.6
Other assets	262.4	247.3
Total assets	$ 19,616.9	$ 19,551.5
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 474.5	$ 563.6
Notes payable and current maturities of long-term debt	19.4	34.8
Deferred revenue	313.2	290.2
Accrued landfill and environmental costs, current portion	195.5	184.2
Accrued interest	68.8	72.2
Other accrued liabilities	623.6	752.5
Total current liabilities	1,695.0	1,897.5
Long-term debt, net of current maturities	7,051.1	6,887.0
Accrued landfill and environmental costs, net of current portion	1,420.6	1,396.5
Deferred income taxes and other long-term tax liabilities	1,232.7	1,161.1
Self-insurance reserves, net of current portion	290.9	303.9
Other long-term liabilities	220.9	222.1
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $0.01 per share; 50 shares authorized; none issued	-	-
Common stock, par value $0.01 per share; 750 shares authorized; 405.2 and 402.1 issued including shares held in treasury, respectively	4.1	4.0
Additional paid-in capital	6,588.9	6,495.6
Retained earnings	2,403.2	2,164.7
Treasury stock, at cost (44.1 and 32.2 shares, respectively)	(1,287.1)	(961.5)
Accumulated other comprehensive loss, net of tax	(5.8)	(21.5)
Total Republic Services, Inc. stockholders' equity	7,703.3	7,681.3
Noncontrolling interests	2.4	2.1
Total stockholders' equity	7,705.7	7,683.4
Total liabilities and stockholders' equity	$ 19,616.9	$ 19,551.5

The accompanying notes are an integral part of these financial statements.

REPUBLIC SERVICES, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Years Ended December 31,		
	2012	2011	2010
Revenue	$8,118.3	$8,192.9	$8,106.6
Expenses:			
Cost of operations	5,005.7	4,865.1	4,764.8
Depreciation, amortization and depletion	848.5	843.6	833.7
Accretion	78.4	78.0	80.5
Selling, general and administrative	820.9	825.4	858.0
Negotiation and withdrawal costs – Central States Pension Fund	35.8	-	-
(Gain) loss on disposition of assets and impairments, net	(2.7)	28.1	19.1
Restructuring charges	11.1	-	11.4
Operating income	1,320.6	1,552.7	1,539.1
Interest expense	(388.5)	(440.2)	(507.4)
Loss on extinguishment of debt	(112.6)	(210.8)	(160.8)
Interest income	1.0	0.3	0.7
Other income, net	3.4	4.3	5.4
Income before income taxes	823.9	906.3	877.0
Provision for income taxes	251.8	317.4	369.5
Net income	572.1	588.9	507.5
Net (income) loss attributable to noncontrolling interests	(0.3)	0.3	(1.0)
Net income attributable to Republic Services, Inc.	$ 571.8	$ 589.2	$ 506.5
Basic earnings per share attributable to Republic Services, Inc. stockholders:			
Basic earnings per share	$ 1.56	$ 1.57	$ 1.32
Weighted average common shares outstanding	366.9	376.0	383.0
Diluted earnings per share attributable to Republic Services, Inc. stockholders:			
Diluted earnings per share	$ 1.55	$ 1.56	$ 1.32
Weighted average common and common equivalent shares outstanding	368.0	377.6	385.1
Cash dividends per common share	$ 0.91	$ 0.84	$ 0.78

The accompanying notes are an integral part of these financial statements.

REPUBLIC SERVICES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Years Ended December 31,		
	2012	2011	2010
Net income	$572.1	$588.9	$507.5
Other comprehensive income, net of tax			
Hedging Activity:			
Settlements	0.9	(25.3)	(7.3)
Realized (gains) losses reclassified into earnings	(2.3)	4.9	3.9
Unrealized gains (losses)	2.8	1.3	(2.4)
Pension Activity:			
Change in funded status of pension plan obligations	15.6	(20.7)	8.7
Gains related to pension settlement reclassified to earnings	(1.3)	(3.6)	-
Other comprehensive income (loss), net of tax	15.7	(43.4)	2.9
Comprehensive income	587.8	545.5	510.4
Comprehensive (income) loss attributable to noncontrolling interests	(0.3)	0.3	(1.0)
Comprehensive income attributable to Republic Services, Inc.	$587.5	$545.8	$509.4

The accompanying notes are an integral part of these financial statements.

REPUBLIC SERVICES, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(in millions)

	Republic Services, Inc. Stockholders' Equity							
	Common Stock		Additional Paid-In	Retained	Treasury Stock		Accumulated Other Comprehensive Income (Loss),	Noncontrolling
	Shares	Amount	Capital	Earnings	Shares	Amount	Net of Tax	Interests
Balance as of December 31, 2009	395.7	$4.0	$6,316.1	$1,683.1	(14.9)	$ (457.7)	$ 19.0	$ 2.6
Net income	-	-	-	506.5	-	-	-	1.0
Change in the value of derivative instruments, net of tax of $4.1	-	-	-	-	-	-	(5.8)	-
Employee benefit plan liability adjustments, net of tax of $6.1	-	-	-	-	-	-	8.7	-
Cash dividends declared	-	-	-	(298.8)	-	-	-	-
Issuances of common stock	4.5	-	90.0	-	-	-	-	-
Stock-based compensation	-	-	25.0	(0.5)	-	-	-	-
Purchase of common stock for treasury	-	-	-	-	(1.6)	(43.1)	-	-
Distributions paid to noncontrolling interests	-	-	-	-	-	-	-	(1.2)
Balance as of December 31, 2010	400.2	4.0	6,431.1	1,890.3	(16.5)	(500.8)	21.9	2.4
Net income	-	-	-	589.2	-	-	-	(0.3)
Change in the value of derivative instruments, net of tax of $13.4	-	-	-	-	-	-	(19.1)	-
Employee benefit plan liability adjustments, net of tax of $17.1	-	-	-	-	-	-	(24.3)	-
Cash dividends declared	-	-	-	(314.1)	-	-	-	-
Issuances of common stock	1.9	-	43.2	-	-	-	-	-
Stock-based compensation	-	-	21.3	(0.7)	-	-	-	-
Purchase of common stock for treasury	-	-	-	-	(15.7)	(460.7)	-	-
Balance as of December 31, 2011	402.1	4.0	6,495.6	2,164.7	(32.2)	(961.5)	(21.5)	2.1
Net income	-	-	-	571.8	-	-	-	0.3
Change in the value of derivative instruments, net of tax of $1.0	-	-	-	-	-	-	1.4	-
Employee benefit plan liability adjustments, net of tax of $12.2	-	-	-	-	-	-	14.3	-
Cash dividends declared	-	-	-	(332.5)	-	-	-	-
Issuances of common stock	3.1	0.1	72.3	-	-	-	-	-
Stock-based compensation	-	-	21.0	(0.8)	-	-	-	-
Purchase of common stock for treasury	-	-	-	-	(11.9)	(325.6)	-	-
Balance as of December 31, 2012	405.2	$4.1	$6,588.9	$2,403.2	(44.1)	$(1,287.1)	$ (5.8)	$ 2.4

The accompanying notes are an integral part of these financial statements.

REPUBLIC SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended December 31,		
	2012	2011	2010
Cash provided by operating activities:			
Net income	$ 572.1	$ 588.9	$ 507.5
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation, amortization, depletion and accretion	926.9	921.6	914.2
Non-cash interest expense	58.4	75.4	100.5
Restructuring related charges	11.1	-	(2.0)
Stock-based compensation	21.2	20.6	24.5
Deferred tax provision	83.9	334.8	61.3
Provision for doubtful accounts, net of adjustments	29.7	21.0	23.6
Loss on extinguishment of debt	112.6	210.8	160.8
(Gain) loss on disposition of assets, net and asset impairments	(14.1)	6.1	3.9
Withdrawal liability-Central States Pension Fund	30.7	-	-
Environmental adjustments	62.4	3.6	17.9
Excess income tax benefit from stock option exercises and other non-cash items	(4.1)	(9.2)	0.3
Change in assets and liabilities, net of effects from business acquisitions and divestitures:			
Accounts receivable	(37.2)	(16.0)	8.8
Prepaid expenses and other assets	(13.9)	(5.1)	(76.6)
Accounts payable	(49.6)	11.9	(34.9)
Restructuring and synergy related expenditures	(70.3)	(3.0)	(20.0)
Capping, closure and post-closure expenditures	(77.6)	(105.7)	(111.3)
Remediation expenditures	(73.1)	(45.0)	(50.5)
Other liabilities	(55.3)	(244.0)	(94.3)
Cash provided by operating activities	1,513.8	1,766.7	1,433.7
Cash used in investing activities:			
Purchases of property and equipment	(903.5)	(936.5)	(794.7)
Proceeds from sales of property and equipment	28.7	34.6	37.4
Cash used in business acquisitions and development projects, net of cash acquired	(95.3)	(42.6)	(58.9)
Cash proceeds from divestitures, net of cash divested	9.6	14.2	60.0
Change in restricted cash and marketable securities	23.2	(16.8)	66.3
Other	(0.3)	(3.1)	(0.6)
Cash used in investing activities	(937.6)	(950.2)	(690.5)
Cash used in financing activities:			
Proceeds from notes payable and long-term debt	2,771.4	1,416.4	1,193.5
Proceeds from issuance of senior notes, net of discount	847.6	1,844.9	1,499.4
Payments of notes payable and long-term debt	(3,568.2)	(3,224.5)	(3,090.3)
Premiums paid on extinguishment of debt	(25.8)	(89.6)	(30.4)
Fees paid to issue and retire senior notes and certain hedging relationships	(17.5)	(58.8)	(26.2)
Issuances of common stock	70.4	40.7	86.5
Excess income tax benefit from stock option exercises	1.9	2.5	3.5
Purchases of common stock for treasury	(325.6)	(460.7)	(43.1)
Cash dividends paid	(329.1)	(309.4)	(294.6)
Distributions paid to noncontrolling interests	-	-	(1.2)
Cash used in financing activities	(574.9)	(838.5)	(702.9)
Increase (decrease) in cash and cash equivalents	1.3	(22.0)	40.3
Cash and cash equivalents at beginning of period	66.3	88.3	48.0
Cash and cash equivalents at end of period	$ 67.6	$ 66.3	$ 88.3

The accompanying notes are an integral part of these financial statements.

REPUBLIC SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

Republic Services, Inc. (a Delaware corporation) and its subsidiaries (also referred to collectively as Republic, we, us, our, or the Company in this report) is the second largest provider of non-hazardous solid waste collection, transfer station, recycling and disposal services in the United States, as measured by revenue. We manage and evaluate our operations through three geographic regions – East, Central, and West, which we have identified as our reportable segments.

The consolidated financial statements include the accounts of Republic and its wholly owned and majority owned subsidiaries in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). We account for investments in entities in which we do not have a controlling financial interest under either the equity method or cost method of accounting, as appropriate. All material intercompany accounts and transactions have been eliminated in consolidation.

For comparative purposes, certain prior year amounts have been reclassified to conform to the current year presentation. All amounts are in millions, except per share amounts and unless otherwise noted.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Estimates and Assumptions

In preparing our financial statements, we make numerous estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. We must make these estimates and assumptions because certain information that we use is dependent on future events, cannot be calculated with a high degree of precision from data available or simply cannot be readily calculated based on generally accepted methodologies. In preparing our financial statements, the more critical and subjective areas that deal with the greatest amount of uncertainty relate to our accounting for our long-lived assets, including recoverability, landfill development costs, and final capping, closure and post-closure costs, our valuation allowances for accounts receivable and deferred tax assets, our liabilities for potential litigation, claims and assessments, our liabilities for environmental remediation, employee benefit plans, deferred taxes, uncertain tax positions, self-insurance reserves, and our estimates of the fair values of assets acquired and liabilities assumed in any acquisition. Each of these items is discussed in more detail elsewhere in these Notes to the Consolidated Financial Statements. Our actual results may differ significantly from our estimates.

Cash and Cash Equivalents

We consider liquid investments with an original maturity at the date of acquisition of three months or less to be cash equivalents.

We may have net book credit balances in our primary disbursement accounts at the end of a reporting period. We classify such credit balances as accounts payable in our consolidated balance sheets as checks presented for payment to these accounts are not payable by our banks under overdraft arrangements, and, therefore, do not represent short-term borrowings. As of December 31, 2012 and 2011, there were net book credit balances of $51.0 million and $85.6 million in our primary disbursement accounts which were classified as accounts payable on our consolidated balance sheets.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents, trade accounts receivable and derivative instruments. We place our cash and cash equivalents with high quality financial institutions. Such balances may be in excess of FDIC insured limits. To manage the related credit exposure, we continually monitor the credit worthiness of the financial institutions where we have deposits. Concentrations of credit risk with respect to trade accounts receivable are limited due to the wide variety of customers and markets in which we provide services, as well as the dispersion of our operations across many geographic areas. We provide services to commercial, industrial, municipal and residential customers in the United States and Puerto Rico. We perform ongoing credit evaluations of our customers, but do not require collateral to support customer receivables. We establish an allowance for doubtful accounts based on various factors including the credit risk of specific customers, age of receivables outstanding, historical trends, economic conditions and other information. No customer exceeded 5% of our outstanding accounts receivable balance at December 31, 2012 and 2011.

Accounts Receivable, Net of Allowance for Doubtful Accounts

Accounts receivable represent receivables from customers for collection, transfer, recycling, disposal and other services. Our receivables are recorded when billed or when the related revenue is earned, if earlier, and represent claims against third parties that will be settled in cash. The carrying value of our receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. Provisions for doubtful accounts are evaluated on a monthly basis and are recorded based on our historical collection experience, the age of the receivables, specific customer information and economic conditions. We also review outstanding balances on an account-specific basis. In general, reserves are provided for accounts receivable in excess of ninety days old. Past due receivable balances are written-off when our collection efforts have been unsuccessful in collecting amounts due.

The following table reflects the activity in our allowance for doubtful accounts for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Balance at beginning of year	$ 48.1	$ 50.9	$ 55.2
Additions charged to expense	29.7	21.0	23.6
Accounts written-off	(32.5)	(23.8)	(27.9)
Balance at end of year	$ 45.3	$ 48.1	$ 50.9

Restricted Cash and Marketable Securities

As of December 31, 2012, we had $164.2 million of restricted cash and marketable securities. We obtain funds through the issuance of tax-exempt bonds for the purpose of financing qualifying expenditures at our landfills, transfer stations, collection and recycling centers. The funds are deposited directly into trust accounts by the bonding authorities at the time of issuance. As the use of these funds is contractually restricted, and we do not have the ability to use these funds for general operating purposes, they are classified as restricted cash and marketable securities in our consolidated balance sheets.

In the normal course of business, we may be required to provide financial assurance to governmental agencies and a variety of other entities in connection with municipal residential collection contracts, closure or post-closure of landfills, environmental remediation, environmental permits, and business licenses and permits as a financial guarantee of our performance. At several of our landfills, we satisfy financial assurance requirements by depositing cash into restricted trust funds or escrow accounts.

Property and Equipment

We record property and equipment at cost. Expenditures for major additions and improvements to facilities are capitalized, while maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of income.

We revise the estimated useful lives of property and equipment acquired through business acquisitions to conform with our policies. We depreciate assets over their estimated useful lives using the straight-line method. We assume no salvage value for our depreciable property and equipment. The estimated useful lives of our property and equipment are as follows:

	Estimated Useful Lives
Buildings and improvements	7 - 40 years
Vehicles	5 - 12 years
Landfill equipment	7 - 10 years
Other equipment	3 - 15 years
Furniture and fixtures	5 - 12 years

Landfill development costs are also included in property and equipment. Landfill development costs include direct costs incurred to obtain landfill permits and direct costs incurred to acquire, construct and develop sites as well as final capping, closure and post-closure assets. These costs are amortized or depleted based on consumed airspace. All indirect landfill development costs are expensed as incurred. For additional information, see Note 8, *Landfill and Environmental Costs.*

Capitalized Interest

We capitalize interest on landfill cell construction and other construction projects if they meet the following criteria:

- Total construction costs are $50,000 or greater,
- The construction phase is one month or longer, and
- The assets have a useful life of one year or longer .

Interest is capitalized on qualified assets while they undergo activities to ready them for their intended use. Capitalization of interest ceases once an asset is placed into service or if construction activity is suspended for more than a brief period of time. Our interest capitalization rate is based on our weighted average cost of indebtedness. Interest capitalized was $8.4 million, $8.1 million and $6.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, restricted cash and marketable securities, fuel, commodity and interest rate hedges, long-term debt and assets in our defined benefit plan. Accounting standards include disclosure requirements around fair values used for certain financial instruments and establish a fair value hierarchy. The hierarchy prioritizes valuation inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels:

- Level 1 – inputs are based upon unadjusted quoted prices for identical instrument traded in active markets.
- Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

See Note 9, *Debt*, Note 11, *Employee Benefit Plans,* and Note 15, *Financial Instruments*, for fair value disclosures related to our long-term debt, defined benefit pension plan investments, restricted cash and marketable securities and derivative instruments, respectively.

Investments Other Than Derivatives

Investments other than derivatives primarily include money market funds, common stock, mutual funds, real estate investment trusts, U.S. government and agency securities, municipal and corporate bonds, foreign government and corporate bonds. In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to our Level 1 investments, such as money market funds, common stock and certain mutual funds. If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, then we use quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable either directly or indirectly. These investments are included in Level 2 and consist primarily of corporate bonds, foreign government bonds, real estate investment trusts and certain agency securities.

Derivative Financial Instruments

We use derivative financial instruments to manage our risk associated with changing interest rates and changing prices for commodities we frequently purchase or sell by creating offsetting market exposures. Historically, we used interest rate swap agreements to manage risk associated with fluctuations in interest rates. We have entered into multiple agreements designated as cash flow hedges to mitigate some of our exposure to changes in diesel fuel prices and prices of certain recycling commodities.

All derivatives are measured at fair value and recognized in the balance sheet as assets or liabilities, as appropriate. For derivatives designated as cash flow hedges, changes in fair value of the effective portions of derivative instruments are reported in stockholders' equity as components of other comprehensive income until the forecasted transaction occurs or is not probable of occurring. When the forecasted transaction occurs or is not probable of occurring, the realized net gain or loss is then recognized in the consolidated statements of income. Changes in fair value of the ineffective portions of derivative instruments are recognized currently in earnings.

The fair values of our diesel fuel and recycling commodity hedges are determined using standard valuation models with assumptions about prices and other relevant information based on those observed in the underlying markets (Level 2 in the fair value hierarchy). The estimated fair values of derivatives used to hedge risks fluctuate over time and should be viewed in relation to the underlying hedged transactions.

Landfill and Environmental Costs

Life Cycle Accounting

We use life-cycle accounting and the units-of-consumption method to recognize certain landfill costs over the life of the site. In life cycle accounting, all costs to acquire and construct a site are capitalized, and charged to expense based on the consumption of cubic yards of available airspace.

Costs and airspace estimates are developed at least annually by engineers. We use these estimates to adjust the rates we use to deplete capitalized costs. Changes in these estimates primarily relate to changes in available airspace, inflation and applicable regulations. Changes in available airspace include but are not limited to changes due to the addition of airspace lying in probable expansion areas, airspace consumed and changes in engineering estimates.

Probable Expansion Airspace

We classify landfill disposal capacity as either permitted (having received the final permit from the applicable regulatory agency) or as probable expansion airspace. Before airspace included in an expansion area is determined to be probable expansion airspace and, therefore, is included in our calculation of total available disposal capacity, all of the following criteria must be met:

- We own the land associated with the expansion airspace or control it pursuant to an option agreement,
- We are committed to supporting the expansion project financially and with appropriate resources,
- There are no identified fatal flaws or impediments associated with the project, including political impediments,
- Progress is being made on the project,
- The expansion is attainable within a reasonable time frame, and
- We believe it is likely will receive the expansion permit.

Upon meeting our expansion criteria, the rates used at each applicable landfill to expense costs to acquire, construct, cap, close and maintain a site during the post-closure period are adjusted to include both the probable expansion airspace and the additional costs to be capitalized or accrued associated with that expansion airspace.

We have identified three steps that landfills generally follow to obtain expansion permits. These steps are as follows:

1. Obtaining approval from local authorities,
2. Submitting a permit application to state authorities, and
3. Obtaining permit approval from state authorities.

We continually monitor our progress toward obtaining permits for each of our sites with probable airspace. If we determine that a landfill expansion area no longer meets our criteria, the probable expansion airspace is removed from the landfill's total available capacity and the rates used at the landfill to deplete costs to acquire, construct, cap, close and maintain a site during the post-closure period are adjusted accordingly. In addition, any amounts capitalized for the probable expansion airspace are charged to expense in the period in which it is determined that the criteria are no longer met.

Capitalized Landfill Costs

Capitalized landfill costs include expenditures for land, permitting, cell construction and environmental structures. Capitalized permitting and cell construction costs are limited to direct costs relating to these activities, including legal, engineering and construction costs associated with excavation, natural and synthetic liners, construction of leachate collection systems, installation of methane gas collection and monitoring systems, installation of groundwater monitoring wells and other costs associated with the development of the site. Interest is capitalized on landfill construction projects while the assets are undergoing activities to ready them for their intended use. Capitalized landfill costs also include final capping, closure and post-closure assets and are depleted as airspace is consumed using the units-of-consumption method.

Costs related to acquiring land, excluding the estimated residual value of unpermitted, non-buffer land, and costs related to permitting and cell construction are depleted as airspace is consumed using the units-of-consumption method.

Capitalized landfill costs also may include an allocation of purchase price paid for landfills. For landfills purchased as part of a group of assets, the purchase price assigned to the landfill is determined based on the estimated fair value of the landfill relative to the fair value of other assets within the acquired group. If the landfill meets our expansion criteria, the purchase price is further allocated between permitted airspace and expansion airspace based on the ratio of permitted versus probable expansion airspace to total available airspace. Landfill purchase price is amortized using the units-of-consumption method over the total available airspace including probable expansion airspace where appropriate.

Final Capping, Closure and Post-Closure Costs

Final capping

We have future obligations for final capping, closure and post-closure costs with respect to the landfills we own or operate as set forth in applicable landfill permits. The permit requirements are based on the Subtitle C and Subtitle D regulations of the Resource Conservation and Recovery Act (RCRA), as implemented and applied on a state-by-state basis. We define final capping as activities required to permanently cover a portion of a landfill that has been completely filled with waste. Final capping typically includes installing flexible membrane and geosynthetic clay liners, drainage and compact soil layers, and topsoil, and is constructed over an area of the landfill where total airspace capacity has been consumed and waste disposal operations have ceased. These final capping activities occur in phases as needed throughout the operating life of a landfill as specific areas are filled to capacity and the final elevation for that specific area is reached in accordance with the provisions of the operating permit. We consider final capping events to be discrete activities that are recognized as asset retirement obligations separately from other closure and post-closure obligations. As a result, we use a separate rate per ton for recognizing the principal amount of the liability and related asset associated with each capping event. We amortize the asset recorded pursuant to this approach as waste volume related to the capacity covered by the capping event is placed into the landfill based on the consumption of cubic yards of available airspace.

Closure and post-closure

Closure and post-closure activities occur after the entire landfill ceases to accept waste and closes. These activities involve methane gas control, leachate management and groundwater monitoring, surface water monitoring and control, and other operational and maintenance activities that occur after the site ceases to accept waste. Obligations associated with monitoring and controlling methane gas migration and emissions are set forth in applicable landfill permits and these requirements are based on the provisions of the Clean Air Act. The post-closure period generally runs for 30 years after final site closure for municipal solid waste landfills and a shorter period for construction and demolition landfills and inert landfills. We recognize asset retirement obligations and the related amortization expense for closure and post-closure (excluding obligations for final capping) using the units-of-consumption method over the total remaining capacity of the landfill. The total remaining capacity includes probable expansion airspace.

Estimated future expenditures

Estimates of future expenditures for final capping, closure and post-closure are developed at least annually by engineers. Management reviews these estimates and our operating and accounting personnel use them to adjust the rates used to capitalize and amortize these costs. These estimates involve projections of costs that will be incurred during the remaining life of the landfill for final capping activities, after the landfill ceases operations and during the legally required post-closure monitoring period. We currently retain post-closure responsibility for 128 closed landfills.

Fair value measurements

In general, we engage third parties to perform most of our final capping, closure and post-closure activities. Accordingly, the fair value of these activities is based on quoted and actual prices paid for similar work. We also perform some of our final capping, closure and post-closure activities using internal resources. Where we expect internal resources to be used to fulfill an asset retirement obligation, we add a profit margin to the estimated cost of such services to better reflect their fair value. If we perform these services internally, the added profit margin is recognized as a component of operating income in the period the obligation is settled.

An estimate of fair value should include the price that marketplace participants are able to receive for bearing the uncertainties in cash flows. However, when utilizing discounted cash flow techniques, reliable estimates of market premiums may not be obtainable. In this situation, it is not necessary to consider a market risk premium in the determination of expected cash flows. While the cost of asset retirement obligations associated with final capping, closure and post-closure can be quantified and estimated, there is not an active market that can be utilized to determine the fair value of these activities. In the waste industry, there generally is not a market for selling the responsibility for final capping, closure and post-closure independent of selling the landfill in its entirety. Accordingly, we believe that it is not possible to develop a methodology to reliably estimate a market risk premium and have excluded a market risk premium from our determination of expected cash flow for landfill asset retirement obligations. Absent quoted market prices, the estimate of fair value is based on the best available information, including the results of present value techniques.

Our estimates of costs to discharge asset retirement obligations for landfills are developed in today's dollars. These costs are inflated each year to reflect a normal escalation of prices up to the year they are expected to be paid. We use a 2.5% inflation rate, which is based on the ten-year historical moving average increase of the U.S. Consumer Price Index, and is the rate used by most waste industry participants.

These estimated costs are then discounted to their present value using a credit-adjusted, risk-free interest rate. In general, the credit-adjusted, risk-free interest rate we used for liability recognition was 4.75% and 6.0% for the years ended December 31, 2012 and 2011, respectively, which was based on the estimated all-in yield we would have needed to offer to sell thirty-year debt in the public market. However, as part of the initial application of purchase accounting, our capping, closure and post-closure obligations acquired from Allied Waste Industries, Inc. (Allied) were recorded at their fair values as of the acquisition date, and were discounted using a rate of 9.75% due to market conditions at the time of the acquisition.

Changes in assets retirement obligations

A liability for an asset retirement obligation is recognized in the period in which it is incurred and is initially measured at fair value. The offset to the liability is capitalized as part of the carrying amount of the related long-lived asset. Changes in the liabilities due to revisions to estimated future cash flows are recognized by increasing or decreasing the liabilities with the offsets adjusting the carrying amounts of the related long-lived assets, and may also require immediate adjustments to amortization expense in the consolidated statement of income. Upward revisions in the amount of undiscounted estimated cash flows used to record a liability are discounted using the credit-adjusted, risk-free interest rate in effect at the time of the change. Downward revisions in the amount of undiscounted estimated cash flows used to record a liability are discounted using the credit-adjusted, risk-free rate that existed when the original liability was recognized.

Changes in asset retirement obligations due to the passage of time are measured by recognizing accretion expense in a manner that results in a constant effective interest rate being applied to the average carrying amount of the liability. The effective interest rate used to calculate accretion expense is our credit-adjusted, risk-free interest rate in effect at the time the liabilities were recorded.

We review our calculations with respect to landfill asset retirement obligations at least annually. If there is a significant change in the facts and circumstances related to a landfill during the year, we will review our calculations for the landfill as soon as practical after the change has occurred.

Landfill operating expenses

Costs associated with daily maintenance activities and environmental compliance during the operating life of the landfill are expensed as incurred. These costs include, among other things, leachate treatment and disposal, methane gas and groundwater monitoring and systems maintenance, interim cap maintenance, costs associated with the application of daily cover materials, and the legal and administrative costs of ongoing environmental compliance.

Environmental Liabilities

We are subject to an array of laws and regulations relating to the protection of the environment, and we remediate sites in the ordinary course of our business. Under current laws and regulations, we may be responsible for environmental remediation at sites that we either own or operate, including sites that we have acquired, or sites where we have (or a company that we have acquired has) delivered waste. Our environmental remediation liabilities primarily include costs associated with remediating groundwater, surface water and soil contamination, as well as controlling and containing methane gas migration and the related legal costs. To estimate our ultimate liability at these sites, we evaluate several factors, including the nature and extent of contamination at each identified site, the required remediation methods, the apportionment of responsibility among the potentially responsible parties and the financial viability of those parties. We accrue for costs associated with environmental remediation obligations when such costs are probable and reasonably estimable in accordance with accounting for loss contingencies. We periodically review the status of all environmental matters and update our estimates of the likelihood of and future expenditures for remediation as necessary. Changes in the liabilities resulting from these reviews are recognized currently in earnings in the period in which the adjustment is known. Adjustments to estimates are reasonably possible in the near term and may result in changes to recorded amounts. With the exception of those obligations assumed in the acquisition of Allied that were recorded at estimated fair values, environmental obligations are recorded on an undiscounted basis. We have not reduced the liabilities we have recorded for recoveries from other potentially responsible parties or insurance companies.

Business Combinations

We acquire businesses in the waste industry, including non-hazardous waste collection, transfer station, recycling and disposal operations, as part of our growth strategy. Businesses are included in the consolidated financial statements from the date of acquisition.

We recognize, separately from goodwill, the identifiable assets acquired and liabilities assumed at their estimated acquisition-date fair values. We measure and recognize goodwill as of the acquisition date as the excess of: (1) the aggregate of the fair value of consideration transferred, the fair value of any noncontrolling interest in the acquiree (if any) and the acquisition-date fair value of our previously held equity interest in the acquiree (if any), over (2) the fair value of assets acquired and liabilities assumed. If information about facts and circumstances existing as of the acquisition date is incomplete by the end of the reporting period in which a business combination occurs, we report provisional amounts for the items for which the accounting is incomplete. The measurement or allocation period ends once we receive the information we are seeking; however, this period will not exceed one year from the acquisition date. Any material adjustments recognized during the measurement period will be reflected retrospectively in the consolidated financial statements of the subsequent period. We will recognize third-party transaction related costs as expense currently in the period in which they are incurred.

Goodwill and Other Intangible Assets

We annually test goodwill for impairment at December 31 or when an indicator of impairment exists. We test goodwill for impairment using the two-step process. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill.

We have defined our reporting units to be consistent with our operating segments: East, Central and West. In determining fair value, we primarily use discounted future cash flows and operating results based on a comparative multiple of earnings or revenues.

Significant estimates used in our fair value calculation using discounted future cash flows include: (1) estimates of future revenue and expense growth by reporting unit, which we estimate to range from 2% to 3% annually; (2) future estimated effective tax rates, which we estimate to be 40%; (3) future estimated capital expenditures and future required investments in working capital; (4) estimated discount rates, which we estimate to range between 7% and 8%; and (5) the future terminal value of the reporting unit, which is based on its ability to exist into perpetuity. Significant estimates used in the fair value calculation utilizing market value multiples include: (a) estimated future growth potential of the reporting unit; (b) estimated multiples of revenue or earnings a willing buyer is likely to pay; and (c) estimated control premium a willing buyer is likely to pay.

In addition, we evaluate a reporting unit for impairment if events or circumstances change between annual tests, indicating a possible impairment. Examples of such events or circumstances include: (1) a significant adverse change in legal factors or in the business climate; (2) an adverse action or assessment by a regulator; (3) a more likely than not expectation that a reporting unit or a significant portion thereof will be sold; (4) continued or sustained losses at a reporting unit; (5) a significant decline in our market capitalization as compared to our book value; or (6) the testing for recoverability of a significant asset group within the reporting unit.

We assign assets and liabilities from our corporate operating segment to our three reporting units to the extent that such assets or liabilities relate to the cash flows of the reporting unit and would be included in determining the reporting unit's fair value.

In preparing our annual test for impairment as of December 31, 2012, we determined that our indicated fair value of total invested capital exceeded our total market capitalization. We believe one of the primary reconciling differences between the indicated fair value of total invested capital and our total market capitalization is due to a control premium. We believe the control premium represents the value a market participant could extract as savings or synergies by obtaining control, and thereby eliminating duplicative overhead and operating costs resulting from consolidating routes and internalizing waste streams.

As of December 31, 2012, we determined that the indicated fair value of our reporting units exceeded their carrying value by a range of approximately 30% to 40% and, therefore, we noted no indicators of impairment at our reporting units.

We will continuously monitor market trends in our business, the related expected cash flows and our calculation of market capitalization for purposes of identifying possible indicators of impairment. If our book value per share exceeds our market price per share or if we have other indicators of impairment, we will be required to perform an interim step one impairment analysis, which may lead to a step two analysis and possible impairment of our goodwill. Additionally, we would then be required to review our remaining long-lived assets for impairment.

Our operating segments, which also represent our reporting units, are comprised of several vertically integrated businesses. When an individual business within an integrated operating segment is divested, goodwill is allocated to that business based on its fair value relative to the fair value of its operating segment.

Other intangible assets include values assigned to customer relationships, long-term contracts, covenants not to compete and trade names, and are amortized generally on a straight-line basis over periods ranging from 1 to 23 years.

Asset Impairments

We continually consider whether events or changes in circumstances have occurred that may warrant revision of the estimated useful lives of our long-lived assets (other than goodwill) or whether the remaining balances of those assets should be evaluated for possible impairment. Long-lived assets include, for example, capitalized landfill costs, other property and equipment, and identifiable intangible assets. Events or changes in circumstances that may indicate that an asset may be impaired include the following:

- A significant decrease in the market price of an asset or asset group,
- A significant adverse change in the extent or manner in which an asset or asset group is being used or in its physical condition,
- A significant adverse change in legal factors or in the business climate that could affect the value of an asset or asset group, including an adverse action or assessment by a regulator,
- An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset,
- A current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group,
- A current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life, or
- An impairment of goodwill at a reporting unit.

There are certain indicators listed above that require significant judgment and understanding of the waste industry when applied to landfill development or expansion. For example, a regulator may initially deny a landfill expansion permit application though the expansion permit is ultimately granted. In addition, management may periodically divert waste from one landfill to another to conserve remaining permitted landfill airspace. Therefore, certain events could occur in the ordinary course of business and not necessarily be considered indicators of impairment due to the unique nature of the waste industry.

If indicators of impairment exist, the asset or asset group is reviewed to determine whether its recoverability is impaired. We assess the recoverability of the asset or asset group by comparing its carrying value to an estimate (or estimates) of its undiscounted future cash flows over its remaining life. If the estimated undiscounted cash flows are not sufficient to recover the carrying value of the asset or asset group, we measure an impairment loss as the amount by which the carrying amount of the asset exceeds its fair value. The loss is recorded in the consolidated statement of income in the period in which such impairment is identified. Estimating future cash flows requires significant judgment, and our projections of future cash flows and remaining useful lives may vary materially from actual results.

Self-Insurance Reserves

Our insurance programs for workers' compensation, commercial general and auto liability, environmental and remediation liability, and employee-related health care benefits are either self-insured or subject to large deductible insurance policies. Accruals for self-insurance reserves are based on claims filed and estimates of claims incurred but not reported. We consider our past claims experience, including both frequency and settlement amount of claims, in determining these estimates. It is possible that recorded reserves may not be adequate to cover the future payment of claims. Adjustments, if any, to estimates recorded resulting from ultimate claim payments will be reflected in the consolidated statements of income in the periods in which such adjustments are known. In general, our self-insurance reserves are recorded on an undiscounted basis. However, the self-insurance liabilities we acquired in the Allied acquisition have been recorded at estimated fair value, and, therefore, have been discounted to present value based on our estimate of the timing of the related cash flows.

As we are the primary obligor for payment of all claims, we report our insurance claim liabilities on a gross basis in other current and long-term liabilities and any associated recoveries from our insurers are recorded in other assets.

Discontinued Operations

We analyze our operations that have been divested or classified as held-for-sale to determine if they qualify for discontinued operations accounting. Only operations that qualify as a component of an entity under U.S. GAAP can be included in discontinued operations. In addition, only components where we do not have significant continuing involvement with the divested operations would qualify for discontinued operations accounting. For our purposes, continuing involvement would include continuing to receive waste at our landfill or recycling facility from a divested hauling operation or transfer station or continuing to dispose of waste at a divested landfill or transfer station.

Costs Associated with Exit Activities

We record costs associated with exit activities such as employee termination benefits that represent a one-time benefit when management approves and commits to a plan of termination, and communicates the termination arrangement to the employees, or over the future service period, if any. Other costs associated with exit activities may include contract termination costs, including costs related to leased facilities to be abandoned or subleased, and facility and employee relocation costs.

Contingent Liabilities

We are subject to various legal proceedings, claims and regulatory matters, the outcomes of which are subject to significant uncertainty. In general, we determine whether to disclose or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable and whether it can be reasonably estimated. We assess our potential liability relating to litigation and regulatory matters based on information available to us. Management develops its assessment based on an analysis of possible outcomes under various strategies. We accrue for loss contingencies when such amounts are probable and reasonably estimable. If a contingent liability is only reasonably possible, we disclose the potential range of the loss, if estimable. Contingent liabilities recorded in purchase accounting are recorded at their fair values. These fair values may be different from the values we would have otherwise recorded, had the contingent liability not been assumed as part of an acquisition of a business.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income is a component of stockholders' equity and includes the effective portion of the net changes in fair value of our cash flow hedges that consist of prices for diesel fuel and recyclable materials, net of tax, settlement and amortization of our interest rate locks and certain adjustments to liabilities associated with our employee benefit plan liabilities, net of tax.

Revenue Recognition

We generally provide services under contracts with municipalities or individual customers. Municipal and commercial contracts are generally long-term and often have renewal options. Advance billings are recorded as deferred revenue, and revenue is recognized over the period services are provided. No single customer has individually accounted for more than 3% of our consolidated revenue or of our reportable segment revenue in any of the past three years.

We recognize revenue when all four of the following criteria are met:

- Persuasive evidence of an arrangement exists such as a service agreement with a municipality, a hauling customer or a disposal customer,
- Services have been performed such as the collection and hauling of waste or the disposal of waste at a disposal facility we own or operate,
- The price of the services provided to the customer is fixed or determinable, and
- Collectibility is reasonably assured.

Income Taxes

We are subject to income taxes in the United States and Puerto Rico. We record deferred income taxes to reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases using enacted tax rates that we expect to be in effect when the taxes are actually paid or recovered.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making these determinations, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, tax planning strategies, projected future taxable income and recent financial operating results. If we determine that we would be able to realize a deferred income tax asset in the future in excess of its net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized.

We recognize interest and penalties related to uncertain tax positions in the provision for income taxes in the accompanying consolidated statements of income. Accrued interest and penalties are included in other accrued liabilities, and deferred income taxes and other long-term tax liabilities, in the consolidated balance sheets.

Defined Benefit Pension Plan

We currently have one qualified defined pension plan, the BFI Retirement Plan (the Plan). The Plan covers certain current and former employees of Allied in the United States, including some employees subject to collective bargaining agreements. The Plan's benefit formula is based on a percentage of compensation as defined in the Plan document. However, the benefits of approximately 97% of the current plan participants were frozen upon Allied's acquisition of BFI in 1999.

Our pension contributions are made in accordance with funding standards established by the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (IRC), as amended by the Pension Protection Act of 2006. The Plan's assets have been invested as determined by our Retirement Benefits Committee. We annually review and adjust the Plan's asset allocation as deemed necessary.

The benefit obligation and associated income or expense related to the Plan are determined using annually established assumptions for discount rates, expected rates of return and average rates for compensation increases. We determine the discount rate based on a model that matches the timing and amount of expected benefit payments to maturities of high quality bonds priced as of the pension plan measurement date. When that timing does not correspond to a published high-quality bond rate, our model uses an expected yield curve to determine an appropriate current discount rate. The yields on the bonds are used to derive a discount rate for the liability. In developing our expected rate of return assumption, we evaluate long-term expected and historical actual returns on the plan assets, giving consideration to our asset mix and the anticipated duration of our plan obligations. The average rate of compensation increase reflects our expectations of average pay increases over the periods benefits are earned. Our assumptions are reviewed annually and adjusted as deemed necessary.

Equity-Based Compensation Plans

We recognize equity-based compensation expense on the estimated grant-date fair value of stock options and similar equity instruments issued as compensation to employees over the requisite service periods.

Cash flows resulting from tax benefits related to tax deductions in excess of those recorded for compensation expense, resulting from the exercise of stock options, are classified as cash flows from financing activities. All other tax benefits related to stock options have been presented as a component of cash flows from operating activities.

We recognize compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award, or to the employee's retirement-eligible date, if earlier.

The fair value of each option on the date of grant is estimated using a lattice binomial option-pricing model based on certain valuation assumptions. Expected volatilities are based on our historical stock prices over the contractual terms of the options and other factors. The risk-free interest rates are based on the published U.S. Treasury yield curve in effect at the time of the grant for instruments with a similar life. The dividend yield reflects our dividend yield at the date of grant. The expected life represents the period that the stock options are expected to be outstanding, taking into consideration the contractual terms of the options and our employees' historical exercise and post-vesting employment termination behavior, weighted to reflect the job level demographic profile of the employees receiving the option grants. The estimated forfeiture rate used to record compensation expense is based on historical forfeitures and is adjusted periodically based on actual results.

Leases

We lease property and equipment in the ordinary course of our business. Our most significant lease obligations are for property and equipment specific to our industry, including real property operated as a landfill or transfer station and operating equipment. Our leases have varying terms. Some may include renewal or purchase options, escalation clauses, restrictions, penalties or other obligations that we consider in determining minimum lease payments. The leases are classified as either operating leases or capital leases, as appropriate.

Operating Leases

Many of our leases are operating leases. This classification generally can be attributed to either (1) relatively low fixed minimum lease payments (including, for example, real property lease payments that are not fixed and vary based on the volume of waste we receive or process), or (2) minimum lease terms that are much shorter than the assets' economic useful lives. We expect that, in the normal course of business, our operating leases will be renewed, replaced by other leases, or replaced with fixed asset expenditures.

Capital Leases

We capitalize assets acquired under capital leases at the inception of each lease and amortize them to depreciation expense over the lesser of the useful life of the asset or the lease term on either a straight-line or a units-of-consumption basis, depending on the asset leased. We record the present value of the related lease payments as a debt obligation. Our capital lease liability relates primarily to certain long-term landfill operating agreements with minimum lease payments with offsetting capital lease assets recorded as part of the landfill development costs.

Related Party Transactions

It is our policy that transactions with related parties must be on terms that, on the whole, are no less favorable than those that would be available from unaffiliated parties.

3. BUSINESS ACQUISITIONS, DISPOSITION OF ASSETS, ASSET IMPAIRMENTS AND RESTRUCTURING CHARGES

Acquisitions

We acquired various solid waste businesses during the years ended December 31, 2012 and 2011. The aggregate cash used in these acquisitions, net of cash acquired, was $95.3 million and $42.6 million, respectively. The purchase price paid for these acquisitions during the year ended December 31 and the preliminary allocation of the purchase price as of December 31 are as follows (in millions):

	2012	2011
Purchase price:		
Cash used in acquisitions, net of cash acquired	$ 95.3	$ 42.6
Fair value of operations surrendered	-	48.3
Holdbacks	0.2	1.7
Total	95.5	92.6
Allocated as follows:		
Working capital	4.0	7.1
Property and equipment	29.1	44.5
Other liabilities, net	(5.8)	(7.8)
Value of assets acquired and liabilities assumed	27.3	43.8
Excess purchase price to be allocated	$ 68.2	$ 48.8
Excess purchase price to be allocated as follows:		
Other intangible assets	17.1	33.1
Goodwill	51.1	15.7
Total allocated	$ 68.2	$ 48.8

Substantially all of the goodwill and intangible assets recorded for these acquisitions are deductible for tax purposes.

Disposition of Assets and Asset Impairments

During the year ended December 31, 2012, we recorded a net gain on disposition of assets and impairments of $2.7 million, primarily related to a divestiture of a collection business in our East region and certain assets associated with our rail logistics business for which we received $9.6 million.

During the year ended December 31, 2011, we disposed of businesses in various markets, resulting in a gain of $21.0 million including transaction costs. In connection with the dispositions, we closed a landfill, resulting in an asset impairment charge of $28.7 million for the remaining landfill assets and the acceleration of capping, closure and post-closure obligations. Additionally, we recorded asset impairments of $20.4 million primarily related to certain long-lived assets that are held for sale and for losses on the divestiture of certain businesses and related goodwill. Proceeds from dispositions of solid waste assets were $14.2 million for the year ended December 31, 2011.

We divested certain assets throughout 2010 resulting in a net loss on disposition of assets of $4.0 million, including transaction costs. Additionally, we recorded an impairment loss of $15.1 million related to certain long-lived assets that are held and used.

Restructuring Charges

During 2012, we restructured our field and corporate operations to create a more efficient and competitive company. These changes include consolidating our field regions from four to three, and our areas from 28 to 20, relocating office space, and reducing administrative staffing levels. During 2012, we incurred $11.1 million of restructuring charges that consisted of severance and other employee termination benefits, relocation benefits, and the closure of offices with lease agreements with non-cancellable terms ranging from 2 to 5 years. As of December 31, 2012, $9.0 million remains accrued for severance and other employee termination benefits and lease exit costs. We expect to incur approximately $15 million of additional expense during 2013 related to such activities. Substantially all of these charges were or will be recorded in our corporate segment and we expect the remaining charges will be paid primarily during 2013.

During the year ended December 31, 2010, we incurred $11.4 million, net of adjustments, of restructuring and integration charges related to the Allied acquisition. These charges consisted of severance and other employee termination and relocation benefits as well as consulting and professional fees. We completed our restructuring plan in 2010.

4. PROPERTY AND EQUIPMENT, NET

A summary of property and equipment as of December 31 is as follows:

	2012	2011
Other land	$ 376.9	$ 375.1
Non-depletable landfill land	166.0	161.8
Landfill development costs	5,018.0	4,763.3
Vehicles and equipment	4,946.4	4,515.1
Buildings and improvements	864.2	802.8
Construction-in-progress-landfill	134.5	187.3
Construction-in-progress-other	53.3	47.3
	11,559.3	10,852.7
Less: Accumulated depreciation, depletion and amortization:		
Landfill development costs	(1,896.4)	(1,735.7)
Vehicles and equipment	(2,512.3)	(2,119.1)
Buildings and improvements	(240.3)	(205.6)
	(4,649.0)	(4,060.4)
Property and equipment, net	$ 6,910.3	$ 6,792.3

5. GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Goodwill

A summary of the activity and balances in our goodwill accounts by operating segment is as follows:

	Balance at December 31, 2011	Acquisitions	Divestitures	Adjustments to Acquisitions	Balance at December 31, 2012
East	$ 3,003.5	$ 16.4	$ (3.9)	$ (1.1)	$ 3,014.9
Central	3,234.6	9.7	-	(1.6)	3,242.7
West	4,408.9	25.0	-	(1.5)	4,432.4
Total	$ 10,647.0	$ 51.1	$ (3.9)	$ (4.2)	$ 10,690.0

	Balance at December 31, 2010	Acquisitions	Divestitures	Adjustments to Acquisitions	Balance at December 31, 2011
East	$ 3,015.4	$ 8.6	$ (20.2)	$ (0.3)	$ 3,003.5
Central	3,227.8	6.3	-	0.5	3,234.6
West	4,412.1	0.8	(3.6)	(0.4)	4,408.9
Total	$ 10,655.3	$ 15.7	$ (23.8)	$ (0.2)	$ 10,647.0

Adjustments to acquisitions for the year ended December 31, 2012 and 2011 primarily related to deferred tax asset adjustments resulting from the exercise of legacy Allied stock options, which were recorded to goodwill in purchase accounting.

Other Intangible Assets, Net

Other intangible assets, net, include values assigned to customer relationships, franchise agreements, other municipal agreements, non-compete agreements and trade names, and are amortized over periods ranging from 1 to 23 years. A summary of the activity and balances in other intangible assets accounts by intangible asset type is as follows:

	Gross Intangible Assets				Accumulated Amortization			Net
	Balance at December 31, 2011	Acquisitions	Adjustments to Acquisitions/ Divestitures	Balance at December 31, 2012	Balance at December 31, 2011	Additions Charged to Expense	Balance at December 31, 2012	Intangibles at December 31, 2012
Customer relationships, franchise and other municipal agreements	$ 566.2	$ 12.9	$ (0.1)	$ 579.0	$ (194.4)	$ (58.0)	$ (252.4)	$ 326.6
Trade names	30.0	-	-	30.0	(18.5)	(6.0)	(24.5)	5.5
Non-compete agreements	16.9	3.5	-	20.4	(9.3)	(2.7)	(12.0)	8.4
Other intangible assets	62.9	0.7	(0.1)	63.5	(44.2)	(1.1)	(45.3)	18.2
Total	$ 676.0	$ 17.1	$ (0.2)	$ 692.9	$ (266.4)	$ (67.8)	$ (334.2)	$ 358.7

	Gross Intangible Assets				Accumulated Amortization			Net
	Balance at December 31, 2010	Acquisitions	Adjustments to Acquisitions/ Divestitures	Balance at December 31, 2011	Balance at December 31, 2010	Additions Charged to Expense	Balance at December 31, 2011	Intangibles at December 31, 2011
Customer relationships, franchise and other municipal agreements	$ 537.1	$ 29.1	$ -	$ 566.2	$ (130.7)	$ (63.7)	$ (194.4)	$ 371.8
Trade names	30.0	-	-	30.0	(12.5)	(6.0)	(18.5)	11.5
Non-compete agreements	12.9	4.0	-	16.9	(7.2)	(2.1)	(9.3)	7.6
Other intangibles assets	62.9	-	-	62.9	(41.2)	(3.0)	(44.2)	18.7
Total	$ 642.9	$ 33.1	$ -	$ 676.0	$ (191.6)	$ (74.8)	$ (266.4)	$ 409.6

Based on the amortizable assets recorded in the balance sheet at December 31, 2012, amortization expense for each of the next five years is estimated to be as follows:

2013	$ 65.4
2014	59.6
2015	59.1
2016	57.8
2017	56.4

6. OTHER ASSETS

Prepaid Expenses and Other Current Assets

A summary of prepaid expenses and other current assets as of December 31 is as follows:

	2012	2011
Inventories	$ 34.5	$ 35.2
Prepaid expenses	54.4	53.4
Other non-trade receivables	39.6	54.5
Income tax receivable	69.0	68.4
Commodity and fuel hedge asset	4.1	3.0
Other current assets	7.7	1.4
Total	$ 209.3	$ 215.9

Other Assets

A summary of other assets as of December 31 is as follows:

	2012	2011
Deferred financing costs	$ 58.8	$ 54.6
Deferred compensation plan	49.9	34.5
Notes and other receivables	17.9	31.6
Reinsurance receivable	59.7	58.0
Other	76.1	68.6
Total	$ 262.4	$ 247.3

7. OTHER LIABILITIES

Other Accrued Liabilities

A summary of other accrued liabilities as of December 31 is as follows:

	2012	2011
Accrued payroll and benefits	$ 157.1	$ 168.9
Accrued fees and taxes	124.2	115.3
Self-insurance reserves, current portion	135.5	114.4
Accrued dividends	84.9	81.4
Synergy incentive plan	-	68.1
Current tax liabilities	2.1	29.4
Restructuring liabilities	9.0	0.3
Accrued professional fees and legal settlement reserves	34.6	81.3
Other	76.2	93.4
Total	$ 623.6	$ 752.5

Other accrued liabilities include the fair value of fuel and recycling commodity hedges of $1.6 million and $5.4 million at December 31, 2012 and 2011 respectively.

Other Long-Term Liabilities

A summary of other long-term liabilities as of December 31 is as follows:

	2012	2011
Deferred compensation plan liability	$ 50.0	$ 31.4
Pension and other post-retirement liabilities	12.7	46.8
Legal settlement reserves	36.4	59.3
Ceded insurance reserves	59.7	58.0
Withdrawal liability – Central States Pension Fund	30.7	-
Other	31.4	26.6
Total	$ 220.9	$ 222.1

Self-Insurance Reserves

In general, our self-insurance reserves are recorded on an undiscounted basis. However, our estimate of the self-insurance liabilities assumed in the Allied acquisition have been recorded at fair value, and, therefore, have been discounted to present value using a rate of 9.75%. Discounted reserves are accreted to non-cash interest expense through the period that they are paid.

Our liabilities for unpaid and incurred but not reported claims at December 31, 2012 (which includes claims for workers' compensation, general liability, vehicle liability, environmental liability and employee health care benefits) were $426.4 million under our risk management program and are included in other accrued liabilities and self-insurance reserves, net of current portion in our consolidated balance sheets. While the ultimate amount of claims incurred is dependent on future developments, we believe recorded reserves are adequate to cover the future payment of claims. However, it is possible that recorded reserves may not be adequate to cover the future payment of claims. Adjustments, if any, to estimates recorded resulting from ultimate claim payments will be reflected in our consolidated statements of income in the periods in which such adjustments are known. The following table summarizes the activity in our self-insurance reserves for the years ended December 31:

	2012	2011	2010
Balance at beginning of year	$ 418.3	$ 417.2	$ 412.9
Additions charged to expense	385.5	367.3	364.9
Payments	(381.6)	(372.1)	(368.9)
Accretion expense	4.2	5.9	8.3
Balance at end of year	426.4	418.3	417.2
Less: current portion	(135.5)	(114.4)	(112.7)
Long-term portion	$ 290.9	$ 303.9	$ 304.5

8. LANDFILL AND ENVIRONMENTAL COSTS

As of December 31, 2012, we owned or operated 191 active solid waste landfills with total available disposal capacity of approximately 4.8 billion in-place cubic yards. Additionally, we currently have post-closure responsibility for 128 closed landfills.

Accrued Landfill and Environmental Costs

A summary of our landfill and environmental liabilities as of December 31 is as follows:

	2012	2011
Landfill final capping, closure and post-closure liabilities	$ 1,052.4	$ 1,037.0
Remediation	563.7	543.7
Total accrued landfill and environmental costs	1,616.1	1,580.7
Less: Current portion	(195.5)	(184.2)
Long-term portion	$ 1,420.6	$ 1,396.5

Final Capping, Closure and Post-Closure Costs

The following table summarizes the activity in our asset retirement obligation liabilities, which include liabilities for final capping, closure and post-closure, for the years ended December 31:

	2012	2011	2010
Asset retirement obligation liabilities, beginning of year	$ 1,037.0	$ 1,046.5	$ 1,074.5
Non-cash additions	33.8	33.9	31.4
Acquisitions and other adjustments	(14.6)	15.8	(3.0)
Asset retirement obligation adjustments	(4.6)	(31.5)	(27.9)
Payments	(77.6)	(105.7)	(111.3)
Accretion expense	78.4	78.0	80.5
Adjustments to liabilities related to assets held for sale	-	-	2.3
Asset retirement obligation liabilities, end of period	1,052.4	1,037.0	1,046.5
Less: Current portion	(110.4)	(85.2)	(93.9)
Long-term portion	$ 942.0	$ 951.8	$ 952.6

The initial liabilities recorded as part of the Allied acquisition were developed using provisional amounts based upon information available at that time. During 2009, we gathered and assessed new information about the facts and circumstances surrounding our sites, and, as a result, increased the fair value of our closure and post-closure reserves by $72.3 million. The amounts we have recorded for these obligations are not comparable to the amounts Allied recorded. As part of the initial application of purchase accounting, we have recorded these obligations at their estimated fair values, inflated them to the expected payment date and then discounted the obligations using our credit-adjusted, risk-free rate at the time of the acquisition of 9.75%. Any further adjustments to our final capping, closure and post-closure liabilities will be reflected prospectively in our consolidated statement of income in the periods in which such adjustments become known.

We review our landfill asset retirement obligations annually. As a result, we recorded a net increase in amortization expense of $4.9 million for 2012 and a net decrease in amortization expense of $9.6 million and $10.2 million for 2011 and 2010, respectively, primarily related to changes in estimates and assumptions concerning the anticipated waste flow, cost and timing of future final capping, closure and post-closure activities.

The fair value of assets that are legally restricted for purposes of settling final capping, closure and post-closure obligations was approximately $54.8 million at December 31, 2012 and is included in restricted cash and marketable securities in our consolidated balance sheet.

The expected future payments for final capping, closure and post-closure as of December 31, 2012 are as follows:

2013	$ 110.4
2014	110.1
2015	109.4
2016	77.0
2017	76.4
Thereafter	4,829.6
	$ 5,312.9

The estimated remaining final capping, closure and post-closure expenditures presented above are not inflated and not discounted and reflect the estimated future payments for liabilities incurred and recorded as of December 31, 2012.

Environmental Remediation Liabilities

We accrue for remediation costs when they become probable and can be reasonably estimated. There can sometimes be a range of reasonable estimates of the costs associated with remediation of a site. In these cases, we use the amount within the range that constitutes our best estimate. If no amount within the range appears to be a better estimate than any other, we use the amount that is at the low end of such range. It is reasonably possible that we will need to adjust the liabilities recorded for remediation to reflect the effects of new or additional information, to the extent such information impacts the costs, timing or duration of the required actions. If we used the reasonably possible high ends of our ranges, our aggregate potential remediation liability at December 31, 2012 would be approximately $374 million higher than the amounts recorded. Future changes in our estimates of the cost, timing or duration of the required actions could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

The following table summarizes the activity in our environmental remediation liabilities for the years ended December 31:

	2012	2011	2010
Remediation liabilities, beginning of year	$ 543.7	$ 552.1	$ 554.1
Acquisitions and other adjustments	-	-	1.5
Additions charged to expense	62.4	3.6	17.9
Payments	(73.1)	(45.0)	(50.5)
Accretion expense (non-cash interest expense)	30.7	33.0	29.1
Remediation liabilities, end of period	563.7	543.7	552.1
Less: Current portion	(85.1)	(99.0)	(88.1)
Long-term portion	$ 478.6	$ 444.7	$ 464.0

The expected undiscounted future payments for remediation costs as of December 31, 2012 are as follows:

2013	$ 85.1
2014	60.7
2015	38.4
2016	29.6
2017	29.3
Thereafter	356.4
	$599.5

The following is a discussion of certain of our significant remediation matters:

Missouri Closed Landfill. During 2012, we encountered certain environmental issues at a closed landfill in Missouri. During 2012, we recorded a charge of $74.1 million to manage the remediation area as well as future monitoring of the site. The remediation liability for this site is $64.2 million as of December 31, 2012, of which $14.5 million is expected to be paid during 2013. We believe the reasonably possible range of loss for remediation costs is $50 million to $240 million.

Countywide Landfill. In September 2009, Republic Services of Ohio II, LLC entered into Final Findings and Orders with the Ohio Environmental Protection Agency that require us to implement a comprehensive operation and maintenance program to manage the remediation area at the Countywide Recycling and Disposal Facility (Countywide). The remediation liability for Countywide recorded as of December 31, 2012 is $52.4 million, of which $4.4 million is expected to be paid during 2013. We believe the reasonably possible range of loss for remediation costs is $50 million to $71 million.

Congress Landfill. In August 2010, Congress Development Company agreed with the State of Illinois to have a Final Consent Order (Final Order) entered by the Circuit Court of Illinois, Cook County. Pursuant to the Final Order, we have agreed to continue to implement certain remedial activities at the Congress Landfill. The remediation liability recorded as of December 31, 2012 is $83.4 million, of which $7.5 million is expected to be paid during 2013. We believe the reasonably possible range of loss for remediation costs is $53 million to $153 million.

It is reasonably possible that we will need to adjust the liabilities noted above to reflect the effects of new or additional information, to the extent that such information impacts the costs, timing or duration of the required actions. Future changes in our estimates of the costs, timing or duration of the required actions could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

9. DEBT

Our notes payable, capital leases and long-term debt at December 31, 2012 and 2011 are listed in the following table, and are presented net of adjustments to fair value related to hedging transactions.

		2012			2011		
Maturity	Interest Rate	Principal	Discount	Carry Value	Principal	Discount	Carry Value
Credit facilities:							
Uncommitted revolver	Variable	$ 13.9	$ -	$ 13.9	$ -	$ -	$ -
September 2013	Variable	-	-	-	17.2	-	17.2
April 2016	Variable	25.0	-	25.0	17.2	-	17.2
May 2017	Variable	-	-	-	-	-	-
Senior notes:							
June 2017	6.875	-	-	-	750.0	(75.8)	674.2
May 2018	3.800	700.0	(0.2)	699.8	700.0	(0.2)	699.8
September 2019	5.500	650.0	(3.4)	646.6	650.0	(3.8)	646.2
March 2020	5.000	850.0	(0.1)	849.9	850.0	(0.1)	849.9
November 2021	5.250	600.0	-	600.0	600.0	-	600.0
June 2022	3.550	850.0	(2.2)	847.8	-	-	-
May 2023	4.750	550.0	(1.3)	548.7	550.0	(1.4)	548.6
March 2035	6.086	275.7	(24.9)	250.8	275.7	(25.5)	250.2
March 2040	6.200	650.0	(0.5)	649.5	650.0	(0.5)	649.5
May 2041	5.700	600.0	(3.4)	596.6	600.0	(3.4)	596.6
Debentures:							
May 2021	9.250	35.3	(1.9)	33.4	35.3	(2.0)	33.3
September 2035	7.400	165.2	(41.4)	123.8	165.2	(41.9)	123.3
Tax-exempt:							
2013 - 2037	0.130 - 5.625	1,097.9	(0.4)	1,097.5	1,142.2	(15.8)	1,126.4
Other:							
2013 - 2046	5.000 - 11.900	87.2	-	87.2	89.4	-	89.4
Total Debt		$7,150.2	$ (79.7)	7,070.5	$7,092.2	$ (170.4)	6,921.8
Less: current portion				(19.4)			(34.8)
Long-term portion				$ 7,051.1			$ 6,887.0

Loss on Extinguishment of Debt

During 2012, 2011 and 2010, we completed financing transactions that resulted in cash paid for premiums and professional fees to repurchase debt as well as the non-cash write-off of unamortized debt discounts and deferred issuance costs. The following table summarizes the loss on extinguishment of debt for the years ended December 31, 2012, 2011, and 2010:

	Principal Repaid	Cash Paid in Loss on Extinguishment of Debt	Non-cash Loss on Extinguishment of Debt	Total Loss on Extinguishment of Debt
2012				
Amendments to Credit Facilities	$ -	$ -	$ 1.5	$ 1.5
$750.0 million 6.875% senior notes due June 2017	750.0	25.8	71.0	96.8
Tax-exempt financings	94.0	-	14.2	14.2
Ineffective portion of interest rate lock settlements	-	0.1	-	0.1
Loss on extinguishment of debt for the year ended December 31, 2012		$ 25.9	$ 86.7	$ 112.6
2011				
$600.0 million 7.125% senior notes due May 2016	$ 600.0	$ 21.4	$ 61.3	$ 82.7
$99.5 million 9.250% debentures due May 2021	64.2	24.2	3.8	28.0
$360.0 million 7.400% debentures due September 2035	194.8	44.7	49.9	94.6
Amendments to Credit Facilities	-	-	1.7	1.7
Ineffective portion of interest rate lock settlements	-	0.3	-	0.3
Tax-exempt financings	30.0	-	3.5	3.5
Loss on extinguishment of debt for the year ended December 31, 2011		$ 90.6	$ 120.2	$ 210.8
2010				
$425.0 million 6.125% senior notes due February 2014	$ 425.0	$ 8.7	$ 44.1	$ 52.8
$600.0 million 7.250% senior notes due March 2015	600.0	21.8	57.5	79.3
Accounts receivable securitization program	300.0	-	0.2	0.2
Tax-exempt financings	480.3	-	28.5	28.5
Loss on extinguishment of debt for the year ended December 31, 2010		$ 30.5	$ 130.3	$ 160.8

Credit Facilities

In May 2012, we amended and restated our $1.25 billion unsecured revolving credit facility due September 2013 (the Amended and Restated Credit Facility) to extend the maturity to May 2017. The Amended and Restated Credit Facility includes a feature that allows us to increase availability, at our option, by an aggregate amount up to $500 million through increased commitments from existing lenders or the addition of new lenders. At our option, borrowings under the Amended and Restated Credit Facility bear interest at a Base Rate, or a Eurodollar Rate, plus an applicable margin based on our Debt Ratings (all as defined in the agreements).

Contemporaneous with the execution of the Amended and Restated Credit Facility, we entered into Amendment No. 1 to our existing $1.25 billion unsecured credit facility (the Existing Credit Facility and, together with the Amended and Restated Credit Facility, the Credit Facilities) to reduce the commitments under the Existing Credit Facility to $1.0 billion and conform certain terms of the Existing Credit Facility to those of the Amended and Restated Credit Facility. Amendment No. 1 does not extend the maturity date under the Existing Credit Facility, which matures in April 2016.

In connection with entering into the Credit Facilities, the guarantees by our subsidiary guarantors with respect to the Credit Facilities were released. As a result, the guarantees by our subsidiary guarantors with respect to all of Republic's outstanding senior notes were automatically released. In addition, the guarantees by all of our subsidiary guarantors (other than Allied Waste Industries, Inc. and Allied Waste North America, Inc.) with respect to the 9.250% debentures and the 7.400% debentures issued by our subsidiary Browning-Ferris Industries, LLC (successor to Browning-Ferris Industries, Inc.) also were automatically released.

As of December 31, 2012 and 2011, the interest rate for our borrowings under our Credit Facilities was 1.32% and 3.25%, respectively. Our Credit Facilities also are subject to facility fees based on applicable rates defined in the agreements and the aggregate commitments, regardless of usage. Availability under our Credit Facilities can be used for working capital, capital expenditures, letters of credit and other general corporate purposes. The agreements governing our Credit Facilities require us to comply with certain financial and other covenants. We may pay dividends and repurchase common stock if we are in compliance with these covenants. As of December 31, 2012 and 2011, we had $25.0 million and $34.4 million of Base Rate – Prime and Eurodollar Rate borrowings, respectively. We had $909.4 million and $950.2 million of letters of credit using availability under our Credit Facilities, leaving $1,315.6 million and $1,515.4 million of availability under our Credit Facilities at December 31, 2012 and 2011, respectively. We were in compliance with the covenants under our Credit Facilities as of December 31, 2012.

In March 2012, we entered into a new $75.0 million uncommitted, unsecured credit facility agreement (the Uncommitted Credit Facility) bearing interest at LIBOR, plus an applicable margin. In July 2012, we amended the Uncommitted Credit Facility to increase the size to $125.0 million, with all other terms remaining unchanged. As of December 31, 2012, the interest rate for our borrowings under our Uncommitted Credit Facility was 1.35%. Our Uncommitted Credit Facility also is subject to facility fees defined in the agreement, regardless of usage. We can use borrowings under the Uncommitted Credit Facility for working capital and other general corporate purposes. The agreements governing our Uncommitted Credit Facility require us to comply with certain covenants. The Uncommitted Credit Facility may be terminated by either party at any time. As of December 31, 2012, we had $13.9 million of LIBOR borrowings.

Senior Notes and Debentures

In June 2012, we issued $850.0 million of 3.550% senior notes due 2022 (the 3.550% Notes). The 3.550% Notes are unsubordinated and unsecured obligations. We used the net proceeds from the 3.550% Notes to fund the redemption of our subsidiary's, Allied Waste North America, Inc., $750.0 million 6.875% senior notes maturing in 2017 and for general corporate purposes.

In August 2011, our 6.750% senior notes matured. We used cash on hand and incremental borrowings under our Credit Facilities to repay $387.0 million of principal due on these notes.

In May 2011, we issued $700.0 million of 3.800% senior notes due 2018 (the 3.800% Notes), $550.0 million of 4.750% senior notes due 2023 (the 4.750% Notes) and $600.0 million of 5.700% senior notes due 2041 (the 5.700% Notes, together with the 3.800% Notes and the 4.750% Notes, the 2011 Notes). We used the net proceeds from the 2011 Notes as follows: (a) $621.4 million to fund the redemption of our $600.0 million 7.125% senior notes maturing in 2016; (b) $81.6 million to purchase $59.2 million of our subsidiary Browning-Ferris Industries, LLC's 9.250% debentures maturing in 2021; (c) $221.8 million to purchase $180.7 million of our subsidiary Browning-Ferris Industries, LLC's 7.400% debentures maturing in 2035; (d) $619.0 million to repay borrowings under our Credit Facilities; and (e) the remainder for general corporate purposes. In May 2011, our 6.375% senior notes matured. We used cash on hand and incremental borrowings under our Credit Facilities to repay $216.9 million of principal due on these notes.

In February 2011, our 5.750% senior notes matured. We used cash on hand and incremental borrowings under our Credit Facilities to repay $262.9 million of principal due on these notes.

In November 2010, our 6.50% senior notes matured. We used cash on hand and incremental borrowings under our Credit Facilities to repay $221.6 million of principal due on these notes.

In March 2010, we issued $850.0 million of 5.00% senior notes due 2020 (the 2020 Notes), with an unamortized discount of $0.1 million at December 31, 2010, and $650.0 million of 6.20% senior notes due 2040 (the 2040 Notes, and, together with the 2020 Notes, the 2010 Notes). We used the net proceeds from the 2010 Notes as follows: (a) $433.7 million to redeem the 6.125% senior notes due 2014 at a premium of 102.042% ($425.0 million principal outstanding); (b) $621.8 million to redeem the 7.250% senior notes due 2015 at a premium of 103.625% ($600.0 million principal outstanding); and (c) the remainder to reduce amounts outstanding under our Credit Facilities and for general corporate purposes.

Our senior notes are general senior unsecured obligations. Interest is payable semi-annually. These senior notes have a make-whole call provision that is exercisable at any time prior to the respective maturity dates per the debt table above at a stated redemption price.

The 9.250% Debentures are not redeemable prior to maturity and are not subject to any sinking fund requirements. The 7.400% Debentures are not subject to any sinking fund requirements and may be redeemed in whole or in part, at our option at any time. The redemption price is equal to the greater of the principal amount of the debentures and the present value of the future principal and interest payments discounted at a rate specified under the terms of the indenture.

Tax-Exempt Financings

As of December 31, 2012 and 2011, we had $1,097.5 million and $1,126.4 million, respectively, of fixed and variable rate tax-exempt financings outstanding with maturities ranging from 2013 to 2037. As of December 31, 2012 and 2011, the total of the unamortized adjustment to fair value recorded in purchase accounting for the tax-exempt financings assumed from Allied was $0.4 million and $15.8 million, respectively, which is being amortized to interest expense over the remaining terms of the debt.

Approximately 85% of our tax-exempt financings are remarketed quarterly, weekly or daily by a remarketing agent to effectively maintain a variable yield. Certain of these variable rate tax-exempt financings are credit enhanced with letters of credit having terms in excess of one year issued by banks with investment grade credit ratings. The holders of the bonds can put them back to the remarketing agent at the end of each interest period. To date, the remarketing agents have been able to remarket our variable rate unsecured tax-exempt bonds. These bonds have been classified as long term because of our ability and intent to refinance them using availability under our Credit Facilities, if necessary.

As of December 31, 2012, we had $164.2 million of restricted cash and marketable securities, of which $24.7 million represented proceeds from the issuance of tax-exempt bonds and other tax-exempt financings and will be used to fund capital expenditures under the terms of the agreements. Restricted cash and marketable securities also include amounts held in trust as a financial guarantee of our performance.

Other Debt

Other debt primarily includes capital lease liabilities of $87.0 million and $88.3 million as of December 31, 2012 and 2011, respectively, with maturities ranging from 2013 to 2046.

Future Maturities of Debt

Aggregate maturities of notes payable, capital leases and other long-term debt as of December 31, 2012, excluding non-cash discounts, premiums, and adjustments to fair value recorded in purchase accounting totaling $79.7 million, are as follows:

2013	$ 15.1
2014	15.7
2015	10.1
2016	29.1
2017	9.6
Thereafter	7,070.6
	$7,150.2

Fair Value of Debt

The fair value of our fixed rate senior notes using observable market inputs is $6.9 billion and $6.3 billion at December 31, 2012 and 2011, respectively. The carrying value of these notes is $5.8 billion and $5.7 billion at December 31, 2012 and 2011, respectively. The carrying amounts of our remaining notes payable and tax-exempt financing approximate fair value because interest rates are variable and, accordingly, approximate current market rates for instruments with similar risk and maturities. The fair value of our debt, using significant observable market inputs (Level 2) is determined as of the balance sheet date and is subject to change.

Guarantees

We have guaranteed some of the tax-exempt bonds of our subsidiaries. If a subsidiary fails to meet its obligations associated with tax-exempt bonds as they come due, we will be required to perform under the related guarantee agreement. No additional liability has been recorded for these guarantees because the underlying obligations are reflected in our consolidated balance sheets.

Interest Paid

Interest paid was $341.0 million, $396.2 million and $417.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. The components of interest expense are as follows:

	2012	2011	2010
Interest expense on debt and capital lease obligations	$ 338.5	$ 372.9	$ 413.2
Accretion of debt discounts	12.2	25.6	52.4
Accretion of remediation and risk reserves	46.2	49.8	48.1
Less: capitalized interest	(8.4)	(8.1)	(6.3)
Total interest expense	$ 388.5	$ 440.2	$ 507.4

Interest Rate Swap and Lock Agreements

Our ability to obtain financing through the capital markets is a key component of our financial strategy. Historically, we have managed risk associated with executing this strategy, particularly as it relates to fluctuations in interest rates, by using a combination of fixed and floating rate debt. We also entered into interest rate swap agreements to manage risk associated with fluctuations in interest rates. The swap agreements, with a total notional value of $210.0 million, matured in August 2011. This maturity was identical to our unsecured notes that also matured in August 2011. Under the swap agreements, we paid interest at floating rates based on changes in LIBOR and received interest at a fixed rate of 6.75%. We reduced interest expense by $5.4 million and $8.5 million due to periodic settlements of active swap agreements during years ended December 31, 2011 and 2010. At December 31, 2012 and 2011 we had no interest rate swap agreements outstanding.

From time to time, we enter into treasury and interest rate locks to manage exposure to fluctuations in interest rates in anticipation of future debt issuances. These transactions are accounted for as a cash flow hedges. As of December 31, 2012 and 2011, no interest rate lock cash flow hedges were outstanding.

During the second quarter 2012, we entered into a number of interest rate lock agreements having an aggregate notional amount of $200.0 million with fixed interest rates approximating 2.20% to manage exposure to fluctuations in interest rates in anticipation of the planned issuance of the 3.550% Notes. Upon issuance of the 3.550% Notes, we terminated the interest rate locks and paid $4.8 million to the counterparties. The effective portion of the interest rate locks, recorded as a component of accumulated other comprehensive income, was $4.7 million, or $2.7 million net of tax.

During the first and second quarters of 2011, we entered into a number of interest rate lock agreements having an aggregate notional amount of $725.0 million with fixed interest rates ranging from 3.10% to 4.61% to manage exposure to fluctuations in interest rates in anticipation of the planned issuance of the 2011 Notes. Upon issuance of the 2011 Notes, we terminated the interest rate locks and paid $36.5 million to the counterparties. The effective portion of the interest rate locks, recorded as a component of accumulated other comprehensive income, was $36.2 million, or $21.2 million net of tax.

During the first quarter of 2010, we entered into interest rate lock agreements having an aggregate notional amount of $500.0 million to hedge interest rates in connection with the issuance of the 2010 Notes. Upon issuance of these notes, we terminated the interest rate locks and paid approximately $7.0 million to the counterparties. The effective portion of the interest rate locks, recorded as a component of accumulated other comprehensive income, was $6.4 million or $3.7 million net of tax.

As of December 31, 2012 and December 31, 2011, the effective portion of the interest rate locks, recorded as a component of accumulated other comprehensive income, was $24.6 million and $23.2 million, respectively. The effective portion of the interest rate locks will be amortized as an adjustment to interest expense over the life of the issued debt using the effective interest rate method. We expect to amortize $2.5 million over the next twelve months as a yield adjustment to our senior notes.

The effective portion of the interest rate locks amortized as a net increase to interest expense during the years ended December 31, 2012, 2011 and 2010 was $2.2 million, $1.4 million and $0.4 million, respectively.

10. INCOME TAXES

The components of the provision for income taxes for the years ended December 31, are as follows:

	2012	2011	2010
Current:			
Federal	$ 228.7	$ 201.7	$ 253.9
State	29.2	38.6	50.2
Federal and state deferred provision	83.9	334.8	61.4
Uncertain tax positions and interest, and other	(90.0)	(257.7)	4.0
Provision for income taxes	$ 251.8	$ 317.4	$ 369.5

The reconciliations of the statutory federal income tax rate to our effective tax rate for the years ended December 31, are as follows:

	2012	2011	2010
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.5	3.2	5.4
Non-deductible expenses	1.1	1.6	2.1
Uncertain tax position taxes and interest	(4.7)	(2.5)	0.3
Other, net	(3.3)	(2.3)	(0.7)
Effective income tax rate	30.6%	35.0%	42.1%

Our 2012 effective tax rate was favorably impacted by the settlement with the IRS appeals division of Allied's federal tax years 2004 – 2008. This settlement benefited our 2012 tax provision by approximately $35 million due to the reversals of previously accrued tax and interest. In 2011, our effective tax rate was favorably impacted by the settlement with the IRS appeals division of Allied's federal tax years 2000 – 2003. This settlement favorably impacted our 2011 tax provision by approximately $23 million due to reversals of previously accrued tax and interest.

In addition, our 2012 and 2011 tax provisions were favorably impacted by the realization of tax credits and lower state rates due to changes in estimates of approximately $16 million and $19 million, respectively.

During 2012, we did not dispose of any goodwill without corresponding tax basis. However, during 2011 and 2010, we incurred charges of $7.1 million and $13.1 million, respectively, for dispositions of goodwill that had no corresponding tax basis, and thus, were non-deductible for tax purposes.

The components of the net deferred income tax asset and liability at December 31, 2012 and 2011 are as follows:

	2012	2011
Deferred tax liabilities relating to:		
Differences between book and tax basis of property	$ (955.6)	$ (913.7)
Difference between book and tax basis of intangible assets	(676.5)	(692.1)
Basis difference due to redemption of partnership interests	(128.6)	(128.2)
Total liabilities	$ (1,760.7)	$ (1,734.0)
Deferred tax assets relating to:		
Environmental reserves	$ 348.3	$ 331.3
Accruals not currently deductible	232.2	310.3
Net operating loss carryforwards, state taxes	130.2	126.3
Difference between book and tax basis of other assets	92.4	93.3
Deferred taxes on uncertain tax positions	17.5	28.9
Other	5.8	2.0
Total assets	826.4	892.1
Valuation allowance	(124.8)	(118.1)
Net deferred tax asset	701.6	774.0
Net deferred tax liabilities	$ (1,059.1)	$ (960.0)

Changes in the deferred tax valuation allowance for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Valuation allowance, beginning of year	$ 118.1	$ 120.1	$ 126.5
Additions charged to income	1.9	2.1	8.3
Usage	(3.2)	(4.3)	(10.4)
Expirations of state net operating losses	(0.3)	(0.3)	(0.3)
Other, net	8.3	0.5	(4.0)
Valuation allowance, end of year	$ 124.8	$ 118.1	$ 120.1

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized after the initial recognition of the deferred tax asset. We also provide valuation allowances, as needed, to offset portions of deferred tax assets due to uncertainty surrounding the future realization of such deferred tax assets. We adjust the valuation allowance in the period management determines it is more likely than not that deferred tax assets will or will not be realized.

We have state net operating loss carryforwards with an estimated tax effect of $130.2 million available at December 31, 2012. These state net operating loss carryforwards expire at various times between 2013 and 2032. We believe that it is more likely than not that the benefit from certain state net operating loss carryforwards will not be realized. In recognition of this risk, at December 31, 2012, we have provided a valuation allowance of $113.5 million for certain state net operating loss carryforwards. At December 31, 2012, we also have provided a valuation allowance of $11.3 million for certain other deferred tax assets.

Deferred income taxes have not been provided on the undistributed earnings of our Puerto Rican subsidiaries of approximately $40 million and $39 million as of December 31, 2012 and 2011, respectively, as such earnings are considered to be permanently invested in those subsidiaries. If such earnings were to be remitted to us as dividends, we would incur approximately $14 million of federal income taxes.

We made income tax payments (net of refunds received) of approximately $185 million, $173 million and $418 million for 2012, 2011 and 2010, respectively.

Income taxes paid in 2012 and 2011 reflect the favorable tax depreciation provisions of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (Tax Relief Act) that was signed into law in December 2010. The Tax Relief Act included 100% bonus depreciation for property placed in service after September 8, 2010 and through December 31, 2011 (and for certain long-term construction projects to be placed in service in 2012) and 50% bonus depreciation for property placed in service in 2012 (and for certain long-term construction projects to be placed in service in 2013). Income taxes paid in 2010 includes $111 million related to the settlement of certain tax liabilities regarding BFI risk management companies.

We and our subsidiaries are subject to income tax in the U.S. and Puerto Rico, as well as income tax in multiple state jurisdictions. Our compliance with income tax rules and regulations is periodically audited by tax authorities. These authorities may challenge the positions taken in our tax filings. Thus, to provide for certain potential tax exposures, we maintain liabilities for uncertain tax positions for our estimate of the final outcome of the examinations.

The following table summarizes the activity in our gross unrecognized tax benefits for the years ended December 31:

	2012	2011	2010
Balance at beginning of year	$ 54.3	$ 222.8	$ 242.2
Additions based on tax positions related to current year	0.9	-	2.8
Additions for tax positions of prior years	64.0	0.6	7.5
Reductions for tax positions of prior years	-	(162.2)	(7.4)
Reductions for tax positions resulting from lapse of statute of limitations	(7.3)	-	(10.4)
Settlements	(27.2)	(6.9)	(11.9)
Balance at end of year	$ 84.7	$ 54.3	$ 222.8

During 2012, we settled with the IRS appeals division Allied's 2004 – 2008 tax years. The resolution of these tax periods reduced our gross unrecognized tax benefits by $27.2 million. The majority of the 2012 increase for prior years' tax positions is attributable to the 2012 filings of amended state tax returns as a consequence of resolving Allied's legacy tax issues. As of December 31, 2012, $28.9 million of the $84.7 million of unrecognized tax benefits relates to tax positions taken by Allied prior to the 2008 acquisition.

During 2011, we settled with the IRS appeals division Allied's 2000 – 2003 tax years. This included Allied's 2002 partnership exchange issue (see - *Exchange of Partnership Interests*). The resolution of these tax periods reduced our gross unrecognized tax benefits by $166.2 million. We also resolved various state matters during 2011 that, in the aggregate, reduced our gross unrecognized tax benefits by $2.9 million.

During 2010, the IRS concluded its examination of our 2005 – 2007 tax years. The conclusion of this examination reduced our gross unrecognized tax benefits by $1.9 million. We also resolved various state matters during 2010 that, in the aggregate, reduced our gross unrecognized tax benefits by $10.0 million.

Included in the balance at December 31, 2012 and 2011 are $59.9 million and $42.9 million of unrecognized tax benefits (net of the federal benefit on state issues) that, if recognized, would affect our effective income tax rate in future periods.

We recognize interest and penalties as incurred within the provision for income taxes in our consolidated statements of income. Related to the unrecognized tax benefits previously noted, we recorded interest expense of approximately $1 million during 2012 and, in total as of December 31, 2012, have recognized a liability for penalties of $0.7 million and interest of $18.9 million.

During 2011, we accrued interest of $12.0 million and, in total as of December 31, 2011, had recognized a liability for penalties of $0.7 million and interest of $49.7 million. During 2010, we accrued interest of $19.2 million and, in total at December 31, 2010, had recognized a liability for penalties of $1.2 million and interest of $99.9 million.

The decrease in accrued interest during 2011 was due to the December 2011 settlement of uncertain tax positions related to Allied's 2000 – 2003 tax periods. The decrease in accrued interest and penalties between 2010 and 2009 was driven mainly by the additional settlements discussed previously.

Gross unrecognized tax benefits that we expect to settle in the following twelve months are in the range of $10-$20 million. However, it is reasonably possible that the amount of unrecognized tax benefits will increase or decrease in the next twelve months.

We are under federal income tax audit for calendar years 2009 and 2010. At the exam level, we have concluded and resolved all issues related to our 2009 – 2010 tax years and, at December 31, 2012, were awaiting the results of a final review before the Congressional Joint Committee on Taxation. In January 2013, we received notification that this review was completed. Consequently, we will reflect the final settlement of the 2009 – 2010 tax years in our 2013 tax provision.

We are also under state examination in various jurisdictions for various tax years, including Allied's open tax periods which we acquired as a result of the 2008 merger. These state audits are ongoing.

We believe the liabilities for uncertain tax positions recorded are adequate. However, a significant assessment against us in excess of the liabilities recorded could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Exchange of Partnership Interests

In April 2002, Allied exchanged minority partnership interests in four waste-to-energy facilities for majority partnership interests in equipment purchasing businesses, which are now wholly owned subsidiaries. In November 2008, the IRS issued a formal disallowance to Allied contending that the exchange was instead a sale on which a corresponding gain should have been recognized. In December 2011, we reached an agreement with the IRS appeals division to settle this issue.

Methane Gas

As part of its examination of Allied's 2004 – 2008 federal income tax returns, the IRS reviewed Allied's treatment of costs associated with its landfill operations. As a result of this review, the IRS had proposed that certain landfill costs be allocated to the collection and control of methane gas that is naturally produced within the landfill. The IRS' position was that the methane gas produced by a landfill was a joint product resulting from the operation of the landfill and, therefore, these costs should not be expensed until the methane gas was sold or otherwise disposed.

During 2012, we resolved all tax matters related to Allied's 2004 – 2008 tax years. The company's treatment of costs was sustained, and consequently, no adjustments were made to the consolidated financial statements.

11. EMPLOYEE BENEFIT PLANS

Stock-Based Compensation

In July 1998, we adopted the 1998 Stock Incentive Plan (1998 Plan) to provide for grants of options to purchase shares of common stock, restricted stock and other equity based compensation to our employees and non-employee directors who are eligible to participate in the 1998 Plan. The 1998 Plan expired on June 30, 2008. In February 2007, our board of directors approved the 2007 Stock Incentive Plan (2007 Plan) and in May 2007 our stockholders ratified the 2007 Plan. In March 2011, our board of directors approved the Amended and Restated Republic Services, Inc. 2007 Stock Incentive Plan (the Amended and Restated Plan) and in May 2011 our stockholders ratified the Amended and Restated Plan. We currently have 19.7 million shares of common stock reserved for future grants under our Amended and Restated Plan.

Options granted under the 1998 Plan, the 2007 Plan and the Amended and Restated Plan are non-qualified and are granted at a price equal to the fair market value of our common stock at the date of grant. Generally, options granted have a term of seven to ten years from the date of grant, and vest in increments of 25% per year over a period of four years beginning on the first anniversary date of the grant. Options granted to non-employee directors have a term of ten years and are fully vested at the grant date.

In December 2008, the board of directors amended and restated the Republic Services, Inc. 2006 Incentive Stock Plan (formerly known as the Allied Waste Industries, Inc. 2006 Incentive Stock Plan (the 2006 Plan)). Allied's stockholders approved the 2006 Plan in May 2006. The 2006 Plan was amended and restated in December 2008 to reflect that Republic Services, Inc. is the new sponsor of the Plan, that any references to shares of common stock is to shares of common stock of Republic Services, Inc., and to adjust outstanding awards and the number of shares available under the Plan to reflect the acquisition. The 2006 Plan, as amended and restated, provides for the grant of non-qualified stock options, incentive stock options, shares of restricted stock, shares of phantom stock, stock bonuses, restricted stock units, stock appreciation rights, performance awards, dividend equivalents, cash awards, or other stock-based awards. Awards granted under the 2006 Plan prior to December 5, 2008 became fully vested and nonforfeitable upon the closing of the acquisition. Awards may be granted under the 2006 Plan, as amended and restated, after December 5, 2008 only to employees and consultants of Allied Waste Industries, Inc. and its subsidiaries who were not employed by Republic Services, Inc. prior to such date. At December 31, 2012, there were approximately 15.5 million shares of common stock reserved for future grants under the 2006 Plan.

Stock Options

We use a binomial option-pricing model to value our stock option grants. We recognize compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award, or to the employee's retirement eligible date, if earlier. Expected volatility is based on the weighted average of the most recent one year volatility and a historical rolling average volatility of our stock over the expected life of the option. The risk-free interest rate is based on Federal Reserve rates in effect for bonds with maturity dates equal to the expected term of the option. We use historical data to estimate future option exercises, forfeitures (at 3.0% for each of the period presented) and expected life of the options. When appropriate, separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The weighted-average estimated fair values of stock options granted during the years ended December 31, 2012, 2011 and 2010 were $4.77, $5.35 and $5.28 per option, respectively, which were calculated using the following weighted-average assumptions:

	2012	2011	2010
Expected volatility	27.8%	27.3%	28.6%
Risk-free interest rate	0.8%	1.7%	2.4%
Dividend yield	3.2%	2.7%	2.9%
Expected life (in years)	4.5	4.4	4.3
Contractual life (in years)	7.0	7.0	7.0

The following table summarizes the stock option activity for the years ended December 31, 2010, 2011 and 2012:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2009	15.1	$ 23.69		
Granted	3.1	27.48		
Exercised	(3.9)	21.73		$ 34.3
Forfeited or expired	(0.7)	27.38		
Outstanding at December 31, 2010	13.6	24.97		
Granted	3.0	29.83		
Exercised	(1.7)	22.31		$ 14.4
Forfeited or expired	(0.6)	28.63		
Outstanding at December 31, 2011	14.3	26.13		
Granted	3.1	29.63		
Exercised	(2.9)	29.32		$ 18.8
Forfeited or expired	(0.8)	28.80		
Outstanding at December 31, 2012	13.7	$ 27.51	4.1	$ 29.5
Exercisable at December 31, 2012	7.6	$ 26.22	3.1	$ 25.6

During 2012, 2011 and 2010, compensation expense for stock options was $13.2 million, $13.1 million and $12.8 million, respectively.

As of December 31, 2012, total unrecognized compensation expense related to outstanding stock options was $9.1 million, which will be recognized over a weighted average period of 1.8 years. The total fair value of stock options that vested in 2012, 2011 and 2010 was $10.9 million, $8.7 million and $4.0 million, respectively.

We classified excess tax benefits of $1.9 million, $2.5 million and $3.5 million as cash flows from financing activities for 2012, 2011 and 2010, respectively. All other tax benefits related to stock options have been presented as a component of cash flows from operating activities.

REPUBLIC SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Stock Awards

The following table summarizes the restricted stock unit and restricted stock activity for the years ended December 31, 2010, 2011 and 2012:

	Number of Restricted Stock Units and Shares of Restricted Stock (In Thousands)	Weighted-Average Grant Date Fair Value per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Unissued at December 31, 2009	653.2	$ 23.85		
Granted	367.9	29.14		
Vested and issued	(171.8)	22.63		
Forfeited	-	-		
Unissued at December 31, 2010	849.3	26.39		
Granted	179.2	29.97		
Vested and issued	(250.5)	26.61		
Forfeited	(8.0)	24.97		
Unissued at December 31, 2011	770.0	27.17		
Granted	303.8	27.76		
Vested and issued	(167.2)	26.35		
Forfeited	(1.3)	29.79		
Unissued at December 31, 2012	905.3	$ 27.51	0.5	$ 26.6
Vested and unissued at December 31, 2012	535.0	$ 26.72		

During 2012, we awarded our non-employee directors 75,000 restricted stock units, which vested immediately. During 2012, we awarded 179,201 restricted stock units to executives that vest in four equal annual installments beginning on the anniversary date of the original grant. In addition, 26,747 restricted stock units were earned as dividend equivalents. The restricted stock units do not carry any voting or dividend rights, except the right to receive additional restricted stock units in lieu of dividends. Also, we granted 22,805 shares of restricted stock to an executive that vested upon his retirement in January 2013.

During 2011, our non-employee directors were awarded 82,500 restricted stock units under our Amended and Restated Plan, which vested immediately. During 2011. we awarded 76,699 restricted stock units to executives that vest in four equal annual installments beginning on the anniversary date of the original grant. In addition, 20,039 restricted stock units were earned as dividend equivalents.

During 2010, we awarded 92,894 restricted stock units to our non-employee directors under our Amended and Restated Plan, of which 88,732 vested immediately. The remaining restricted stock units awarded during the year ended December 31, 2010 vest in three equal annual installments beginning on the anniversary date of the original grant. During 2010, we awarded 210,437 restricted stock units to executives and other officers that vest in four equal annual installments beginning on the anniversary date of the original grant.

The fair value of restricted stock and restricted stock units is based on the closing market price on the date of the grant. The compensation expense related to restricted stock units and restricted stock is amortized ratably over the vesting period.

During 2012, 2011 and 2010, compensation expense related to restricted stock units and restricted shares totaled $8.0 million, $7.5 million and $11.7 million, respectively.

Defined Benefit Pension Plan

We currently have one qualified defined benefit pension plan, the BFI Retirement Plan (the Plan). The Plan covers certain employees in the United States, including some employees subject to collective bargaining agreements.

The Plan benefits are frozen. Interest credits continue to be earned by participants in the Plan, and participants whose collective bargaining agreements provide for additional benefit accruals under the Plan continue to receive those credits in accordance with the terms of their bargaining agreements. The Plan was converted from a traditional defined benefit plan to a cash balance plan in 1993.

Prior to the conversion of the cash balance design, benefits payable as a single life annuity under the Plan were based on the participant's highest five years of earnings out of the last ten years of service. Upon conversion to the cash balance plan, the existing accrued benefits were converted to a lump-sum value using the actuarial assumptions in effect at the time. Participants' cash balance accounts are increased until retirement by certain benefit and interest credits under the terms of their bargaining agreements. Participants may elect early retirement with the attainment of age 55 and completion of ten years of credited service at reduced benefits. Participants with 35 years of service may retire at age 62 without any reduction in benefits.

Effective January 1, 2011, the Plan was amended to solicit participants in the Plan to take a lump sum distribution of their eligible retirement benefits. During the year ended December 31, 2011, we made $67.0 million of lump sum payments to participants. We recognized $3.6 million, net of tax, of deferred actuarial gain within our selling, general and administrative expenses as a result of settlement accounting applied to these transactions.

Our pension contributions are made in accordance with funding standards established by Employee Retirement Income Security Act of 1974 and the Internal Revenue Code, as amended by the Pension Protection Act enacted in 2006 (the PPA). No contributions were made in either 2012 or 2011.

We must separately recognize the overfunded or underfunded status of our pension plan as an asset or liability. The funded status represents the difference between the projected benefit obligation (PBO) and the fair value of the plan assets. The PBO is the present value of benefits earned to date by plan participants, including the effect of assumed future salary increases, if any. The PBO is equal to the accumulated benefit obligation (ABO) as the present value of these liabilities is not affected by assumed future salary increases. We use a measurement date that coincides with our year end of December 31.

The following table presents the ABO and reconciliations of the changes in the PBO, the plan assets and the accounting funded status of our defined benefit pension plan for the years ended December 31, 2012 and 2011.

	Defined Benefit Pension Plan	
	2012	2011
Accumulated Benefit Obligation	$ 301.4	$ 343.5
Change in Projected Benefit Obligation:		
Projected benefit obligation at beginning of year	$ 343.5	$ 371.6
Interest cost	13.1	17.0
Actuarial (gain) loss	(6.9)	30.2
Benefits paid	(48.3)	(75.3)
Projected benefit obligation at end of year	$ 301.4	$ 343.5
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$ 303.6	$ 363.9
Actual return on plan assets	43.0	18.0
Estimated expenses	(3.0)	(3.0)
Benefits paid	(48.3)	(75.3)
Fair value of plan assets at end of year	$ 295.3	$ 303.6
Unfunded status	$ 6.1	$ 39.9
Amounts recognized in the statement of financial position consist of:		
Noncurrent liabilities	$ 6.1	$ 39.9
Net amount recognized	$ 6.1	$ 39.9
Weighted average assumptions used to determine benefit obligations:		
Discount rate	3.70%	4.25%
Rate of compensation increase	N/A	N/A

The amounts included in accumulated other comprehensive income on the consolidated statement of financial position that have not yet been recognized as components of net periodic benefit cost at December 31, 2012 and 2011 are as follows:

	Pension Benefits	
	2012	2011
Accumulated other comprehensive loss (income)		
Net actuarial gain	$ 27.1	$ 1.7

The components of the net periodic benefit cost are summarized below:

	2012	2011	2010
Components of Net Periodic Benefit Cost:			
Service cost	$ 3.0	$ 3.0	$ 0.2
Interest cost	13.1	17.0	20.5
Expected return on plan assets	(18.9)	(23.5)	(23.6)
Recognized net actuarial gain	-	(0.5)	-
Amortization of prior service cost	0.1	0.1	-
Settlement income	(2.2)	(5.9)	-
Net periodic benefit cost	$ (4.9)	$ (9.8)	$ (2.9)
Weighted average assumptions used to determine net periodic benefit cost:			
Discount rate	3.60%	5.25%	5.75%
Expected return on plan assets	6.50%	7.25%	7.25%
Rate of compensation increase	N/A	N/A	4.00%

We determine the discount rate used in the measurement of our obligations based on a model that matches the timing and amount of expected benefit payments to maturities of high quality bonds priced as of the pension plan measurement date. Where that timing does not correspond to a published high-quality bond rate, our model uses an expected yield curve to determine an appropriate current discount rate. The yields on the bonds are used to derive a discount rate for the liability. The term of our obligation, based on the expected retirement dates of our workforce, is approximately ten years.

In developing our expected rate of return assumption, we have evaluated the actual historical performance and long-term return projections of the Plan assets, which give consideration to the asset mix and the anticipated timing of the pension plan outflows. We employ a total return investment approach whereby a mix of equity and fixed income investments are used to maximize the long-term return of plan assets for what we consider a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and our financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks as well as growth, value, and small and large capitalizations. Derivatives may be used to gain market exposure in an efficient and timely manner. However, derivatives may not be used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset and liability studies, and quarterly investment portfolio reviews.

The following table summarizes our target asset allocation for 2012 and actual asset allocation at December 31, 2012 and 2011 for our defined benefit pension plan:

	Target Asset Allocation	2012 Actual Asset Allocation	2011 Actual Asset Allocation
Debt securities	70%	70%	66%
Equity securities	30	30	33
Cash or cash equivalents	-	-	1
Total	100%	100%	100%

For 2013, the investment strategy for pension plan assets is to maintain a broadly diversified portfolio designed to achieve our target of an average long-term rate of return of 6.00%. While we believe we can achieve a long-term average return of 6.00%, we cannot be certain that the portfolio will perform to our expectations. Assets are strategically allocated among debt and equity portfolios to achieve a diversification level that dampens fluctuations in investment returns. Asset allocation target ranges and strategies are reviewed periodically with the assistance of an independent external consulting firm.

The pension assets are measured at fair value. The following table summarizes, by level, within the fair value hierarchy, the investments of the Plan at fair value as of December 31, 2012 and 2011:

		Fair Value Measurements Using		
	Total as of December 31, 2012	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market account	$ 8.5	$ 8.5	$ -	$ -
Common stock	14.4	14.4	-	-
Mutual funds and real estate investment trusts	184.1	140.6	43.5	-
Bonds	87.9	-	87.9	-
Limited partnerships	0.4	-	-	0.4
Total assets	$ 295.3	$ 163.5	$ 131.4	$ 0.4

		Fair Value Measurements Using		
	Total as of December 31, 2011	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market account	$ 3.3	$ 3.3	$ -	$ -
Common stock	13.7	13.7	-	-
Mutual funds and real estate investment trusts	206.1	162.4	43.7	-
Bonds	80.1	-	80.1	-
Limited partnerships	0.4	-	-	0.4
Total assets	$ 303.6	$ 179.4	$ 123.8	$ 0.4

Estimated future benefit payments for the next ten years under the Plan are as follows:

2013	$ 24.7
2014	20.9
2015	19.9
2016	20.0
2017	20.6
2018 through 2022	99.5

Multiemployer Pension Plans

We contribute to 27 multiemployer pension plans under collective bargaining agreements covering union-represented employees. Approximately 20% of our total current employees are participants in such multiemployer plans. These plans generally provide retirement benefits to participants based on their service to contributing employers. We do not administer these multiemployer plans. In general, these plans are managed by a board of trustees with the unions appointing certain trustees and other contributing employers of the plan appointing certain members. We generally are not represented on the board of trustees.

Based on the information available to us, we believe that some of the multiemployer plans to which we contribute are either "critical" or "endangered" as those terms are defined in the PPA. The PPA requires underfunded pension plans to improve their funding ratios within prescribed intervals based on the level of their underfunding. Until the plan trustees develop the funding improvement plans or rehabilitation plans as required by the PPA, we cannot determine the amount of assessments we may be subject to, if any. Accordingly, we cannot determine at this time the impact that the PPA may have on our consolidated financial position, results of operations or cash flows.

Furthermore, under current law regarding multiemployer benefit plans, a plan's termination, our voluntary withdrawal (which we consider from time to time), or the mass withdrawal of all contributing employers from any under-funded multiemployer pension plan would require us to make payments to the plan for our proportionate share of the multiemployer plan's unfunded vested liabilities. It is possible that there may be a mass withdrawal of employers contributing to these plans or plans may terminate in the near future. We could have adjustments to our estimates for these matters in the near term that could have a material effect on our consolidated financial condition, results of operations or cash flows.

Republic's participation in individually significant multiemployer pension plans for the year ended December 31, 2012 is outlined in the table below. Only with respect to multiemployer pension plans, we considered contributions in excess of $3.0 million in any period disclosed to be individually significant. The most recent PPA zone status available in 2012 and 2011 is for the plans' year ended September 30 or December 31, 2011 and 2010, respectively. The status is based on information that Republic received from the plan and is certified by the plans' actuary. Among other factors, plans in the "critical" red zone are generally less than 65% funded, plans in the "endangered" yellow zone are less than 80% funded, and plans in the "safe" green zone are at least 80% funded. The last column lists the expiration dates of the collective-bargaining agreements (CBA) to which the plans are subject. There have been no significant changes that affect the comparability of the 2012, 2011 and 2010 contributions.

		Pension Protection Act Zone Status		Funding Improvement or Rehabilitation Plan Status Pending /	Republic Contributions to Plan			Surcharge	Expiration
Legal Plan Name	EIN	2011	2010	Implemented	2012	2011	2010	Imposed	of CBA
Central States, Southeast and Southwest Areas Pension Fund	36-6044243	Critical	Critical	Implemented	$ 3.5	$ 3.9	$ 4.1	No	1/31/12 - 8/31/13
Local 731 Private Scavengers and Garage Attendants Pension Trust Fund	36-6513567	Endangered	Endangered	Implemented	6.3	3.4	3.2	No	9/30/13 - 1/31/14
Western Conference of Teamsters Pension Plan	91-6145047	Safe	Safe	No	26.7	31.6	32.6	No	12/31/09 - 6/30/17
Individually significant plans					36.5	38.9	39.9		
All other plans	N/A	N/A	N/A	N/A	9.0	9.8	10.5	N/A	
Total					$45.5	$48.7	$50.4		

We are listed in the Form 5500 for Local 731 Private Scavengers and Garage Attendants Pension Trust Fund as providing more than 5 percent of the total contributions. At the date the financial statements were issued, Forms 5500 were not available for the plan years ending September 31, 2012 or December 31, 2012.

Central States, Southeast and Southwest Areas Pension Fund

We have collective bargaining agreements (CBAs) with local bargaining units of the Teamsters under which we have obligations to contribute to the Central States, Southeast and Southwest Areas Pension Fund (the Fund). All of these CBAs were, are or will be under negotiation in 2012 and 2013. As part of our negotiations, we have proposed or intend to propose to withdraw from the Fund. Withdrawal is only one of the issues in these negotiations, and we do not know what the ultimate outcome of the negotiations in any locale will be. With respect to each CBA, if we do withdraw, this will constitute a Withdrawal Event and will require us to make payments to the Fund for a proportionate share of its unfunded vested liabilities.

In 2012, we withdrew recognition of the Teamsters as the designated representative of our employees in our Danville, Illinois facility and employees in our Dayton, Ohio facility ratified a new CBA that includes a provision terminating our obligation to contribute to the Fund. Each of these actions constitutes a Withdrawal Event. Based on information provided to us by the Fund, our actuarial calculations and a number of other variable factors including our estimated number of 2013 contribution based units, we have estimated our liability to the Fund associated with these two Withdrawal Events will be approximately $31 million, which was charged to earnings in 2012.

If we do have an additional Withdrawal Event or Events with respect to one or more of the remaining bargaining units, the amount ultimately payable would depend upon a number of variable factors involving valuations and actuarial calculations. We do not presently know what the result of those calculations and valuations would be. However, we believe our additional liability upon a complete withdrawal from the Fund would be between $113 million and $146 million if it were to occur in 2013, based on current estimates. In the future, a loss may become probable, at which time or times we will incur an expense that will reduce earnings. Any such expense may be material to our results of operations in the period or periods incurred. The liability associated with any such expense or expenses ordinarily would be due in installments over a period of 20 years, and the payments are unlikely to be material to our cash flow in any particular period.

Based on information received from the 27 multiemployer pension plans to which we contribute, we believe that our potential liability in the event of a complete withdrawal from the Fund is (a) much greater than our potential liability in the event of a complete withdrawal from any of the 26 other multiemployer pension plans in which we participate and (b) greater than our potential aggregate liability in the event of complete withdrawal from all the 20 other multiemployer pension plans to which we contribute and that are either "critical" or "endangered" as those terms are defined in the Pension Protection Act.

Defined Contribution Plans

We maintain the Republic Services 401(k) Plan (401(k) Plan), which is a defined contribution plan covering all eligible employees. Under the provisions of the 401(k) Plan, participants may direct us to defer a portion of their compensation to the 401(k) Plan, subject to Internal Revenue Code limitations. We provide for an employer matching contribution equal to 100% of the first 3% of eligible compensation and 50% of the next 2% of eligible compensation contributed by each employee, which is funded in cash. All contributions vest immediately.

Total expense recorded for matching 401(k) contributions in 2012, 2011 and 2010 was $28.7 million, $28.9 million and $32.8 million, respectively.

Deferred Compensation Plan

We provide eligible employees, officers and directors of Republic with the opportunity to voluntarily defer base salary, bonus payments, long-term incentive awards and other compensation, as applicable, on a pre-tax basis through Republic Services, Inc. Deferred Compensation Plan (the DCP). The DCP is a nonqualified deferred compensation plan that conforms to Section 409A of the Internal Revenue Code. Eligible participants can defer up to 80% of base salary and up to 100% of bonus, long term compensation and directors' fees. Under the deferred compensation plan, some participants also are eligible for matching contributions. The matching contribution under the DCP is equal to the lesser of two percent of the participant's compensation over established 401(k) limits or 50% of the amount the participant has deferred. DCP participants have no ownership or security interest in any of the amounts deferred or the measurement funds under the DCP. The right of each participant in the DCP is solely that of a general, unsecured creditor of Republic with respect to his or her own interest under the DCP.

Republic invested in corporate-owned life insurance policies to satisfy future obligations under the DCP. These corporate-owned life insurance policies are held in a Rabbi Trust and are recorded at the amount that can be realized under insurance contracts at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. The aggregate cash surrender value of these life insurance policies was $49.9 million and $34.5 million at December 31, 2012 and 2011, respectively, and is classified in other assets in our consolidated balance sheets. The DCP liability was $50.0 million and $31.4 million at December 31, 2012 and 2011, respectively, and is classified in other long-term liabilities in our consolidated balance sheets.

Employee Stock Purchase Plan

Employees of Republic are eligible to participate in an employee stock purchase plan. The plan allows participants to purchase the Company's common stock for 95% of its quoted market price on the last day of each calendar quarter. For the years ended December 31, 2012, 2011 and 2010, issuances under this plan totaled 169,624 shares, 136,621 shares and 123,523 shares, respectively. At December 31, 2012, shares reserved for issuance to employees under this plan totaled 1.0 million and Republic held employee contributions of approximately $1.0 million for the purchase of common stock.

Incentive Compensation Plans

Our compensation program includes a management incentive plan, which uses certain performance metrics such as free cash flow, earnings per share and return on invested capital to measure performance. In addition, in connection with the Allied acquisition, our board of directors approved a synergy incentive plan that provides compensation that depends on our achieving targeted synergies of approximately $150 million by the end of 2010. Incentive awards are payable in cash. We paid $68.1 million during the first quarter of 2012 related to the synergy incentive plan.

12. STOCKHOLDERS' EQUITY

We have had a share repurchase program since November 2010. From November 2010 to December 31, 2012, we used $825.6 million to repurchase 29.0 million shares at a weighted average cost per share of $28.49.

We initiated a quarterly cash dividend in July 2003. The dividend has been increased from time to time thereafter. In July 2012, the board of directors approved an increase in the quarterly dividend to $0.235 per share. Cash dividends declared were $332.5 million, $314.1 million and $298.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, we recorded a quarterly dividend payable of $84.9 million to stockholders of record at the close of business on January 2, 2013.

13. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares (including restricted stock and vested but unissued restricted stock units) outstanding during the period. Diluted earnings per share is based on the combined weighted average number of common shares and common share equivalents outstanding, which include, where appropriate, the assumed exercise of employee stock options, unvested restricted stock awards and unvested restricted stock units. In computing diluted earnings per share, we utilize the treasury stock method.

Earnings per share for the years ended December 31, 2012, 2011 and 2010 are calculated as follows (in thousands, except per share amounts):

	2012	2011	2010
Basic earnings per share:			
Net income attributable to Republic Services, Inc.	$ 571,800	$ 589,200	$ 506,500
Weighted average common shares outstanding	366,883	375,961	382,985
Basic earnings per share	$ 1.56	$ 1.57	$ 1.32
Diluted earnings per share:			
Net income attributable to Republic Services, Inc.	$ 571,800	$ 589,200	$ 506,500
Weighted average common shares outstanding	366,883	375,961	382,985
Effect of dilutive securities:			
Options to purchase common stock	1,008	1,495	1,895
Unvested restricted stock awards	129	149	231
Weighted average common and common equivalent shares outstanding	368,020	377,605	385,111
Diluted earnings per share	$ 1.55	$ 1.56	$ 1.32
Antidilutive securities not included in the diluted earnings per share calculations:			
Options to purchase common stock	7,876	4,546	2,825

14. SEGMENT REPORTING

Our operations are managed through three regions: East, Central, and West. These three regions and corporate entities are presented below as our reportable segments. The historical results, discussion and presentation of our reportable segments as set forth in our consolidated financial statements for all periods presented reflect the impact of the realignment of our operating structure in the fourth quarter of 2012. These reportable segments provide integrated waste management services consisting of collection, transfer station, recycling and disposal of domestic non-hazardous solid waste. Summarized financial information concerning our reportable segments for the years ended December 31, 2012, 2011 and 2010 is shown in the following table:

	Gross Revenue	Intercompany Revenue	Net Revenue	Depreciation, Amortization, Depletion and Accretion	Operating Income (Loss)	Capital Expenditures	Total Assets
2012:							
East	$2,838.7	$ (392.9)	$2,445.8	$ 244.6	$ 474.6	$ 223.2	$ 4,916.6
Central	2,969.3	(544.5)	2,424.8	285.0	474.5	296.8	5,668.4
West	3,819.8	(661.8)	3,158.0	332.7	685.9	357.4	8,226.1
Corporate entities	103.7	(14.0)	89.7	64.6	(314.4)	26.1	805.8
Total	$9,731.5	$ (1,613.2)	$8,118.3	$ 926.9	$ 1,320.6	$ 903.5	$ 19,616.9
2011:							
East	$2,930.8	$ (405.1)	$2,525.7	$ 246.5	$ 550.7	$ 242.7	$ 4,930.9
Central	2,951.4	(521.1)	2,430.3	277.1	529.3	322.2	5,629.8
West	3,762.7	(623.6)	3,139.1	335.8	735.9	369.7	8,137.3
Corporate entities	114.0	(16.2)	97.8	62.2	(263.2)	1.9	853.5
Total	$9,758.9	$ (1,566.0)	$8,192.9	$ 921.6	$ 1,552.7	$ 936.5	$ 19,551.5
2010:							
East	$2,932.0	$ (397.0)	$2,535.0	$ 236.4	$ 594.4	$ 200.1	$ 4,949.3
Central	2,881.3	(522.3)	2,359.0	279.5	547.3	284.7	5,488.2
West	3,757.0	(642.7)	3,114.3	332.9	745.8	314.0	8,105.8
Corporate entities	115.7	(17.4)	98.3	65.4	(348.4)	(4.1)	918.6
Total	$9,686.0	$ (1,579.4)	$8,106.6	$ 914.2	$ 1,539.1	$ 794.7	$ 19,461.9

Intercompany revenue reflects transactions within and between segments that are generally made on a basis intended to reflect the market value of such services.

The following items are included in the above segment information:

- *East Region.* For 2011, operating income includes gain on disposition of business of $17.3 million. In connection with the disposition of these businesses, we closed a landfill site resulting in an asset impairment charge of $28.7 million. In 2011, we recorded asset impairments of $12.3 million primarily related to certain long-lived assets that were held for sale.

- *Corporate Entities.* Corporate functions include legal, tax, treasury, information technology, risk management, human resources, closed landfills, and other typical administrative functions. The operating loss for the year ended December 31, 2012 was unfavorably impacted by remediation adjustments of $74.1 million recorded in connection with environmental conditions at a closed disposal facility in Missouri and adjustments to landfill amortization expense totaling $13.3 million for asset retirement obligations at other closed landfills. During 2012, we recorded a charge to earnings of $35.8 million primarily related to our partial withdrawal from Central States Pension Fund. In October 2012, we restructured our field and corporate operations, and we incurred $11.1 million of restructuring charges.

For 2010, operating income includes $33.3 million of incremental costs to achieve our synergy plan and $11.4 million of restructuring and integration charges related to our acquisition of Allied and an impairment charge of $14.4 million related to certain long-lived assets that were held and used for 2010.

The following table shows our total reported revenue by line of business for the respective years ended December 31. Intercompany revenue has been eliminated.

	2012		2011		2010	
Collection:						
Residential	$ 2,155.7	26.6%	$ 2,135.7	26.1%	$ 2,173.9	26.8%
Commercial	2,523.2	31.1	2,487.5	30.4	2,486.8	30.7
Industrial	1,544.2	19.0	1,515.4	18.5	1,482.9	18.3
Other	33.4	0.4	32.9	0.4	29.6	0.4
Total collection	6,256.5	77.1	6,171.5	75.4	6,173.2	76.2
Transfer	964.5		994.2		1,030.3	
Less: Intercompany	(575.3)		(572.8)		(587.9)	
Transfer, net	389.2	4.8	421.4	5.1	442.4	5.4
Landfill	1,863.3		1,867.6		1,865.8	
Less: Intercompany	(862.5)		(846.9)		(861.7)	
Landfill, net	1,000.8	12.3	1,020.7	12.5	1,004.1	12.4
Sale of recyclable materials	349.0	4.3	438.6	5.4	337.9	4.2
Other non-core	122.8	1.5	140.7	1.6	149.0	1.8
Other	471.8	5.8	579.3	7.0	486.9	6.0
Total revenue	$ 8,118.3	100.0%	$ 8,192.9	100.0%	$ 8,106.6	100.0%

Other revenue consists primarily of sales of recyclable materials and revenue from National Accounts. National Accounts revenue included in other revenue represents the portion of revenue generated from nationwide contracts in markets outside our operating areas, and where the associated waste handling services are subcontracted to local operators. Consequently, substantially all of this revenue is offset with related subcontract costs which are recorded in cost of operations.

15. FINANCIAL INSTRUMENTS

Fuel Hedges

We have entered into multiple swap agreements designated as cash flow hedges to mitigate some of our exposure related to changes in diesel fuel prices. The swaps qualified for, and were designated as, effective hedges of changes in the prices of forecasted diesel fuel purchases (fuel hedges).

The following fuel hedges were outstanding as of December 31, 2012 and 2011:

Inception Date	Commencement Date	Termination Date	Notional Amount (in Gallons per Month)	Contract Price per Gallon
November 5, 2007	January 5, 2009	December 30, 2013	60,000	$ 3.28
March 17, 2008	January 5, 2009	December 31, 2012	50,000	3.72
March 17, 2008	January 5, 2009	December 31, 2012	50,000	3.74
July 10, 2009	January 1, 2012	December 31, 2012	100,000	3.20
August 8, 2011	July 1, 2012	December 31, 2012	500,000	3.84
August 8, 2011	July 2, 2012	December 31, 2012	500,000	3.84
August 8, 2011	January 1, 2013	December 31, 2013	500,000	3.83
August 8, 2011	January 1, 2014	December 31, 2014	500,000	3.82
August 8, 2011	January 7, 2013	December 30, 2013	500,000	3.82
August 9, 2011	July 1, 2012	December 31, 2012	250,000	3.80
August 9, 2011	January 1, 2013	December 31, 2013	250,000	3.83
August 9, 2011	January 1, 2014	December 31, 2014	250,000	3.82
August 9, 2011	January 6, 2014	December 29, 2014	500,000	3.83
September 30, 2011	January 6, 2014	December 29, 2014	250,000	3.69
September 30, 2011	January 7, 2013	December 30, 2013	250,000	3.70
October 3, 2011	January 5, 2015	December 28, 2015	250,000	3.68
November 2, 2012	January 1, 2013	December 31, 2013	250,000	3.83
November 2, 2012	January 1, 2014	December 31, 2014	250,000	3.78
November 2, 2012	January 1, 2015	December 31, 2015	250,000	3.73
November 2, 2012	January 1, 2016	December 31, 2016	250,000	3.70
December 7, 2012	July 1, 2013	December 31, 2013	250,000	3.83

If the national U.S. on-highway average price for a gallon of diesel fuel (average price) as published by the Department of Energy exceeds the contract price per gallon, we receive the difference between the average price and the contract price (multiplied by the notional gallons) from the counter-party. If the national U.S. on-highway average price for a gallon of diesel fuel is less than the contract price per gallon, we pay the difference to the counter-party.

The fair values of our fuel hedges are determined using standard option valuation models with assumptions about commodity prices being based on those observed in underlying markets (Level 2 in the fair value hierarchy). The aggregated fair values of our outstanding fuel hedges at December 31, 2012 and 2011 were current assets of $3.1 million and 1.6 million, respectively, and current liabilities of $0.4 million and $4.7 million, respectively, and have been recorded in other current assets and other accrued liabilities in our consolidated balance sheets, respectively. The ineffective portions of the changes in fair values resulted in (losses) gains of less than $0.1 million for the years ended December 31, 2012, 2011 and 2010, respectively, and have been recorded in other income (expense), net in our consolidated statements of income.

The following table summarizes the impact of our fuel hedges on our results of operations and comprehensive income for the years ended December 31, 2012, 2011 and 2010:

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion)			Statement of Income Classification	Amount of Realized Gain or (Loss)		
	2012	2011	2010		2012	2011	2010
Fuel hedges	$ 3.4	$(1.7)	$ 0.8	Cost of operations	$ 2.8	$ 0.9	$(2.0)

The effective portions of the changes in fair values as of December 31, 2012 and 2011, net of tax, of $1.6 million and $1.8 million, respectively, have been recorded in stockholders' equity as components of accumulated other comprehensive income.

Recycling Commodity Hedges

Our revenue from sale of recycling commodities is primarily from sales of old corrugated cardboard (OCC) and old newspaper (ONP). We use derivative instruments such as swaps and costless collars designated as cash flow hedges to manage our exposure to changes in prices of these commodities. We have entered into multiple agreements related to the forecasted OCC and ONP sales. The agreements qualified for, and were designated as, effective hedges of changes in the prices of certain forecasted recycling commodity sales (recycling commodity hedges).

There were no outstanding commodity swaps at December 31, 2012. The following table summarizes our outstanding commodity swaps as of December 31, 2011:

Inception Date	Commencement Date	Termination Date	Transaction Hedged	Notional Amount (in Short Tons per Month)	Contract Price Per Short Ton
January 27, 2010	February 1, 2010	January 31, 2012	OCC	1,000	$ 90.00
October 11, 2010	January 1, 2011	December 31, 2012	OCC	1,500	115.00

If the price per short ton of the hedging instrument (average price) as reported on the Official Board Market is less than the contract price per short ton, we receive the difference between the average price and the contract price (multiplied by the notional short tons) from the counter-party. If the price of the commodity exceeds the contract price per short ton, we pay the difference to the counter-party.

The fair values of our commodity swaps are determined using standard option valuation models with assumptions about commodity prices being based on those observed in underlying markets (Level 2 in the fair value hierarchy).

We entered into costless collar agreements on forecasted sales of OCC and ONP. The agreements involve combining a purchased put option giving us the right to sell OCC and ONP at an established floor strike price with a written call option obligating us to deliver OCC and ONP at an established cap strike price. The puts and calls have the same settlement dates, are net settled in cash on such dates and have the same terms to expiration. The contemporaneous combination of options resulted in no net premium for us and represent costless collars. Under the agreements, no payments will be made or received by us, as long as the settlement price is between the floor price and cap price. However, if the settlement price is above the cap, we will be required to pay the counterparty an amount equal to the excess of the settlement price over the cap times the monthly volumes hedged. Also, if the settlement price is below the floor, the counterparty will be required to pay us the deficit of the settlement price below the floor times the monthly volumes hedged. The objective of these agreements is to reduce the variability of the cash flows of the forecasted sales of OCC and ONP between two designated strike prices.

The following costless collar hedges were outstanding as of December 31, 2012 and 2011:

Inception Date	Commencement Date	Termination Date	Transaction Hedged	Notional Amount (in Short Tons per Month)	Floor Strike Price Per Short Ton	Cap Strike Price Per Short Ton
December 8, 2010	January 1, 2011	December 31, 2012	OCC	2,000	$ 80.00	$ 180.00
December 8, 2010	January 1, 2011	December 31, 2012	OCC	2,000	86.00	210.00
December 8, 2010	January 1, 2011	December 31, 2012	OCC	2,000	81.00	190.00
December 8, 2010	January 1, 2011	December 31, 2012	OCC	2,000	85.00	195.00
December 8, 2010	January 1, 2011	December 31, 2012	OCC	2,000	87.00	195.00
January 19, 2011	February 1, 2011	December 31, 2012	OCC	2,500	90.00	155.00
January 19, 2011	February 1, 2011	December 31, 2012	OCC	2,500	90.00	155.00
April 15, 2011	July 1, 2011	December 31, 2012	OCC	2,000	90.00	155.00
April 15, 2011	July 1, 2011	December 31, 2012	OCC	2,000	90.00	155.00
April 26, 2011	July 1, 2011	December 31, 2012	ONP	1,000	90.00	165.00
April 26, 2011	July 1, 2011	December 31, 2012	ONP	1,000	90.00	165.00
August 1, 2011	January 1, 2012	December 31, 2012	ONP	2,000	85.00	135.00
August 1, 2011	January 1, 2012	December 31, 2012	ONP	2,000	85.00	135.00
January 11, 2012	February 1, 2012	December 31, 2012	OCC	1,000	85.00	135.00
January 11, 2012	February 1, 2012	December 31, 2012	OCC	1,000	85.00	135.00
January 11, 2012	February 1, 2012	December 31, 2012	OCC	1,000	80.00	125.00
January 31, 2012	April 1, 2012	March 31, 2013	OCC	2,000	85.00	136.00
January 31, 2012	April 1, 2012	March 31, 2013	OCC	2,000	85.00	165.00
January 31, 2012	April 1, 2012	March 31, 2013	OCC	2,000	85.00	156.00
January 31, 2012	April 1, 2012	March 31, 2013	ONP	2,000	80.00	106.00
January 31, 2012	April 1, 2012	March 31, 2013	ONP	2,000	80.00	110.00
January 31, 2012	April 1, 2012	March 31, 2013	ONP	2,000	80.00	110.00
June 7, 2012	January 1, 2013	December 31, 2013	OCC	2,000	90.00	138.00
June 7, 2012	January 1, 2013	December 31, 2013	OCC	2,000	95.00	140.00
June 7, 2012	January 1, 2013	December 31, 2013	OCC	2,000	95.00	148.00
August 21, 2012	January 1, 2013	December 31, 2013	OCC	2,500	80.00	128.00
August 21, 2012	January 1, 2013	December 31, 2013	OCC	2,500	80.00	128.00
August 21, 2012	January 1, 2013	December 31, 2013	OCC	2,500	75.00	123.00

The costless collar hedges are recorded on the balance sheet at fair value. The fair values of the costless collars are determined using standard option valuation models with assumptions about commodity prices based upon forward commodity price curves in underlying markets (Level 2 in the fair value hierarchy).

The aggregated fair values of the outstanding recycling commodity hedges at December 31, 2012 and 2011 were current assets of $1.0 million and $1.4 million, respectively, and current liabilities of $1.2 million and $0.7 million, respectively, and have been recorded in other current assets and other accrued liabilities in our consolidated balance sheets, respectively. The ineffective portions of the changes in fair values resulted in (losses) gains of less than $0.1 million for the years ended December 31, 2012, 2011, and 2010, respectively, and have been recorded in other income (expense), net in our consolidated statements of income.

The following table summarizes the impact of our recycling commodity hedges on our results of operations and comprehensive income for the years ended December 31, 2012, 2011 and 2010:

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion)			Statement of Income Classification	Amount of Realized Gain or (Loss)		
	2012	2011	2010		2012	2011	2010
Recycling commodity hedges	$ (0.6)	$ 3.0	$ (3.2)	Revenue	$ 3.3	$ (7.8)	$ (3.2)

The effective portions of the changes in fair values of our recycling commodity hedges as of December 31, 2012 and 2011, net of tax, of $0.1 million and $0.4 million have been recorded in stockholders' equity as a component of accumulated other comprehensive income.

Fair Value Measurements

In measuring fair values of assets and liabilities, we used quoted prices in active markets where available (Level 1), as well as valuation techniques that maximize the use of observable inputs (Level 2) and minimize the use of unobservable inputs (Level 3). Also, we use market data or assumptions that we believe market participants would use in pricing an asset or liability, including assumptions about risk when appropriate.

As of December 31, 2012 and 2011, our assets and liabilities that are measured at fair value on a recurring basis include the following:

	Total as of December 31, 2012	Fair Value Measurements Using		
		Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market mutual funds	$ 62.8	$ 62.8	$ -	$ -
Bonds	40.1	-	40.1	-
Fuel hedges - other current assets	3.1	-	3.1	-
Commodity hedges - other accrued assets	1.0	-	1.0	-
Total assets	$ 107.0	$ 62.8	$ 44.2	$ -
Liabilities:				
Fuel hedges - other accrued liabilities	$ 0.4	$ -	$ 0.4	$ -
Commodity hedges - other accrued liabilities	1.2	-	1.2	-
Total liabilities	$ 1.6	$ -	$ 1.6	$ -

	Total as of December 31, 2011	Fair Value Measurements Using		
		Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market mutual funds	$ 100.8	$ 100.8	$ -	$ -
Bonds	34.6	-	34.6	-
Fuel hedges - other current assets	1.6	-	1.6	-
Commodity hedges - other accrued assets	1.4	-	1.4	-
Total assets	$ 138.4	$ 100.8	$ 37.6	$ -
Liabilities:				
Fuel hedges - other accrued liabilities	$ 4.7	$ -	$ 4.7	$ -
Commodity hedges - other accrued liabilities	0.7	-	0.7	-
Total liabilities	$ 5.4	$ -	$ 5.4	$ -

16. COMMITMENTS AND CONTINGENCIES

General Legal Proceedings

We are subject to extensive and evolving laws and regulations and have implemented safeguards to respond to regulatory requirements. In the normal course of our business, we become involved in legal proceedings. Some of these actions may result in fines, penalties or judgments against us, which may impact earnings and cash flows for a particular period. Although we cannot predict the ultimate outcome of any legal matter with certainty, except as described below we do not believe the outcome of our pending legal proceedings will have a material adverse impact on our consolidated financial position, results of operations or cash flows.

As used herein, the term *legal proceedings* refers to litigation and similar claims against us and our subsidiaries, excluding: (1) ordinary course accidents, general commercial liability and workers compensation claims, which are covered by insurance programs, subject to customary deductibles, and which, together with self-insured employee health care costs, are discussed in Note 7, *Other Liabilities*; (2) environmental remediation liabilities, which are discussed in Note 8, *Landfill and Environmental Costs*; and (3) tax-related matters, which are discussed in Note 10, *Income Taxes.*

We accrue for legal proceedings when losses become probable and reasonably estimable. We have recorded an aggregate accrual of approximately $66 million relating to our outstanding legal proceedings as of December 31, 2012, including those described herein and others not specifically identified herein. As of the end of each applicable reporting period, we review each of our legal proceedings and, where it is probable that a liability has been incurred, we accrue for all probable and reasonably estimable losses. Where we are able to reasonably estimate a range of losses we may incur with respect to such a matter, we record an accrual for the amount within the range that constitutes our best estimate. If we are able to reasonably estimate a range but no amount within the range appears to be a better estimate than any other, we use the amount that is the low end of such range. If we used the high ends of such ranges, our aggregate potential liability would have been approximately $79 million higher than the amount recorded as of December 31, 2012.

Countywide Matters

As is discussed in Note 8, *Landfill and Environmental Costs*, in September 2009, Republic Services of Ohio II, LLC (Republic-Ohio) entered into Final Findings and Orders with the Ohio Environmental Protection Agency that require us to implement a comprehensive operation and maintenance program to manage the remediation area at the Countywide Recycling and Disposal Facility. The remediation liability for Countywide recorded as of December 31, 2012 is $52.4 million, of which $4.4 million is expected to be paid during 2013. We believe the reasonably possible range of loss for remediation costs is $50 million to $71 million.

In a suit filed on October 8, 2008 in the Tuscarawas County Ohio Court of Common Pleas, approximately 700 individuals and businesses located in the area around the Countywide Recycling and Disposal Facility sued Republic Services, Inc. (Republic), Republic-Ohio, Waste Management, Inc. (WMI) and Waste Management Ohio, Inc. (WMO) for alleged negligence and nuisance. Republic-Ohio has owned and operated the landfill since February 1, 1999. Plaintiffs allege that due to the acceptance of a specific waste stream and operational issues and conditions, the landfill has generated odors and other unsafe emissions that have impaired the use and value of their property and may have adverse health effects. A second almost identical lawsuit was filed by approximately 82 plaintiffs on October 13, 2009 in the Tuscarawas County Ohio Court of Common Pleas against Republic, Republic-Ohio, WMI and WMO. The court has consolidated the two actions. We have assumed both the defense and the liability of WMI and WMO in the consolidated action. The relief requested on behalf of each plaintiff in the consolidated action is: (1) an award of compensatory damages according to proof in an amount in excess of $25,000 for each of the three counts of the amended complaint; (2) an award of punitive damages in the amount of two times compensatory damages, pursuant to applicable statute, or in such amount as may be awarded at trial for each of the three counts of the amended complaint; (3) costs for medical screening and monitoring of each plaintiff; (4) interest on the damages according to law; (5) costs and disbursements of the lawsuit; (6) reasonable fees for attorneys and expert witnesses; and (7) any further relief the court deems just, proper and equitable. Plaintiffs filed an amended consolidated complaint on September 9, 2010, which no longer asserts a claim for medical monitoring. Plaintiffs also have abandoned any claims for adverse health effects. As a result of various dismissals of plaintiffs, this case presently consists of approximately 600 plaintiffs. Discovery is ongoing. In February 2011, the court granted our motion to dismiss plaintiffs' qualified statutory nuisance claims. Republic, WMI and WMO have been dismissed from the litigation. A trial for 10 of the plaintiffs has been scheduled for March 2013.

Luri Matter

On August 17, 2007, a former employee, Ronald Luri, sued Republic Services, Inc., Republic Services of Ohio Hauling LLC, Republic Services of Ohio I LLC, Jim Bowen and Ron Krall in the Cuyahoga County Common Pleas Court in Ohio. Plaintiff alleges that he was unlawfully fired in retaliation for refusing to discharge or demote three employees who were all over 50 years old. On July 3, 2008, a jury verdict was awarded against us in the amount of $46.6 million, including $43.1 million in punitive damages. On September 24, 2008, the Court awarded pre-judgment interest of $0.3 million and attorney fees and litigation costs of $1.1 million. Post-judgment interest accrued or will accrue at a rate of 8% for 2008, 5% for 2009, 4% for 2010 and 2011, and 3% for 2012 and 2013. We appealed to the Court of Appeals, and on May 19, 2011 the court reduced the punitive damages award to $7.0 million. Plaintiff appealed to the Ohio Supreme Court, challenging the reduction of punitive damages. We cross-appealed, seeking a new trial on the ground that the proceedings in the trial court violated Ohio's punitive damages statute, which requires that the compensatory and punitive damages phases of trial be bifurcated in certain types of cases. On February 15, 2012, in a case called *Havel v. Villa St. Joseph,* the Ohio Supreme Court upheld the constitutionality of the bifurcation requirement. On July 3, 2012, the Ohio Supreme Court reversed the judgment against us and remanded the case for application of its decision in *Havel.* Plaintiff filed a motion for reconsideration/clarification, which the Ohio Supreme Court denied. Plaintiff then filed a motion for additional briefing before the Court of Appeals. The Court of Appeals denied the request and remanded the case to the Cuyahoga County Common Pleas Court for application of *Havel.*

Congress Development Landfill Matters

Congress Development Co. (CDC) is a general partnership that owns and operates the Congress Landfill. The general partners in CDC are our subsidiary, Allied Waste Transportation, Inc. (Allied Transportation), and an unaffiliated entity, John Sexton Sand & Gravel Corporation (Sexton). Sexton was the operator of the landfill through early 2007, when Allied Transportation took over as the operator. The general partners likely will be jointly and severally liable for the costs associated with the following matters relating to the Congress Landfill.

As is discussed in Note 8, *Landfill and Environmental Costs*, in August 2010, CDC agreed with the State of Illinois to have a Final Consent Order (Final Order) entered by the Circuit Court of Illinois, Cook County. Pursuant to the Final Order, we have agreed to continue to implement certain remedial activities at the landfill. The remediation liability for the landfill recorded as of December 31, 2012 is $83.4 million, of which $7.5 million is expected to be paid during the next twelve months. We believe the reasonably possible range of loss for remediation costs is $53 million to $153 million.

In a suit originally filed on December 23, 2009 in the Circuit Court of Cook County, Illinois and subsequently amended to add additional plaintiffs, approximately 2,950 plaintiffs sued our subsidiaries Allied Transportation and Allied Waste Industries, Inc. (Allied), CDC and Sexton. The court entered an order dismissing Allied without prejudice on October 26, 2010. The plaintiffs allege bodily injury, property damage and inability to have normal use and enjoyment of property arising from, among other things, odors and other damages arising from landfill gas leaking, and they base their claims on negligence, trespass, and nuisance. On January 6, 2012, the court took plaintiffs' motion for leave to amend their complaint to seek punitive damages under advisement, to be considered on a plaintiff-by-plaintiff basis. The court also granted plaintiffs leave to serve discovery on the punitive damages issue. Following the court's order in our favor striking the plaintiffs' allegations requesting actual damages in excess of $50 million and punitive damages in excess of $50 million, the amount of damages being sought is unspecified. Discovery is ongoing.

Lease Commitments

We and our subsidiaries lease real property, equipment and software under various operating leases with remaining terms from one month to 20 years. Rent expense during the years ended December 31, 2012, 2011 and 2010 was $46.0 million, $49.9 million and $51.6 million, respectively.

Future minimum lease obligations under non-cancelable operating leases with initial terms in excess of one year at December 31, 2012 are as follows:

2013	$ 26.1
2014	20.8
2015	17.4
2016	15.5
2017	14.8
Thereafter	81.2
	$175.8

Unconditional Purchase Commitments

Royalties

We have entered into agreements to pay royalties to prior landowners, lessors or host communities, based on waste tonnage disposed at specified landfills. These royalties are generally payable quarterly and amounts incurred, but not paid, are accrued in our consolidated balance sheets. Royalties are accrued as tonnage is disposed of in the landfills.

Disposal Agreements

We have several agreements expiring at various dates through 2030 that require us to dispose of a minimum number of tons at third-party disposal facilities. Under these put-or-pay agreements, we must pay for agreed-upon minimum volumes regardless of the actual number of tons placed at the facilities.

Future minimum payments under unconditional purchase commitments, consisting primarily of (1) disposal related agreements, which include fixed or minimum royalty payments, host agreements, and take-or-pay and put-or-pay agreements, and (2) other obligations including committed capital expenditures and consulting service agreements at December 31, 2012 are as follows:

2013	$ 182.6
2014	101.1
2015	47.2
2016	30.3
2017	28.9
Thereafter	230.9
	$ 621.0

Restricted Cash and Other Financial Guarantees

We must provide financial assurance to governmental agencies and a variety of other entities under applicable environmental regulations relating to our landfill operations for capping, closure and post-closure costs, and our performance under certain collection, landfill and transfer station contracts. We satisfy our financial assurance requirements by providing surety bonds, letters of credit, insurance policies or trust deposits. The amount of the financial assurance requirements for capping, closure and post-closure costs is determined by applicable state environmental regulations, which vary by state. The financial assurance requirements for capping, closure and post-closure costs can either be for costs associated with a portion of the landfill or the entire landfill. Generally, states will require a third-party engineering specialist to determine the estimated capping, closure and post-closure costs that are used to determine the required amount of financial assurance for a landfill. The amount of financial assurance required can, and generally will, differ from the obligation determined and recorded under U.S. GAAP. The amount of the financial assurance requirements related to contract performance varies by contract. Additionally, we are required to provide financial assurance for our self-insurance program and collateral for certain performance obligations.

We had the following financial instruments and collateral in place to secure our financial assurances at December 31:

	2012	2011
Letters of credit	$ 972.0	$ 987.8
Surety bonds	2,741.5	2,728.2

The letters of credit use $909.4 million and $950.2 million as of December 31, 2012 and 2011, respectively, of availability under our Credit Facilities. Surety bonds expire on various dates through 2026.

These financial instruments are issued in the normal course of business and are not debt. Because we currently have no liability for this financial assurance, it is not reflected in our consolidated balance sheets. However, we have recorded capping, closure and post-closure obligations and self-insurance reserves as they are incurred. The underlying financial assurance obligations, in excess of those already reflected in our consolidated balance sheets, would be recorded if it is probable that we would be unable to fulfill our related obligations. We do not expect this to occur.

Our restricted cash and marketable securities deposits include, among other things, restricted cash and marketable securities held for capital expenditures under certain debt facilities, and restricted cash and marketable securities pledged to regulatory agencies and governmental entities as financial guarantees of our performance related to our final capping, closure and post-closure obligations at our landfills. The following table summarizes our restricted cash and marketable securities as of December 31:

	2012	2011
Financing proceeds	$ 24.7	$ 22.5
Capping, closure and post-closure obligations	54.8	54.9
Self-insurance	81.3	75.2
Other	3.4	37.0
Total restricted cash and marketable securities	$ 164.2	$ 189.6

We own a 19.9% interest in a company that, among other activities, issues financial surety bonds to secure capping, closure and post-closure obligations for companies operating in the solid waste industry. We account for this investment under the cost method of accounting. There have been no identified events or changes in circumstances that may have a significant adverse effect on the recoverability of the investment. This investee company and the parent company of the investee had written surety bonds for us relating primarily to our landfill operations for capping, closure and post-closure, of which $1,152.1 million was outstanding as of December 31, 2012. Our reimbursement obligations under these bonds are secured by an indemnity agreement with the investee and letters of credit totaling $23.4 million and $45.0 million as of December 31, 2012 and 2011.

Off-Balance Sheet Arrangements

We have no off-balance sheet debt or similar obligations, other than operating leases and the financial assurances discussed above, which are not classified as debt. We have no transactions or obligations with related parties that are not disclosed, consolidated into or reflected in our reported financial position or results of operations. We have not guaranteed any third-party debt.

Guarantees

We enter into contracts in the normal course of business that include indemnification clauses. Indemnifications relating to known liabilities are recorded in the consolidated financial statements based on our best estimate of required future payments. Certain of these indemnifications relate to contingent events or occurrences, such as the imposition of additional taxes due to a change in the tax law or adverse interpretation of the tax law, and indemnifications made in divestiture agreements where we indemnify the buyer for liabilities that relate to our activities prior to the divestiture and that may become known in the future. We do not believe that these contingent obligations will have a material effect on our consolidated financial position, results of operations or cash flows.

We have entered into agreements with property owners to guarantee the value of property that is adjacent to certain of our landfills. These agreements have varying terms. We do not believe that these contingent obligations will have a material effect on our consolidated financial position, results of operations or cash flows.

Other Matters

Our business activities are conducted in the context of a developing and changing statutory and regulatory framework. Governmental regulation of the waste management industry requires us to obtain and retain numerous governmental permits to conduct various aspects of our operations. These permits are subject to revocation, modification or denial. The costs and other capital expenditures that may be required to obtain or retain the applicable permits or comply with applicable regulations could be significant. Any revocation, modification or denial of permits could have a material adverse effect on us.

17. SELECTED QUARTERLY FINANCIAL DATA (unaudited)

The following tables summarize our unaudited consolidated quarterly results of operations as reported for 2012 and 2011:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012:				
Revenue	$1,982.4	$2,060.6	$2,046.9	$2,028.3
Operating income	326.9	387.0	317.9	288.8
Net income	142.8	149.5	152.8	127.0
Net income attributable to Republic Services, Inc.	142.9	149.2	152.7	127.0
Diluted earnings per common share	0.38	0.40	0.42	0.35
2011:				
Revenue	$1,964.9	$2,086.6	$2,116.2	$2,025.2
Operating income	376.2	401.2	408.5	366.7
Net income	158.1	46.2	193.6	191.0
Net income attributable to Republic Services, Inc.	158.2	46.5	193.5	191.0
Diluted earnings per common share	0.41	0.12	0.52	0.51

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

REPORT OF MANAGEMENT ON REPUBLIC SERVICES, INC.'S INTERNAL CONTROL OVER FINANCIAL REPORTING

We, as members of management of Republic Services, Inc., are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, our internal control systems and procedures may not prevent or detect misstatements. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

We, under the supervision of and with the participation of our management, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012, based on criteria for effective internal control over financial reporting described in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that we maintained effective internal control over financial reporting as of December 31, 2012, based on the specified criteria.

Our internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein.

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e), and 15d-15(e)) as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Changes in Internal Control Over Financial Reporting

Based on an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, there has been no change in our internal control over financial reporting during our last fiscal quarter identified in connection with that evaluation, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this item is incorporated by reference to the material appearing under the headings "Election of Directors," "Biographical Information Regarding Directors/Nominees and Executive Officers," "Board of Directors and Corporate Governance Matters," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Executive Officers" in the Proxy Statement for the 2013 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item is incorporated by reference to the material appearing under the headings "Executive Compensation" and "Director Compensation" in the Proxy Statement for the 2013 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated by reference to the material appearing under the headings "Security Ownership of Five Percent Stockholders" and "Security Ownership of the Board of Directors and Management" in the Proxy Statement for the 2013 Annual Meeting of Stockholders.

The following table sets forth certain information regarding equity compensation plans as of December 31, 2012 (number of securities in millions):

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights (b)	Weighted Average Exercised Price of Outstanding Options and Rights (c)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the first column) (d)
Equity compensation plans approved by security holders (a)	13.7	$ 27.51	36.3
Equity compensation plans not approved by security holders	-	-	-
Total	13.7	$ 27.51	36.3

(a) Includes our Amended and Restated 1998 Stock Incentive Plan, 2006 Incentive Stock Plan and Amended and Restated 2007 Stock Incentive Plan (the Plans). Also includes our 2009 Employee Stock Purchase Plan (ESPP).

(b) Includes 13,536,913 stock options, 905,279 shares of restricted stock and shares underlying restricted stock units, and 37,186 shares underlying purchase rights that accrue under the ESPP.

(c) Excludes restricted stock and restricted stock units as these awards do not have exercise prices.

(d) The shares remaining available for future issuances include 35,289,179 shares under our Plans and 1,011,431 shares under our ESPP.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated by reference to the material appearing under the heading "Board of Directors and Corporate Governance Matters" in the Proxy Statement for the 2013 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this item is incorporated by reference to the material appearing under the heading "Audit and Related Fees" in the Proxy Statement for the 2013 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements

Our consolidated financial statements are set forth under Item 8 of this Form 10-K.

2. Financial Statement Schedules

All schedules are omitted as the required information is not applicable or the information is presented in the consolidated financial statements and notes thereto in Item 8.

3. Exhibits

The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the Commission, as indicated in the description of each, File No. 1-14267 in the case of Republic and File No. 1-14705 and No. 0-19285 in the case of Allied.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of June 22, 2008, by and among Republic Services, Inc., RS Merger Wedge, Inc. and Allied Waste Industries, Inc. (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K dated June 23, 2008).
2.2	First Amendment to Agreement and Plan of Merger, dated as of July 31, 2008, by and among Republic Services, Inc., RS Merger Wedge, Inc. and Allied Waste Industries, Inc. (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K dated August 6, 2008).
2.3	Second Amendment to Agreement and Plan of Merger, dated as of December 5, 2008, by and among Republic Services, Inc., RS Merger Wedge, Inc. and Allied Waste Industries, Inc. (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K dated December 10, 2008).
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1998).
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Republic Services, Inc. (incorporated by reference to Exhibit 4.2 of the Company's Registration Statement on Form S-8, Registration No. 333-81801, filed with the Commission on June 29, 1999).

Exhibit Number	Description
4.4	Third Supplemental Indenture, dated as of December 5, 2008, to the Indenture dated as of August 15, 2001, by and among Republic Services, Inc., Allied Waste Industries, Inc., the guarantors party thereto and The Bank of New York Mellon (f/k/a The Bank of New York), as trustee (incorporated by reference to Exhibit 4.8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
4.5	Indenture, dated as of September 8, 2009, by and between Republic Services, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated September 9, 2009).
4.6	First Supplemental Indenture, dated as of September 8, 2009, to the Indenture dated as of September 8, 2009, by and among Republic Services, Inc., the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, including the form of 5.500% Notes due 2019 (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K dated September 9, 2009).
4.7	Second Supplemental Indenture, dated as of May 9, 2011, to the Indenture dated as of September 8, 2009, by and among Republic Services, Inc., the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, including the form of 3.800% Notes due 2018 (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated May 9, 2011).
4.8	Third Supplemental Indenture, dated as of May 9, 2011, to the Indenture dated as of September 8, 2009, by and among Republic Services, Inc., the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, including the form of 4.750% Notes due 2023 (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K dated May 9, 2011).
4.9	Fourth Supplemental Indenture, dated as of May 9, 2011, to the Indenture dated as of September 8, 2009, by and among Republic Services, Inc., the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, including the form of 5.700% Notes due 2041 (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K dated May 9, 2011).
4.10	Indenture, dated as of November 25, 2009, by and between Republic Services, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated November 25, 2009).
4.11	First Supplemental Indenture, dated as of November 25, 2009, to the Indenture dated as of November 25, 2009, by and among Republic Services, Inc., the guarantors named therein and U.S. Bank National Association, as trustee, including the form of 5.25% Notes due 2021 (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K dated November 25, 2009).
4.12	Second Supplemental Indenture, dated as of March 4, 2010, to the Indenture dated as of November 25, 2009, by and among Republic Services, Inc., the guarantors named therein and U.S. Bank National Association, as trustee, including the form of 5.00% Notes due 2020 (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated March 4, 2010).
4.13	Third Supplemental Indenture, dated as of March 4, 2010, to the Indenture dated as of November 25, 2009, by and among Republic Services, Inc., the guarantors named therein and U.S. Bank National Association, as trustee, including the form of 6.20% Notes due 2040 (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K dated March 4, 2010).

Exhibit Number	Description
4.14	Amended and Restated Credit Agreement, dated as of April 20, 2011, by and among Republic Services, Inc., as borrower, Bank of America N.A., as administrative agent, swing line lender and L/C issuer, the other lenders party thereto and the guarantors party thereto (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated April 21, 2011).
4.15	Credit Agreement, dated as of September 18, 2008, by and among Republic Services, Inc., Bank of America, N.A., as administrative agent, swing line lender and l/c issuer, JPMorgan Chase Bank, N.A., as syndication agent, Barclays Bank PLC, BNP Paribas and The Royal Bank of Scotland PLC, as co-documentation agents, and the other lenders party thereto (incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).
4.16	Amendment No. 1, dated as of April 27, 2010, to the Credit Agreement, dated as of September 18, 2008, by and among Republic Services, Inc., the guarantors named therein, Bank of America, N.A., as administrative agent, and the other lenders party thereto (incorporated by reference to Exhibit 4.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).
4.17	Amendment No. 2, dated as of April 20, 2011, to the Credit Agreement, dated as of September 18, 2008, by and among Republic Services, Inc., the guarantors named therein, Bank of America, N.A., as administrative agent, and the other lenders party thereto (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K dated April 21, 2011).
4.18	Letter Agreement, dated as of December 2, 2008, by and among Republic Services, Inc., Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P. and Blackstone Family Investment Partnership III L.P. (incorporated by reference to Exhibit 4.12 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
4.19	Restated Indenture, dated as of September 1, 1991, by and between Browning-Ferris Industries, Inc. and First City, Texas-Houston, National Association, as trustee (incorporated by reference to Exhibit 4.22 of Allied's Registration Statement on Form S-4 (No. 333-61744)).
4.20	First Supplemental Indenture, dated as of July 30, 1999, to the Indenture dated as of September 1, 1991, by and among Allied Waste Industries, Inc., Allied Waste North America, Inc., Browning-Ferris Industries, Inc. and Chase Bank of Texas, National Association, as trustee (incorporated by reference to Exhibit 4.23 of Allied's Registration Statement on Form S-4 (No. 333-61744)).
4.21	First [sic] Supplemental Indenture, dated as of December 31, 2004, to the Indenture dated as of September 1, 1991, by and among Browning-Ferris Industries, Inc., BBCO, Inc. and JP Morgan Chase Bank, National Association as trustee (incorporated by reference to Exhibit 4.33 of Allied's Annual Report on Form 10-K for the year ended December 31, 2004).
4.22	Third Supplemental Indenture, dated as of December 5, 2008, to the Indenture dated as of September 1, 1991, by and among Allied Waste Industries, Inc., Allied Waste North America, Inc., Browning-Ferris Industries, LLC (successor to Browning-Ferris Industries, Inc.), BBCO, Inc., Republic Services, Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated December 10, 2008).
4.23	The Company is a party to other agreements for unregistered long-term debt securities, which do not exceed 10% of the Company's total assets. The Company agrees to furnish a copy of such agreements to the Commission upon request.
10.1+	Republic Services, Inc. 1998 Stock Incentive Plan, as amended and restated March 6, 2002 (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2002).

Exhibit Number	Description
10.2+	Form of Stock Option Agreement under the Republic Services, Inc. 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
10.3+	Form of Director Stock Option Agreement under the Republic Services, Inc. 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
10.4+	Form of Non-Employee Director Stock Unit Agreement under the Republic Services, Inc. 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
10.5+	Republic Services, Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2007).
10.6+	Amendment to the Republic Services, Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
10.7+	Republic Services, Inc. Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Appendix A of the Company's Proxy Statement on Schedule 14A filed on April 1, 2011).
10.8+	Form of Stock Option Agreement under the Republic Services, Inc. 2007 Stock Incentive Plan (for awards prior to October 28, 2011) (incorporated by reference to Exhibit 10.9 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
10.9+	Form of Restricted Stock Agreement under the Republic Services, Inc. 2007 Stock Incentive Plan (for awards prior to October 28, 2011) (incorporated by reference to Exhibit 10.10 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
10.10+	Form of Non-Employee Director Restricted Stock Units Agreement (3-year vesting) under the Republic Services, Inc. 2007 Stock Incentive Plan (for awards prior to December 27, 2011) (incorporated by reference to Exhibit 10.11 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
10.11+	Form of Restricted Stock Unit Award Agreement under the Republic Services, Inc. 2007 Stock Incentive Plan (for awards prior to December 27, 2011) (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated January 4, 2010).
10.12+	Form of Non-NEO Stock Option Agreement under the Republic Services, Inc. Amended and Restated 2007 Stock Incentive Plan (for awards on or after October 28, 2011) (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).
10.13+	Form of NEO Stock Option Agreement under the Republic Services, Inc. 2007 Amended and Restated Stock Incentive Plan (for awards on or after October 28, 2011) (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).
10.14+	Form of Non-NEO Restricted Stock Agreement under the Republic Services, Inc. Amended and Restated 2007 Stock Incentive Plan (for awards on or after October 28, 2011) (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).

Exhibit Number	Description
10.15+	Form of NEO Restricted Stock Agreement under the Republic Services, Inc. Amended and Restated 2007 Stock Incentive Plan (for awards on or after October 28, 2011) (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).
10.16+	Form of Employee Restricted Stock Unit Agreement under the Republic Services, Inc. Amended and Restated 2007 Stock Incentive Plan (for awards on or after December 27, 2011) (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated December 27, 2011).
10.17+	Form of Non-Employee Director Restricted Stock Unit Agreement (annual vesting) under the Republic Services, Inc. Amended and Restated 2007 Stock Incentive Plan (for awards on or after December 27, 2011) (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated December 27, 2011).
10.18+	Form of Non-Employee Director Restricted Stock Unit Agreement (3 year vesting) under the Republic Services, Inc. Amended and Restated 2007 Stock Incentive Plan (for awards on or after December 27, 2011) (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K dated December 27, 2011).
10.19+	Republic Services, Inc. Deferred Compensation Plan, as amended and restated effective January 1, 2010 (incorporated by reference to Exhibit 4.4 of the Company's Registration Statement on Form S-8, Registration No. 333-170174, filed with the Commission on October 27, 2010).
10.20+	Amendment No. 1 to Republic Services, Inc. Deferred Compensation Plan, effective January 6, 2011 (incorporated by reference to Exhibit 10.17 of the Company's Annual Report on Form 10-K for the year ended December 31, 2010).
10.21+	Republic Services, Inc. Executive Incentive Plan, effective May 14, 2009 (incorporated by reference to Appendix A of the Company's Proxy Statement on Schedule 14A filed on April 3, 2009).
10.22+	Amended and Restated Employment Agreement, dated as of February 21, 2007, by and between Tod C. Holmes and Republic Services, Inc. (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2007).
10.23+	Amended and Restated Employment Agreement, effective May 14, 2009, by and between Tod C. Holmes and Republic Services, Inc. (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2009).
10.24+	Executive Employment Agreement, dated as of March 2, 2007, by and between Donald W. Slager and Allied Waste Industries, Inc. (incorporated by reference to Exhibit 10.3 of Allied's Quarterly Report on Form 10-Q for the period ended June 30, 2008).
10.25+	First Amendment, dated as of December 31, 2008, to Executive Employment Agreement dated as of March 2, 2007 by and between Donald W. Slager and Allied Waste Industries, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated January 7, 2009).
10.26+	Employment Agreement, dated January 31, 2009, by and between Republic Services, Inc. and Donald W. Slager (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated February 5, 2009).
10.27+	Amended and Restated Employment Agreement, dated June 25, 2010, by and between Donald W. Slager and Republic Services, Inc. (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated June 28, 2010).

Exhibit Number	Description
10.28+	Employment Agreement, dated December 5, 2008, between Michael Rissman and Republic Services, Inc. (now superseded) (incorporated by reference to Exhibit 10.1 of Republic's Current Report on Form 8-K filed on February 12, 2010).
10.29+	Memorandum dated February 9, 2010, terminating Employment Agreement, dated December 5, 2008, between Michael Rissman and Republic Services, Inc.(incorporated by reference to Exhibit 10.2 of Republic's Current Report on Form 8-K filed on February 12, 2010).
10.30+	Offer Letter dated August 17, 2009 to Michael Rissman from Republic Services, Inc. regarding general counsel position (incorporated by reference to Exhibit 10.3 of Republic's Current Report on Form 8-K filed on February 12, 2010).
10.31+	Non-Solicitation, Confidentiality and Arbitration Agreement, dated February 9, 2010, between Michael Rissman and Republic Services, Inc. (incorporated by reference to Exhibit 10.4 of Republic's Current Report on Form 8-K filed on February 12, 2010).
10.32+	Amended and Restated Allied Waste Industries, Inc. 1991 Incentive Stock Plan (incorporated by reference to Exhibit 3 of Allied's Definitive Proxy Statement in accordance with Schedule 14A dated April 18, 2001).
10.33+	First Amendment to the Allied Waste Industries, Inc. 1991 Incentive Stock Plan, dated as of August 8, 2001 (incorporated by reference to Exhibit 4.14 of Allied's Annual Report on Form 10-K for the year ended December 31, 2001).
10.34+	Second Amendment to the Allied Waste Industries, Inc. 1991 Incentive Stock Plan, dated as of December 12, 2002 (incorporated by reference to Exhibit 10.49 of Allied's Annual Report on Form 10-K for the year ended December 31, 2002).
10.35+	Third Amendment to the Allied Waste Industries, Inc. 1991 Incentive Stock Plan, effective February 5, 2004 (incorporated by reference to Exhibit 10.6 of Allied's Quarterly Report on Form 10-Q for the period ended March 31, 2004).
10.36+	Fourth Amendment to the Allied Waste Industries, Inc. 1991 Incentive Stock Plan, effective February 5, 2004 (incorporated by reference to Exhibit 10.7 of Allied's Quarterly Report on Form 10-Q for the period ended March 31, 2004).
10.37+	Amended and Restated Allied Waste Industries, Inc. 1991 Incentive Stock Plan, effective February 5, 2004 (incorporated by reference to Exhibit 10.8 of Allied's Quarterly Report on Form 10-Q for the period ended March 31, 2004).
10.38+	First Amendment to the Amended and Restated Allied Waste Industries, Inc. 1991 Incentive Stock Plan, as amended and restated effective February 5, 2004 (incorporated by reference to Exhibit 10.03 of Allied's Current Report on Form 8-K dated December 10, 2004).
10.39+	Form of Nonqualified Stock Option Agreement under the Amended and Restated Allied Waste Industries, Inc. 1991 Incentive Stock Plan (incorporated by reference to Exhibit 10.01 of Allied's Current Report on Form 8-K dated December 10, 2004).
10.40+	Form of Nonqualified Stock Option Agreement under the Amended and Restated Allied Waste Industries, Inc. 1991 Incentive Stock Plan (incorporated by reference to Exhibit 10.01 of Allied's Current Report on Form 8-K dated January 5, 2006).
10.41+	Amendment to Certain Allied Waste Industries, Inc. Equity Award Agreements (Global — Employees) under the Allied Waste Industries, Inc. 1991 Incentive Stock Plan and the Allied Waste Industries, Inc. 2006 Incentive Stock Plan (incorporated by reference to Exhibit 10.38 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008).

Exhibit Number	Description
10.42+	Allied Waste Industries, Inc. 2005 Non-Employee Director Equity Compensation Plan (incorporated by reference to Exhibit 10.7 of Allied's Quarterly Report on Form 10-Q for the period ended June 30, 2005).
10.43+	First Amendment to the Allied Waste Industries, Inc. 2005 Non-Employee Director Equity Compensation Plan (incorporated by reference to Exhibit 10.02 of Allied's Current Report on Form 8-K dated February 14, 2006).
10.44+	Amended and Restated Allied Waste Industries, Inc. 2005 Non-Employee Director Equity Compensation Plan, effective January 1, 2008 (incorporated by reference to Exhibit 10.123 of Allied's Annual Report on Form 10-K for the year ended December 31, 2007).
10.45+	Republic Services, Inc. 2005 Non-Employee Director Equity Compensation Plan (f/k/a Amended and Restated Allied Waste Industries, Inc. 2005 Non-Employee Director Equity Compensation Plan), as amended and restated effective December 5, 2008 (incorporated by reference to Exhibit 10.42 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
10.46+	Form of Stock Option Agreement under the Allied Waste Industries, Inc. 2005 Non-Employee Director Equity Compensation Plan (incorporated by reference to Exhibit 10.4 of Allied's Quarterly Report on Form 10-Q for the period ended March 31, 2005).
10.47+	Amendment to Certain Allied Waste Industries, Inc. Equity Award Agreements (Global — Directors) under the Allied Waste Industries, Inc. 1994 Non-Employee Director Stock Option Plan and the Allied Waste Industries, Inc. 2005 Non-Employee Director Equity Compensation Plan (incorporated by reference to Exhibit 10.45 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
10.48+	Allied Waste Industries, Inc. 2006 Incentive Stock Plan (incorporated by reference to Exhibit 10.2 of Allied's Quarterly Report on Form 10-Q for the period ended June 30, 2006).
10.49+	First Amendment to the Allied Waste Industries, Inc. 2006 Incentive Stock Plan, dated as of July 27, 2006 (incorporated by reference to Exhibit 10.1 of Allied's Quarterly Report on Form 10-Q for the period ended September 30, 2006).
10.50+	Amended and Restated Allied Waste Industries, Inc. 2006 Incentive Stock Plan, dated as of July 27, 2006 (incorporated by reference to Exhibit 10.2 of Allied's Quarterly Report on Form 10-Q for the period ended September 30, 2006).
10.51+	First Amendment, dated as of December 5, 2006, to the Amended and Restated Allied Waste Industries, Inc. 2006 Incentive Stock Plan, dated as of July 27, 2006 (incorporated by reference to Exhibit 10.47 of Allied's Annual Report on Form 10-K for the year ended December 31, 2006).
10.52+	Amended and Restated Allied Waste Industries, Inc. 2006 Incentive Stock Plan, effective October 24, 2007 (incorporated by reference to Exhibit 10.122 of Allied's Annual Report on Form 10-K for the year ended December 31, 2007).
10.53+	Republic Services, Inc. 2006 Incentive Stock Plan (f/k/a Amended and Restated Allied Waste Industries, Inc. 2006 Incentive Stock Plan), as amended and restated effective December 5, 2008 (incorporated by reference to Exhibit 10.51 of the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
10.54+	Form of Nonqualified Stock Option Agreement under the Allied Waste Industries, Inc. 2006 Incentive Stock Plan (incorporated by reference to Exhibit 10.3 of Allied's Quarterly Report on Form 10-Q for the period ended September 30, 2006).

Exhibit Number	Description
10.55+	Form of Indemnity Agreement between Allied Waste Industries, Inc. and legacy Allied directors (incorporated by reference to Exhibit 10.19 of Allied's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).
10.56+	Republic Services, Inc. Executive Separation Policy (incorporated by reference to Exhibit 10.66 of the Company's Annual Report on Form 10-K for the year ended December 31, 2009).
10.57+	Standstill Agreement, dated November 3, 2010, by and among Republic Services, Inc., Cascade Investment, L.L.C., and the Bill & Melinda Gates Foundation Trust (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 5, 2010).
10.58+	Offer Letter, dated August 2, 2012, by and between Robert Boucher and Republic Services, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated August 20, 2012).
10.59+	Offer Letter, dated December 12, 2012, by and between Glenn A. Culpepper and Republic Services, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated December 18, 2012).
10.60*+	Retirement Agreement, dated June 22, 2012, by and between Tod C. Holmes and Republic Services, Inc.
10.61*+	Amended and Restated Employment Agreement, effective December 8, 2008, by and between Jeffrey A. Hughes and Republic Services, Inc.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Ernst & Young LLP.
31.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
31.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
32.1*	Section 1350 Certification of Chief Executive Officer.
32.2*	Section 1350 Certification of Chief Financial Officer
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB**	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

* Filed herewith

** This exhibit is being furnished rather than filed, and shall not be deemed incorporated by reference into any filing, in accordance with Item 601 of Regulation S-K.

\+ Indicates a management or compensatory plan or arrangement.

Signatures

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPUBLIC SERVICES, INC.

Date: February 15, 2013

By: /s/ DONALD W. SLAGER

Donald W. Slager
President and
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DONALD W. SLAGER Donald W. Slager	President, Chief Executive Officer and Director (Principal Executive Officer)	February 15, 2013
/s/ GLENN A. CULPEPPER Glenn A. Culpepper	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 15, 2013
/s/ CHARLES F. SERIANNI Charles F. Serianni	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 15, 2013
/s/ JAMES W. CROWNOVER James W. Crownover	Chairman of the Board of Directors	February 15, 2013
/s/ WILLIAM J. FLYNN William J. Flynn	Director	February 15, 2013
/s/ MICHAEL LARSON Michael Larson	Director	February 15, 2013
/s/ NOLAN LEHMANN Nolan Lehmann	Director	February 15, 2013
/s/ W. LEE NUTTER W. Lee Nutter	Director	February 15, 2013
/s/ RAMON A. RODRIGUEZ Ramon A. Rodriguez	Director	February 15, 2013
/s/ ALLAN C. SORENSEN Allan C. Sorensen	Director	February 15, 2013
/s/ JOHN M. TRANI John M. Trani	Director	February 15, 2013
/s/ MICHAEL W. WICKHAM Michael W. Wickham	Director	February 15, 2013

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a), AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Donald W. Slager, certify that:

1. I have reviewed this 2012 Annual Report on Form 10-K of Republic Services, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Donald W. Slager

Donald W. Slager
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 15, 2013

EXHIBIT 31.2

**CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a),
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Glenn A. Culpepper, certify that:

1. I have reviewed this 2012 Annual Report on Form 10-K of Republic Services, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Glenn A. Culpepper

Glenn A. Culpepper
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

Date: February 15, 2013

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report on Form 10-K of Republic Services, Inc. (the Company) for the annual period ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Donald W. Slager, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Donald W. Slager

Donald W. Slager
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 15, 2013

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report on Form 10-K of Republic Services, Inc. (the Company) for the annual period ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Glenn A. Culpepper, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Glenn A. Culpepper

Glenn A. Culpepper
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

Date: February 15, 2013

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SENIOR MANAGEMENT TEAM

Don Slager
President and Chief Executive Officer

Brian Bales
Executive Vice President, Business Development

Bob Boucher
Executive Vice President, Operations

Glenn Culpepper
Executive Vice President and Chief Financial Officer

Jeff Hughes
Executive Vice President, Human Resources

Mike Rissman
Executive Vice President, General Counsel and Corporate Secretary

Chris Synek
Executive Vice President, Sales and Customer Experience

Jon Vander Ark
Executive Vice President, Customer Development

Jeff Andrews
Region President, West Region

Justin Boswell
Region President, Central Region

Jack Perko
Region President, East Region

Darcie Brossart
Senior Vice President, Communications

Jerry Clark
Senior Vice President, Operations Controller

Catharine Ellingsen
Senior Vice President, Human Resources

Bill Halnon
Senior Vice President and Chief Information Officer

Ed Lang
Senior Vice President, Treasurer

Chris Melocik
Senior Vice President, Integration and Process Improvement

Scott Russeth
Senior Vice President, Pricing Management

Chuck Serianni
Senior Vice President and Chief Accounting Officer

Gary Sova
Senior Vice President, National Accounts

BOARD OF DIRECTORS

James W. Crownover
Chairman of the Board

William J. Flynn
Chairman, Management Development and Compensation Committee

Michael Larson
Chairman, Nominating and Corporate Governance Committee

Nolan Lehmann
Director

W. Lee Nutter
Director

Ramon A. Rodriguez
Chairman, Audit Committee

Don Slager
President & Chief Executive Officer

Allan C. Sorensen
Chairman, Integration Committee

John M. Trani
Director

Michael W. Wickham
Director

CORPORATE INFORMATION

CORPORATE OFFICE

Republic Services, Inc.
18500 North Allied Way
Phoenix, Arizona 85054
Phone: 480-627-2700
republicservices.com

STOCKHOLDER RELATIONS & INQUIRIES

Republic Services Investor Relations
18500 North Allied Way
Phoenix, Arizona 85054

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young, LLP
Ernst & Young Tower
Two North Central Avenue
Suite 2300
Phoenix, Arizona 85004

COMMON STOCK TRANSFER AGENT & REGISTER

Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Phone: 800-468-9716

18500 N. Allied Way | Phoenix, AZ 85054 | 480-627-2700


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